Form 10KSB, Exhibit 13
period 1998-12-31
MERRILL MERCHANTS BANCSHARES INC
filed 1999-03-31
CIK 913072

Contents

                                               Financial Highlights            1

                                               Letter to Shareholders          2

                                               Management's
                                               Analysis of Operations          5

                                               Independent
                                               Auditors' Report               15

                                               Audited Financial Statements   16

                                               Employees                      33

                                               Corporate Directory            34

                                               Corporate Information          36

                                     [LOGO]
                       Merrill Merchants Bancshares, Inc.

                         SELECTED FINANCIAL HIGHLIGHTS

                 (Dollars in thousands, except per share data)

------------------------------------------------------------------------------------------------------
FOR THE YEAR                                   1998           1997        1996        1995        1994
------------------------------------------------------------------------------------------------------
Net income                              $     1,916    $     1,402    $  1,120    $    967    $    373
Net interest income                           8,032          7,155       6,443       5,978       4,671
Non-interest income                           2,211          1,724       1,489       1,302         911
Non-interest expense                          6,939          6,357       5,813       5,407       4,840

------------------------------------------------------------------------------------------------------
PER COMMON SHARE
------------------------------------------------------------------------------------------------------
Earnings per share:
   Basic                                $      0.96    $      0.82    $   0.65    $   0.55    $   0.19
   Diluted                                     0.78           0.71        0.58        0.52        0.19
Dividends per share                            0.14           0.03          --          --          --
Book value per share (1)                       8.61           6.77        5.98        5.33        4.79
Dividend payout ratio                         15.34%          3.37%         --          --          --

------------------------------------------------------------------------------------------------------
KEY RATIOS
------------------------------------------------------------------------------------------------------
Return on average assets                       1.05%          0.86%       0.78%       0.80%       0.37%
Return on average equity (1)                  12.97          13.63       12.28       11.83        4.95
Equity to assets at year end (1)              10.30           6.14        6.11        6.36        6.84
Non-performing assets to total assets          0.08           0.13        0.45        0.33        0.63
Net charge-offs to average loans               0.04           0.08        0.04        0.21        0.02

------------------------------------------------------------------------------------------------------
AT YEAR END
------------------------------------------------------------------------------------------------------
Total assets                            $   199,743    $   178,619    $158,425    $135,744    $113,231
Loans receivable, net (2)                   128,507        117,679     104,320      95,256      81,137
Investment securities                        55,909         45,321      41,014      30,257      21,692
Deposits                                    164,128        146,312     126,704     111,340      91,812
Borrowed funds                               13,508         20,236      18,991      14,665      13,127
Shareholders' equity                         20,655         10,967       9,671       8,761       7,675

(1) Excludes effect of unrealized gains or losses on securities (2) Includes loans held for sale

Dear Shareholder:

          We are pleased to report that 1998 was a very good year for our Company. Highlighting the year was our successful initial public offering of 690,000 shares of Common Stock in August, at which time there was a 9:1 stock split. The offering generated $7.7 million of net proceeds, bringing the total equity at year end to $20.7 million or 10.3 % of total assets. The capital raised will support our growth as we move forward into the next millennium. We are also pleased to report that since our first dividend payout of $ .03 per share in the fourth quarter of 1997 we have increased the dividend by 67% to $
 .05 per share in the fourth quarter of 1998.

          Our success over the past six years has been built on understanding the banking needs of Maine people and Maine businesses, and being able to provide prompt and personal service. Banking is a people business and as regional banks continue to streamline their operations in Maine, there will be opportunities for us to expand our franchise and increase market share.

          We believe that we have an excellent staff providing the best possible service in the most cost efficient manner. We are fortunate to have an enthusiastic, experienced team of bankers who always strive to exceed customer expectations. As participants in the Stock Option Plan they are also thinking like owners and keeping a close eye on operating efficiency and return on assets.

Lending Activities

          Lending activity was brisk in 1998, particularly in the residential mortgage area. We originated $39.3 million in residential mortgage loans, compared with $15.7 million in 1997. The Bank sold 77% of the mortgages originated in 1998 on the secondary market. We do, however, retain the servicing rights on all mortgages as a part of our commitment to ongoing customer service. Our secondary market servicing portfolio is now nearly $57 million.

          While lower rates spurred increased loan volume, we also experienced a decrease in the dollar value of residential mortgages held in the Bank's portfolio due to refinancing among current mortgage customers. This was offset by new business on the refinance side as well as additional fee income totaling in excess of $300,000.

           According to the Maine Credit Bureau, which performs quarterly Registry of Deeds reviews, our Bank ranks third among all institutions in Penobscot County, in the dollar volume of loans originated during the quarter ending September 30, 1998.

          Our commercial loan portfolio is growing at a healthy pace, and we are committed to meeting the credit needs of Maine's small businesses. At year end our commercial loan portfolio totaled $77.2 million compared with $61.8 million at year end 1997. We are experiencing increasingly aggressive competition on loan pricing, and anticipate this will remain a challenge. The Bank is a very active lender with the Small Business Administration (SBA), and is the only community bank in the state of Maine to have been granted Preferred Lender status by the SBA. The Bank was recently recognized as the number two lender in number of loans originated for the SBA Maine District Office during their 1998 fiscal year. According to Mary McAleney, District Director, "This participation in lending to the small business community is considered a mark of excellence."

          We are committed to maintaining high credit standards, and are pleased with the quality of our loan assets. Non-performing loans totaled $152,000 or
 .12% of total loans at the end of the year. This is a credit to our lenders who also serve as our collection staff. The loan loss reserve as of December 31, 1998 was $2 million representing 1.55% of total loans.

Trust & Investment Services

          Our Company is committed to providing trust and investment services to a broad range of personal, corporate and institutional clients. In 1998 we experienced outstanding asset and revenue growth. The market value of client assets under administration increased by more than $46 million or 51% over the previous year. We were able to achieve diversified growth through new business development efforts; excellent referrals from existing clients; shareholders and community professionals; the expansion of existing relationships; and favorable investment results.

          We will be focusing on these same areas going forward with enhancements to our services and further expansion of our referral networks. We anticipate more moderate returns from the capital markets, and will be working diligently to provide superior service to our clients.

Community Building

          We are fortunate to have employees who bring the same level of caring to the community as they do to our customers. Merrill Merchants employees serve as directors of many community boards such as: United Way of Eastern Maine; Eastern Maine Healthcare; Bangor-Brewer YWCA; Multiple Handicap Center of Penobscot Valley; and the Warren Center for Communication & Learning. They have chaired various capital and annual campaigns such as St. Joseph Hospital and the Bangor YMCA. They work on committees providing support to organizations such as:
Brewer Housing Authority; the Orono Public Library; Penquis Community Action Program; and the Eastern Maine Children's Museum. They coordinate the Company's participation in many charitable activities such as: March of Dimes Walk America; the Red Cross Real Heroes Breakfast; and the National Kidney Foundation of Maine Golf Tournament.

          In addition to their hard work and dedicated service, our employees and the Company provide charitable financial support to many worthy endeavors in our communities. The combined corporate/employee contribution to the United Way of Eastern Maine increases each year, and the Company's campaign regularly ranks among the United Way's most successful. In 1998, 98% of our employees contributed to the campaign. Other notable charitable contributions have been made to Maine Central Institute (Pittsfield); University of Maine; Bangor Public Library; Shaw House; Bangor Symphony Orchestra; Bangor Humane Society; Maine Audubon Society/Field's Pond; Spruce Run; Katahdin Boy Scout Council; and Abnaki Girl Scout Council. We are proud to be helping improve the quality of life for Maine people and Maine communities.

Looking Ahead

          The upcoming turn of the century will provide an additional challenge this year. We are working diligently with our vendors and the banking regulators in preparation for the Year 2000. We have implemented testing procedures and are adopting appropriate contingencies for all mission critical systems. We anticipate a smooth transition, and will continue to do everything in our power to accomplish this. Phase one of our customer communication plan has been completed, and we will continue answering questions and updating customers throughout the year.

          Our goal for the coming year is to build on our success in 1998. We will be focusing on ways to increase market share and differentiate ourselves from the competition. We intend to maintain our commitment to customer service while seeking new ways to achieve profitability for our shareholders.

          The continuing efforts of our employees and ongoing wise counsel of our Board of Directors will provide a strong advantage as we position our Company for the future. We will miss the wit and wisdom of Joseph Sewall and Norman Minsky who are retiring this year. We thank them for their guidance in shaping our Company over the past six years.

          The values which have been so instrumental in building our Company will continue to serve us well. Our goal is to always be an organization which values our employees and customers as individuals. We believe this is the best way to ensure our future success and to increase value for our shareholders. Thank you for your ongoing confidence in the future of our Company.

          Sincerely,

          Edwin N. Clift                             William C. Bullock, Jr.
          President and Chief Executive Officer      Chairman

January 31, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

          Management's discussion and analysis may contain forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. However, such performance involves risk and uncertainties which may cause actual results to differ materially from those expressed in forward-looking statements. For a discussion of these risks and uncertainties, see the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998.

GENERAL

          Merrill Merchants Bancshares, Inc., a Maine corporation organized in March 1992, is a one-bank holding company for Merrill Merchants Bank, a full-service community bank headquartered in Bangor, Maine. The bank provides a wide range of consumer, commercial, and trust and investment services through its seven branches located in central and eastern Maine.

          Merrill Merchants Bank is committed to providing outstanding customer service and building long term banking relationships with customers. Delivery on this commitment through local decision-making and personal service has helped distinguish Merrill Merchants from its competitors. This will continue to be strategically significant as larger banks consolidate and their service delivery channels become more depersonalized.

          The Company's goal is to sustain profitable, controlled growth by focusing on increased loan and deposit market share; managing yields on earning assets and rates on interest-bearing liabilities; increasing non-interest income; and being prepared for acquisition opportunities within the financial services industry.

REVIEW OF FINANCIAL STATEMENT

          In 1998, the Company declared a 5% stock dividend and completed a 9-for-1 split of its common stock. All financial data included herein has been restated to reflect the impact of the stock dividend and split.

          The discussion and analysis that follows focuses on the factors affecting the Company's financial condition at December 31, 1998 and 1997 and financial results of operations during 1998 and 1997. This discussion should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report.

RESULTS OF OPERATIONS
Overview

          The Company ended 1998 with consolidated assets just under $200 million representing growth of $21.1 million or 12%. The Company reported net income of $1.9 million or $.96 per basic share and $.78 per diluted share in 1998, as compared to $1.4 million or $.82 per basic share and $.71 per diluted share in 1997. This represented earnings growth of 37% and basic earnings per share growth of 17%. Return on average assets amounted to 1.05% in 1998 compared to .86% in 1997. The improved operating results were attributable to growth in both the loan and investment portfolios and an increase in non-interest income. Return on average equity declined from 13.63% in 1997 to 12.97% in 1998 as a result of the initial public offering in August 1998, which provided the Company with additional capital of $7.7 million.

Average Balance Sheets and Analysis of Net Interest Income

The following table sets forth, for the years indicated, information regarding
(i) the total dollar amount of interest income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest income; (iv) net interest rate spread; and (v) net interest margin.

Year Ended December 31,                                             1998                                    1997
                                                   --------------------------------------   -------------------------------------
                                                      Average                                Average
(In Thousands)                                       Balance     Interest    Yield/Rate       Balance     Interest   Yield/Rate
                                                   --------------------------------------   -------------------------------------

 Assets:
 Interest-earning assets:
      Loans (1)                                       $ 121,955    $ 11,655        9.56%      $ 111,006    $ 10,669        9.61%
      Investment securities (2)                          48,371       2,831        5.85%         39,050       2,378        6.09%
      Other earning assets                                2,113         111        5.25%          3,187         171        5.37%
                                                       ---------------------------------       ---------------------------------
           Total interest-earning assets                172,439      14,597        8.47%        153,243      13,218        8.63%

 Non-earning assets                                      10,571                                   9,062
                                                      =========                               =========
 Total assets                                         $ 183,010                               $ 162,305
                                                      =========                               =========

 Liabilities and Shareholders' Equity:
 Interest-bearing liabilities:
      Savings deposits and interest-bearing
        checking                                         68,779       2,474        3.60%         56,511       1,983        3.51%
      Certificates of deposit                            57,220       3,236        5.66%         55,306       3,143        5.68%
      Securities sold under agreement to
        repurchase                                       12,163         514        4.23%         11,931         511        4.28%
      Short-term borrowings                               1,922         106        5.52%          2,364         124        5.25%
      Long-term borrowings                                3,135         224        7.15%          4,109         299        7.28%
                                                      ---------------------------------       ---------------------------------
           Total interest-bearing liabilities           143,219       6,554        4.58%        130,221       6,060        4.65%
                                                      ---------------------------------       ---------------------------------
 Other liabilities                                       24,947                                  21,836
 Shareholders' equity                                    14,844                                  10,248
                                                      =========                               =========
 Total liabilities and shareholders' equity           $ 183,010                               $ 162,305
                                                      =========                               =========
 Net interest income                                                $ 8,043                                 $ 7,158
                                                                    =======                                 =======
 Net interest rate spread                                                          3.89%                                   3.98%
                                                                                   ====                                    ====
 Net interest margin                                                               4.66%                                   4.67%
                                                                                   ====                                    ====

(1) Non-accruing loans included in computation of average balance. (2) Income from investment securities and net interest income is presented on a tax-equivalent basis by adjusting income and yields earned on tax-exempt securities assuming a federal tax of 34%.

Analysis of Changes in Net Interest Income

The following table presents the components of the Company's net interest income as attributed to volume and rate on a tax-equivalent basis assuming a Federal tax rate of 34%. The net change attributable to the combined impact of volume and rate has been solely allocated to the change in volume.

Year Ended December 31,                                          1998                                     1997
(In Thousands)                                   ---------------------------------------  ----------------------------------------
                                                  Increase (Decrease) Due to Change in:     Increase (Decrease) Due to Change in:
                                                 ---------------------------------------------------------------------------------
                                                   Volume         Rate          Total         Volume          Rate         Total
                                                  ---------     ---------   -------------  ------------     --------    ----------
 Interest-earning assets:
    Loans                                          $ 1,046        $ (60)           $ 986         $ 993        $ (7)          $ 986
    Investment securities                              546          (93)             453           389            6            395
    Other earning assets                              (56)           (4)            (60)             5            6             11
                                                  ---------     ---------   -------------  ------------     --------    ----------
      Total interest income                          1,536         (157)           1,379         1,387            5          1,392
                                                  ---------     ---------   -------------  ------------     --------    ----------

 Interest-bearing liabilities:
    Savings deposits and interest-bearing
      liabilities                                      441            50             491           443          182            625
    Certificates of deposit                            108          (15)              93           126         (53)             73
    Securities sold under agreement to
      repurchase                                        10           (7)               3             7         (16)            (9)
    Short-term borrowings                             (24)             6            (18)            31            4             35
    Long-term borrowings                              (70)           (5)            (75)             2         (49)           (47)
                                                  ---------     ---------   -------------  ------------     --------    -----------
      Total interest expense                           465            29             494           609           68            677
                                                  ---------     ---------   -------------  ------------     --------    -----------

 Change in net interest income                     $ 1,071       $ (186)           $ 885         $ 778       $ (63)          $ 715
                                                  =========     =========   =============  ============     ========    ===========

Net Interest Income

          The Company's primary source of operating income is net interest income. Net interest income on a taxable equivalent basis was $8.0 million for 1998 and $7.2 million for 1997. Net interest income is the difference between the income earned on earning assets and the interest paid on interest-bearing liabilities. Both net interest income and the net interest margin, which is net interest income expressed as a percentage of average earning assets, are affected by the volume and mix of earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

          Net interest income increased by $885,000 or 12%, on a taxable equivalent basis in 1998 compared to 1997. This increase was due to growth in the loan portfolio and investment securities. The Company's net interest margin remained stable at 4.66% for 1998 and 4.67% for 1997 despite a period of declining interest rates. The Federal Reserve reduced the Federal Funds rate from 5.50% to 4.75% during the 4th quarter of 1998.

      Interest income increased to $14.6 million or 10% in 1998. The increase was driven by growth in the average earning assets of $19.2 million or 12.5% while the Company experienced a decrease in the yield on average earning assets to 8.47% in 1998 from 8.63% in 1997.

      Interest expense increased to $6.6 million in 1998 from $6.1 million in 1997 representing an 8% increase. This increase was a result of growth in average interest-bearing liabilities of $13.0 million or 10% which was offset by a decline in the cost of funds to 4.58% in 1998 from 4.65% in 1997.

      Management currently anticipates that net interest income will increase in 1999 due to expected growth in earning assets (primarily loans) although a decline in the net interest margin is expected due to the low interest rate environment and industry-wide pricing pressure on loans and deposits.

Non-Interest Income

      Non-interest income was $2.2 million for 1998 and $1.7 million for 1997. The $487,000 or 28% increase during 1998 was largely attributable to increases in gains on sale of mortgage loans of $206,000 and trust fees of $128,000.

      Lower interest rates on the national level have resulted in increased secondary market loan activity. The Company's portfolio of residential mortgages of $56.8 million serviced for secondary market investors increased by $18.5 million or 48% from December 31, 1997 to December 31, 1998. Gains resulting from the sale of mortgages amounted to $297,000 in 1998 compared to $91,000 for 1997.

      Trust fees increased to $662,000 in 1998 compared to $534,000 in 1997. The market value of client assets under administration increased $46.2 million or 51% to $136.5 million at December 31, 1998 compared with trust assets of $90.3 million at December 31, 1997. The increase in trust assets was achieved through new business development and market value appreciation.

      The generation of mortgage sale gains and trust fees is dependent on the market and economic conditions and, as a result, there can be no assurance that income levels reported in prior periods can be achieved in the future.

Non-Interest Expense

      Non-interest expense increased $582,000 or 9% for 1998. The increase was primarily related to the increase in salaries and employee benefits of $389,000. The Company's efficiency ratio (non-interest expense divided by the sum of net interest income and fee income) improved to 67.8% for 1998 compared to 71.6% for 1997.

      Salaries and employee benefits of $3.5 million increased 12% during 1998 due primarily to the addition of employees. The Company increased staffing to
90.5 full-time equivalents at December 31, 1998 compared with 86 full-time equivalents at December 31, 1997. Data processing expense increased by $66,000 or 11% to $671,000 for 1998 due to increased volume in loan and deposit transactions. Merchant and credit card processing expense increased to $251,000 for 1998 from $191,000 for 1997 as a result of attracting new business accounts.
      Annual operating expenses are also expected to increase in future periods due to future branching and product expansion and the increased cost of operating as a public stock institution.

BALANCE SHEET REVIEW
Loans

      The Bank offers a broad range of personal and business loan products. Total loans (which includes loans held for sale) of $130.5 million grew 9% from $119.4 million at December 31, 1997. Management is pleased with the overall growth rate considering the refinancing boom experienced during 1998. Secondary market mortgage lending was exceptionally strong. Many customers consolidated consumer debt and refinanced existing mortgages at lower rates. This resulted in a decline in portfolio residential and construction real estate, home equity and consumer loan balances of $4.4 million in 1998.

      Commercial real estate balances increased $7.9 million or 19% in 1998 and now represent 37% of the total loan portfolio compared to 34% in 1997. Commercial loans grew $7.6 million in 1998, a 36% increase. Commercial loans represent 22% of the total loan portfolio compared to 17% in 1997. Growth in commercial real estate and commercial loans is consistent with the Bank's focus on lending to small and medium size business customers within our geographic markets.

      The average yield on loans declined to 9.56% in 1998 from 9.61% in 1997. The decrease is the result of declining interest rates (prime rate decreased
 .75% during 1998) and competitive pressure. Management anticipates a continued decline in yields on loans given the current interest rate environment and increased competition from banks and non-traditional credit providers.

Investment Securities

      The investment portfolio provides liquidity, diversification and earnings to the Company. The investment portfolio represents 28% of the Company's total assets which has increased slightly from 25% at December 31, 1997. The portfolio is comprised primarily of U.S. Treasury securities and collateralized mortgage obligations. Substantially all securities are AAA or equivalently rated.

      The increase in the securities portfolio of $10.6 million to $55.9 million at December 31, 1998 resulted primarily from investment of proceeds from the initial public offering. The Company has $5.1 million invested in U.S. Government money market funds that provide liquidity for future expansion/acquisition opportunities. The average yield on the investment portfolio decreased to 5.85% in 1998 compared to 6.09% in 1997 as a result of maturing investments being reinvested at lower interest rates.

Deposits

          Deposits are the major source of the Company's funds for lending, investing and other general business purposes. Deposits are attracted principally from within the Company's primary market area through the offering of a broad variety of deposit products, including checking accounts, money market accounts, savings accounts, certificates of deposit (including jumbo certificates in denominations of $100,000 or more) and retirement savings plans.

          Total average deposits were $149.6 million for 1998 compared to $132.4 million for 1997, an increase of $17.2 million or 13%. The Company experienced growth in all deposit categories with a 14% increase in non-interest checking balances and a 31% increase in savings accounts. The Company's deposit mix has shifted slightly as the result of a passbook savings product offered at a premium interest rate. Savings accounts represent 29% of the total deposits at December 31, 1998 compared to 25% at December 31, 1997 and certificates of deposit as a percentage of total deposits decreased to 38% in 1998 from 42% in 1997.
          The average yield on savings deposits and interest-bearing checking balances increased to 3.60% in 1998 from 3.51% in 1997 primarily due to the growth in the higher yielding passbook savings product. The average yield on certificates of deposit declined slightly to 5.66% in 1998 from 5.68% in 1997.

          The introduction of new products and the continued focus on quality customer service contributed to strong deposit growth. The Company continues to develop consumer and commercial deposit relationships through referrals and additional contacts within its market area.

Borrowings

      The Company's primary source of funding, other than deposits, is securities sold under agreement to repurchase. Average balances for securities sold under repurchase agreements were $12.2 million in 1998 and $11.9 million in 1997. These are collateralized by U.S. government obligations. Other short-term borrowings include federal funds purchased, FHLB advances, treasury tax and loan deposits and interest-bearing demand notes due to the U.S. Treasury. The Company paid off its long-term debt of $2.9 million from proceeds received from the initial public offering.

ASSET QUALITY

          Management seeks to maintain a high quality of assets through prudent underwriting and sound lending practices. Approximately 26% of the Bank's loan portfolio is collateralized by first liens on primarily owner-occupied residential homes which have historically carried a relatively low credit risk. The Bank also maintains a commercial real estate portfolio comprised primarily of owner-occupied commercial businesses.

          The Bank participates in government guaranteed loan programs including the Small Business Administration ("SBA"), Rural Development ("RD") and the Finance Authority of Maine ("FAME"). At December 31, 1998, total loans under these programs totaled $10.9 million of which $8.2 million, or 6% of the total loan portfolio outstanding, is guaranteed by the various federal and state government entities.

          The Company continues to focus on asset quality issues and has placed emphasis on loan review and underwriting procedures. The Bank utilizes the services of a consultant, M&M Consulting, LLC, (a 50% joint venture), to perform periodic loan and documentation review. Management has established a risk rating and review process with the objective of quickly identifying, evaluating and initiating necessary corrective action for all commercial and commercial real estate loans. The goal of the risk rating process is to address the watch list, substandard and non-performing loans as early as possible. These components of risk management are integral elements of the Bank's loan program which have contributed to the loan portfolio performance to date. Nonetheless, management maintains a cautious outlook in attempting to anticipate the potential effects of uncertain economic conditions (both locally and nationally).

Nonperforming Assets

          Nonperforming assets consist of non-accrual loans, other loans past due over 90 days and other real estate owned. Total nonperforming assets as a percentage of total assets decreased to .08% at December 31, 1998 compared to
 .13% at December 31, 1997.

          Loans are placed on non-accrual status when, in the judgment of management, principal repayment is doubtful, whether current or past due. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income. As a matter of policy, interest is generally not accrued on loans past due 90 days or more. The Bank does not return a loan to accrual status until it is brought current with respect to both principal and interest, future payments are no longer in doubt and the loan has been performing for at least six consecutive months.

Provision and Allowance for Loan Losses

      The provision for loan losses was $360,000 for 1998 and $355,000 for 1997. The allowance for loan losses represented 1.55% of loans outstanding at December 31, 1998, as compared to 1.44% at December 31, 1997. Net charge-offs were $54,000 during 1998 or .04% of average loans outstanding, as compared to $88,000 in 1997 or .08%. The low level of net loan charge-offs is indicative of the Bank's loan quality and credit administra-tion standards and the generally good economic environment existing in the Company's primary market area.

      The allowance for loan losses is maintained at a level determined to be adequate by management to absorb future charge-offs of loans deemed noncollectible. This allowance is increased by provisions charged to operating expense and by recoveries on loans previously charged off. A high degree of judgment is necessary to determine the appropriate level of allowance for loan losses and requires management's ongoing evaluation of adequacy. The evaluation process includes, among other things, industry standards, management's experience, the Bank's historical loan loss experience, evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ from the economic conditions in the assumptions used in making the final determinations.

      Future provisions for loan losses depend on such factors as asset quality, net loan charge-offs, loan growth and other criteria discussed above. The appropriate level of the allowance for loan losses and the corresponding provision will continue to be determined quarterly. Management anticipates that there will be a provision for loan losses in 1999; however, the specific amount cannot be determined at this time. Changes in circumstances affecting the various factors of the Company's methodology will determine the provision amount in 1999.

YEAR 2000

      The Company utilizes various computer software programs to provide banking products and services to its customers. Many existing computer programs use only two digits to identify a year in the date field and were not designed to consider the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Year 2000 issue affects virtually all companies and organizations.

      The Company adopted a plan to minimize the Year 2000 risk. The plan included the formation of a Year 2000 Committee to assess, monitor and review vendor compliance and certification and to identify all systems and equipment used in the daily operations of the Company that might be affected. The scope of the project covers all computer systems including PC and network hardware and software and mainframe software. It also covers all equipment and other systems utilized in bank operations or in the premises from which the Company operates.

      During 1998, the Company completed the awareness and assessment phase, identified mission-critical systems, developed a testing strategy, worked on contingency plans and undertook steps to verify that significant vendors, suppliers and other related business parties will be ready for the year 2000. Testing and validation of all mission-critical systems is scheduled for completion by March 31, 1999.

      The Company is currently conducting tests of its mission critical systems and is in compliance with the Federal Financial Institutions Examination Council's time frames. The following table identifies each phase and the estimated timetable for completion by the Company:

     Phase                           Status
1.  Awareness                        Completed
2.  Assessment                       Completed
3.  Renovation                       Completed for mission critical applications
4.  Validation/Testing               Completion by March 31,1999
5.  Implementation/Monitoring        Through year 2000
6.  Contingency Planning             Completion by March 31, 1999

          The Company utilizes various third party service providers to perform its most mission critical applications. Each service provider has informed the Company that the software programming for its applications has been completed. The following identifies each mission critical application and the current status of testing:

      Loans, Deposits and General Ledger
          Testing of programs commenced in October 1998 and proxy testing and validation are expected to be completed by March 31, 1999. Interface and on-line connectivity tests are scheduled for March 1999.
      Item Processing/Cash Letter Presentment
          Renovations were completed by the service provider in September 1998. Validation was completed in December 1998 and implementation is expected to be completed by March 31, 1999. Interface testing is scheduled for March 1999.
      Wire Transfer Function
          Century roll-over and leap year testing have been successfully completed.
      Merchant and Credit Card Processing
          Renovation of all critical systems was completed in November 1998. Testing by the service provider is scheduled to be completed by March 1, 1999. Proxy testing is being performed and the results are expected to be published in March 1999.
      Trust and Investment Operations
          Renovation has been completed. Implementation and validation are scheduled to be completed by March 31, 1999. Proxy testing is being performed and the results are expected to be published in February 1999.

      The Company has a formal customer due-diligence plan. The Company has communicated with its large borrowers and corporate customers to determine the extent to which the Company is vulnerable to those third parties if they fail to resolve their Year 2000 issues. The Company has performed an initial assessment of each major borrower and has established an ongoing assessment as part of the Company's credit granting and loan renewal and monitoring process.

      The Company has estimated that total costs directly related to Year 2000 issues, such as software modification and system testing, will not have a material effect on the performance of the Company. The Year 2000 budget for 1999 is $50,000. Total direct costs to date are less than $14,000 (excluding employee hours). Purchased hardware and software will be capitalized in accordance with normal policy. The majority of costs associated with new software or upgraded hardware would have been incurred in the normal course of operations regardless of the year 2000 issue.

      The Company's potentially worst case Year 2000 scenarios may include the failure of a vendor or third party provider, which is beyond the Company's control. In the event a failure occurs, the Company expects to be able to implement manual contingency systems without serious impact on the Company's financial condition. The Company has created several basic contingency plans and is currently in the process of assessing these plans for the possible impact of Year 2000 failures. It will adjust its existing contingency plans where appropriate and possible for those scenarios that may have the most severe impact on its operations. This activity is expected to be substantially complete in the first quarter of 1999. Management believes the Company is adequately addressing the Year 2000 issue and that the current preparations and testing being conducted all seek to minimize any potential adverse effect on the Company or its customers.

ASSET/LIABILITY MANAGEMENT
Market Risk

      Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates/prices such as interest rates, foreign currency exchange rates, commodity prices and equity prices. The Company's primary market risk exposure is interest rate risk. The ongoing monitoring and management of this risk is an important component of the Company's asset/liability management process which is governed by policies established by its Board of Directors that are reviewed and approved annually. The Board of Directors delegates responsibility for carrying out the asset/liability management policies to its Asset/Liability Committee ("ALCO"). In this capacity, ALCO develops guidelines and strategies impacting the Company's asset/liability management process based upon estimated market risk sensitivity, policy limits and overall market interest rate levels/trends.

Interest Rate Risk

      Interest rate risk represents the sensitivity of earnings to changes in market interest rates. As interest rates change, the interest income and expense streams associated with the Company's financial instruments also change thereby impacting net interest income ("NII"), the primary component of the Company's earnings. ALCO utilizes the results of a detailed and dynamic simulation model to quantify the estimated exposure of NII to sustained interest rate changes. While ALCO routinely monitors simulated NII sensitivity over a rolling two-year horizon, it also utilizes additional tools to monitor potential longer-term interest rate risk.

      The simulation model captures the impact of changing interest rates on the interest income received and interest expense paid on all assets and liabilities reflected on the Company's statement of financial condition. This sensitivity analysis is compared to ALCO policy limits which specify a maximum tolerance level for NII exposure over a one year horizon, assuming no balance sheet growth, given both a 200 basis point (bp) upward and downward shift in interest rates. A parallel and pro rata shift in rates over a 12 month period is assumed.

Liquidity

      Liquidity represents the ability to meet both asset growth and deposit withdrawals. Many factors affect a company's ability to meet liquidity needs, including changes in the markets served, its asset-liability mix, its reputation and credit standing in the market and general economic conditions. In addition to traditional in-market deposit sources, the Company has other sources of liquidity, including proceeds from maturing investment securities and loans, the sale of investment securities, Federal Funds through correspondent bank relationships and FHLB borrowings. Additional liquidity is available in the loan portfolio through sale of residential mortgages and the guaranteed portion of SBA loans. Management believes that the level of liquidity is sufficient to meet current and future funding requirements.

CAPITAL

      At December 31, 1998, shareholders' equity totaled $20.7 million or 10.3% of total assets, as compared to $11.0 million or 6.1% at December 31, 1997. The increase in shareholders' equity was due to net income of $1.9 million and the Company's initial public offering in August 1998 resulting in the issuance of 690,000 shares of common stock which produced additional capital of $7.7 million.

      Capital guidelines issued by the Federal Reserve Board require the Company to maintain certain ratios. The Company's risk based capital ratios for Tier 1 and Tier 2 Capital (as defined by federal banking agency regulations) at December

31, 1998 of 16.39% and 17.89%, respectively, exceed regulatory guidelines for a "well capitalized" financial institution. The Company's Tier 1 and Tier 2 risk based capital ratios at December 31, 1997 were 9.77% and 11.30%, respectively. The Bank is also subject to federal regulatory capital requirements. At December 31, 1998, the Bank was deemed to be "well capitalized" under the applicable regulations.

IMPACT OF NEW ACCOUNTING STANDARDS

                  The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," in 1998. The statement contains certain presentation and disclosure requirements concerning the components of comprehensive income and the changes therein. The consolidated statement of changes in shareholders' equity has been presented in accordance with the requirements of the statement.

          In 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up Activities." The SOP requires costs of start-up activities to be expensed as incurred. The SOP is effective for years beginning after December 15, 1998. Adoption of the SOP is expected to have no effect on net income for 1999.

          SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," is effective for years beginning after December 31, 1997. This statement requires a company to disclose certain income statement and balance sheet information by operating segment. Since the Company's operations include only its banking activities, no additional disclosure standards will be imposed on the Company.

          SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for years beginning January 1, 2000. This statement sets accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. This statement is expected to have no impact on the Company.

MARKET FOR COMMON STOCK

          The common stock of Merrill Merchants Bancshares, Inc. (ticker symbol "MERB") began trading on the Nasdaq National Market System in August 1998. Prior to that date, the stock was not traded on any exchange and the common stock was subject to trading restrictions. Market prices for the Company's common stock (since the initial public offering) and dividends declared per quarter during 1998 are as follows:

                               Dividends Declared                          Market Prices
1998 Quarters                        Per Share                       High                 Low
First                                 $.03                           -                    -
Second                                 .03                           -                    -
Third                                  .03                        $15.25               $12.50
Fourth                                 .05                        $13.75               $11.25

          The Company declared its first cash dividend to shareholders in the fourth quarter of 1997 of $.03 per common share.

          As of December 31, 1998, the Company had approximately 1,021 shareholders of record and 2,388,036 shares outstanding.

          There are significant regulatory limitations on the Company's ability to pay dividends depending on the dividends it receives from its subsidiary, Merrill Merchants Bank, which are subject to regulations and the Bank's continued compliance with all regulatory capital requirements and the overall health of the institution. In addition, the Company has a class of cumulative preferred stock, meaning that if dividends are not paid when declared, they will accumulate and be payable in full before any dividends are paid on common stock. See notes 14 and 16 of the notes to the consolidated financial statements for a discussion of the preferred stock and the Bank's regulatory matters, respectively.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Merrill Merchants Bancshares, Inc.

          We have audited the consolidated statements of financial condition of Merrill Merchants Bancshares, Inc. and Subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Merrill Merchants Bancshares, Inc. and Subsidiary at December 31, 1998 and 1997 and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ BERRY DUNN MCNEIL & PARKER

BERRY DUNN MCNEIL & PARKER
Bangor, Maine
January 11, 1999

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                                DECEMBER 31,
(In Thousands, Except Number of Shares and per Share Data)                                1998                1997
ASSETS
   Cash and due from banks                                                             $  6,081            $  7,486
   Interest-bearing deposits with banks                                                      46                  28
   Federal funds sold                                                                     1,500               2,650
                                                                                       --------            --------
      Total cash and cash equivalents                                                     7,627              10,164
   Investment securities
      Available for sale                                                                 55,241              43,359
      To be held to maturity                                                                668               1,962
   Loans held for sale                                                                    2,875                 508
   Loans receivable                                                                     127,655             118,888
      Less allowance for loan losses                                                      2,023               1,717
                                                                                       --------            --------
         Net loans receivable                                                           125,632             117,171
   Other real estate owned                                                                   12                  43
   Properties and equipment, net                                                          2,777               2,806
   Deferred income tax benefit                                                              189                 129
   Accrued income and other assets                                                        4,722               2,477
                                                                                       --------            --------
      Total assets                                                                     $199,743            $178,619
                                                                                       ========            ========

LIABILITIES AND SHAREHOLDERS' EQUITY

   Demand deposits                                                                     $ 25,207            $ 25,018
   Savings and NOW deposits                                                              79,737              64,513
   Certificates of deposit                                                               59,184              56,781
                                                                                       --------            --------
      Total deposits                                                                    164,128             146,312
   Securities sold under agreements to repurchase (term and demand)                      11,747              11,897
   Other borrowed funds                                                                   1,461               5,144
   Accrued expenses and other liabilities                                                 1,452               1,104
   Long-term debt                                                                            --               2,895
   Mandatory convertible debentures                                                         300                 300
                                                                                       --------            --------
      Total liabilities                                                                 179,088             167,652
   Commitments (Notes 6, 7, 13, 16 and 18)
   Shareholders' equity
      Convertible cumulative preferred stock, par value $1; authorized
         50,000 shares, issued and outstanding 19,566 shares                                 20                  20
      Common stock, par value $1; authorized 4,000,000 shares, issued and
         outstanding 2,388,036 and 1,542,123 shares in 1998 and 1997, respectively        2,388               1,542
      Capital surplus                                                                    15,527               7,754
      Retained earnings                                                                   2,638               1,647
      Unrealized gain on securities available for sale, net of tax of $43 and $2 in
         1998 and 1997, respectively                                                         82                   4
                                                                                       --------            --------
         Total shareholders' equity                                                      20,655              10,967
                                                                                       --------            --------
         Total liabilities and shareholders' equity                                    $199,743            $178,619
                                                                                       ========            ========

The accompanying notes are an integral part of these consolidated financial statements.

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                         YEARS ENDED DECEMBER 31,
(In Thousands, Except Number of Shares and per Share Data)                               1998                1997
Interest and dividend income
   Interest and fees on loans                                                          $ 11,655            $ 10,669
   Interest on investment securities                                                      2,512               2,172
   Dividends on investment securities                                                       216                 203
   Interest on federal funds sold                                                           203                 171
                                                                                       --------            --------
      Total interest and dividend income                                                 14,586              13,215
                                                                                       --------            --------
Interest expense
   Interest on deposits                                                                   5,710               5,126
   Interest on borrowed funds                                                               844                 934
                                                                                       --------            --------
      Total interest expense                                                              6,554               6,060
                                                                                       --------            --------
      Net interest income                                                                 8,032               7,155
Provision for loan losses                                                                   360                 355
                                                                                       --------            --------
      Net interest income after provision for loan losses                                 7,672               6,800
                                                                                       --------            --------
Other income
   Service charges on deposit accounts                                                      516                 476
   Other service charges and fees                                                           523                 485
   Trust fees                                                                               662                 534
   Net gain on sale of mortgage loans                                                       297                  91
   Other                                                                                    213                 138
                                                                                       --------            --------
      Total other income                                                                  2,211               1,724
Other expense
   Salaries and employee benefits                                                         3,510               3,121
   Occupancy expense                                                                        635                 626
   Equipment expense                                                                        511                 524
   Data processing                                                                          671                 605
   Other                                                                                  1,612               1,481
                                                                                       --------            --------
      Total other expense                                                                 6,939               6,357
                                                                                       --------            --------
Income before income taxes                                                                2,944               2,167
Income tax expense                                                                        1,028                 765
                                                                                       --------            --------
      Net income                                                                       $  1,916            $  1,402
                                                                                       ========            ========

Per share data
   Basic earnings per common share                                                     $   0.96            $   0.82
                                                                                       ========            ========
   Diluted earnings per common share                                                   $   0.78            $   0.71
                                                                                       ========            ========

The accompanying notes are an integral part of these consolidated financial statements.

                MERRILL MERCHANTS BANCSHARES,INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

           (In Thousands, Except Number of Shares and per Share Data)

                                                                                                   Unrealized
                                                                                               Gain (Loss) on
                                                   Convertible                                      Securities           Total
                                                    Cumulative       Common    Capital   Retained    Available    Shareholders'
                                               Preferred Stock        Stock    Surplus   Earnings     for Sale          Equity
Balance at December 31, 1996                          $     20     $  1,469   $  7,331   $    861    $    (10)        $  9,671
  Net income                                                --           --         --      1,402          --            1,402
  Change in unrealized gain (loss) on
    securities available for sale, net of
    deferred income taxes of $7                             --           --         --         --          14               14
                                                      --------     --------   --------   --------    --------         --------
      Total comprehensive income                            --           --         --      1,402          14            1,416

  5% common stock dividend declared                         --           73        423       (497)         --               (1)
  Common stock cash dividend declared,
    $.03 per share                                          --           --         --        (43)         --              (43)
  Convertible cumulative preferred stock
    dividends declared, $3.88 per share                     --           --         --        (76)         --              (76)
                                                      --------     --------   --------   --------    --------         --------
Balance at December 31, 1997                          $     20     $  1,542   $  7,754   $  1,647    $      4         $ 10,967
  Net income                                                --           --         --      1,916          --            1,916
  Change in unrealized gain on
    securities available for sale, net
    of deferred income taxes of $41                         --           --         --         --          78               78
                                                      --------     --------   --------   --------    --------         --------
  Total comprehensive income                                --           --         --      1,916          78            1,994

  Common  stock options exercised                           --           77        309         --          --              386
  5% common stock dividend declared                         --           79        489       (569)         --               (1)
  Common stock offering                                     --          690      7,448         --          --            8,138
  Offering cost                                             --           --       (473)        --          --             (473)
  Common stock cash dividend declared,
    $.14 per share                                          --           --         --       (281)         --             (281)
  Convertible cumulative preferred stock
    dividends declared, $3.84 per share                     --           --         --        (75)         --              (75)
                                                      --------     --------   --------   --------    --------         --------
Balance at December 31, 1998                          $     20     $  2,388   $ 15,527   $  2,638    $     82         $ 20,655
                                                      ========     ========   ========   ========    ========         ========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)                                                                           YEARS ENDED DECEMBER 31,
                                                                                         1998                1997
Cash flows from operating activities
  Net income                                                                           $  1,916            $  1,402
  Adjustments to reconcile net income to net cash
    provided by operating activities
    Depreciation                                                                            375                 379
    Amortization                                                                             59                  83
    Net amortization (accretion) on investment securities                                     3                 (69)
    Deferred income taxes                                                                  (101)                 18
    Originations of loans held for sale                                                 (32,927)             (7,173)
    Proceeds from sale of loans held for sale                                            30,666               7,026
    Increase in accrued income and other assets                                            (182)               (154)
    Increase in accrued expenses and other liabilities                                      348                 140
    Decrease in deferred loan fees, net                                                     (22)                (33)
    Provision for loan losses                                                               360                 355
    Provision for losses on other real estate owned                                           5                   2
    Net gain on sale of mortgage loans and property
      and equipment                                                                        (295)                (83)
                                                                                       --------            --------
      Net cash provided by operating activities                                             205               1,893
                                                                                       --------            --------
Cash flows from investing activities
  Net loans made to customers                                                            (8,781)            (13,407)
  Acquisition of premises and equipment                                                    (348)               (927)
  Purchase of investment securities available for sale                                  (54,590)            (40,005)
  Proceeds from sales and maturities of investment securities
    Sales and maturities of available for sale securities                                42,824              32,538
    Maturities of held to maturity securities                                             1,293               1,157
  Proceeds from sale of other real estate owned                                              38                 190
  Acquisition of life insurance policies                                                 (1,960)               (599)
                                                                                       --------            --------
      Net cash used in investing activities                                             (21,524)            (21,053)
                                                                                       --------            --------
Cash flows from financing activities
  Net increase in demand, savings and NOW deposits                                       15,413              16,046
  Net increase in certificates of deposit                                                 2,403               3,562
  Net decrease in securities sold under agreement to repurchase                            (150)               (267)
  Net increase (decrease) in other borrowed funds                                        (3,683)              2,312
  Payment of long-term debt                                                              (2,895)               (800)
  Dividends paid on convertible cumulative preferred stock
    and common stock                                                                       (357)               (120)
  Proceeds from stock issuance, net of cost                                               8,051                  --
                                                                                       --------            --------
      Net cash provided by financing activities                                          18,782              20,733
                                                                                       --------            --------
Net (decrease) increase in cash and cash equivalents                                     (2,537)              1,573
Cash and cash equivalents, beginning of year                                             10,164               8,591
                                                                                       --------            --------
Cash and cash equivalents, end of year                                                 $  7,627            $ 10,164
                                                                                       ========            ========
Supplemental disclosures of cash flow information
  Cash paid for interest                                                               $  6,633            $  6,058
  Transfers to other real estate owned                                                       12                  70
  Income tax paid                                                                         1,118                 773

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997
      (Presented in Thousands, except Number of Shares and per Share Data)

1.  Summary of Significant Accounting Policies

    The accounting and reporting policies conform to generally accepted accounting principles and to general practice within the banking industry. The following is a summary of the significant accounting and reporting policies.

Nature of Business

    Merrill Merchants Bancshares, Inc. is a one-bank holding company that owns all of the common stock of Merrill Merchants Bank (Bank). The Bank operates branches in Bangor (three offices), Brewer, Orono, Pittsfield, and Newport, Maine.

    The Bank's lending activities are conducted principally in central Maine. The Bank grants single family and multi-family residential loans, commercial real estate loans, commercial loans, and a variety of consumer loans. In addition, the Bank grants loans for the construction of residential homes, multi-family properties and commercial real estate properties. Most loans granted by the Bank are either collateralized by real estate or guaranteed by federal and local governmental authorities. The ability and willingness of the single family residential and consumer borrowers to honor their repayment commitments is generally dependent on the level of overall economic activity within the borrowers' geographic areas and real estate values. The ability and willingness of commercial real estate, commercial and construction loan borrowers to honor their repayment commitments is generally dependent on the health of the real estate economic sector in the borrowers' geographic areas and the general economy.

    The Bank is under the supervision of the Board of Governors of the Federal Reserve System and the Maine Bureau of Banking, and its deposits are insured by the Federal Deposit Insurance Corporation (FDIC).

Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the carrying value of real estate owned, management obtains independent appraisals for significant properties.

Financial Statement Presentation

    The accompanying consolidated financial statements include the accounts of Merrill Merchants Bancshares, Inc. and its wholly-owned subsidiary, Merrill Merchants Bank, a state-chartered bank. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Investment Securities

    Investment debt securities that management has the ability and intent to hold to maturity are classified as held to maturity and carried at amortized cost. Other marketable securities are classified as available for sale and are carried at fair value. Unrealized gains and losses on securities available for sale, net of income taxes, are recognized as direct increases or decreases in shareholders' equity. Cost of securities sold is recognized using the specific identification method.

    Premiums are amortized and discounts are accreted using methods approximating the interest method.

Loans Held for Sale

    Residential mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated market value. Gains or losses on sales of loans are recognized at the time of sale and are based upon the difference between the selling price and the carrying amount of loans sold.

Other Real Estate Owned

    Other real estate owned (OREO) includes real estate and repossessed personal property held for sale which have been acquired principally through foreclosure or a similar conveyance of title. Real estate may be considered to be in-substance foreclosed and included in OREO, prior to the conveyance of title when specific criteria are met. Both foreclosed and in-substance foreclosed real estate, as well as repossessed personal property, are carried at the lower of their recorded amounts or fair value less estimated costs of disposal. Any write-downs at, or prior to, the dates of acquisition are charged to the allowance for loan losses. Subsequent write-downs are recorded in noninterest expense. Expenses incurred in connection with holding such assets and gains and losses upon sale are included in other expenses or other income.

Loans Receivable

    Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.

    Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due or the loan becomes past due 90 days or more. Upon such discontinuance, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

    The allowance for loan losses is maintained at a level adequate to absorb probable losses. Management determines the adequacy of the allowance based upon reviews of individual credits, recent loss experience, current economic conditions, the risk characteristics of the various categories of loans and other pertinent factors. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

    Loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require an increase, such increase is included in the provision for loan losses.

Loan Servicing

    The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on loan type, investor type, and interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Properties and Equipment

    Properties and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed principally by accelerated methods.

Organization Costs and Goodwill

    Organization costs and goodwill are being amortized using the straight-line method over seven and fifteen years, respectively.

Loan Origination Fees and Costs

    Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan.

Income Taxes

    The Company records deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Off-Balance-Sheet Financial Instruments

    In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, letters of credit and unadvanced commitments under commercial and home equity lines of credit, credit cards, and overdraft protection accounts. Such financial instruments are recorded in the consolidated financial statements when they become payable.

Cash and Cash Equivalents

    For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash and due from banks, interest-bearing deposits with banks and federal funds sold.

Earnings Per Share

    The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." SFAS 128 specifies the computation and disclosure requirements for earnings per share for entities with publicly held common stock or potential common stock. The effect of SFAS No. 128 on the Company's financial statements is to retroactively present basic and diluted earnings per share.

    The basic earnings per share computation is based upon the weighted-average number of shares of stock outstanding during the period. Potential common stock is considered in the calculation of weighted-average shares outstanding for diluted earnings per share.

    The Company declared 5% stock dividends in 1998 and 1997. Earnings and cash dividends per share and weighted-average shares outstanding have been retroactively restated to reflect the stock dividends, as well as the stock split effected in the form of an 800% stock dividend with an effective date of July 20, 1998.

Impact of Recently Issued Accounting Standards

    The Company adopted SFAS No. 129, "Disclosure of Information about Capital Structure," in 1997. This statement has no effect on the Company's financial statements as the capital disclosures meet the requirements of SFAS No. 129.

    The Company adopted SFAS No. 130, "Reporting Comprehensive Income," in 1998. The statement contains certain presentation and disclosure requirements concerning the components of comprehensive income and the changes therein. The consolidated statement of changes in shareholders' equity has been presented in accordance with the requirements of the statement.

    In 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up Activities." The SOP requires costs of start-up activities to be expensed as incurred. The SOP is effective for years beginning after December 15, 1998. Adoption of the SOP is expected to have no effect on net income for 1999.

    SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," is effective for years beginning after December 15, 1997. This statement requires a company to disclose certain income statement and balance sheet information by operating segment. Since the Company's operations include only its banking activities, no additional disclosure standards will be imposed on the Company.

    SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for years beginning after June 15, 1999. This statement sets accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. This statement is expected to have no impact on the Company as it has not engaged in any derivative transactions.

2.  Cash and Cash Equivalents

    The Federal Reserve Board requires the Bank to maintain a rolling average compensating balance of $400 in amounts on deposit. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to these accounts.

3.  Investment Securities

    The carrying amounts of investment securities as shown in the consolidated statements of financial condition and their approximate fair values at December 31, 1998, and 1997 were as follows:

Securities available for sale

                                      Amortized    Unrealized     Unrealized         Fair
                                           Cost         Gains         Losses        Value
December 31, 1998
U.S. Treasury securities               $ 20,181      $    136       $    (13)    $ 20,304
U.S. Government agencies
  and corporations                        4,028            10             (4)       4,034
Mortgage-backed securities
  and collateralized
  mortgage obligations                   20,650            54            (57)      20,647
State and local government
  debt securities                           621            --             --          621
U.S. Government and agency
  money market funds                      5,081            --             --        5,081
Certificates of deposit                   3,664            --             --        3,664
Other securities                            890            --             --          890
                                       --------------------------------------------------
                                       $ 55,115      $    200       $    (74)    $ 55,241
                                       --------------------------------------------------

Securities held to maturity

                                      Amortized    Unrealized     Unrealized      Fair
                                           Cost         Gains         Losses     Value
December 31, 1998
Mortgage-backed securities
  and collateralized
  mortgage obligations                 $668          $      1           $ --         $669
                                       --------------------------------------------------

Securities available for sale

                                      Amortized    Unrealized     Unrealized         Fair
                                           Cost         Gains         Losses        Value
December 31, 1997
U.S. Treasury securities               $20,973          $ 79           $ (9)      $21,043
U.S. Government agencies
  and corporations                       3,581             2             (4)        3,579
Mortgage-backed securities
  and collateralized
  mortgage obligations                  15,912            20            (81)       15,851
State and local government
  debt securities                        1,402            --             --         1,402
U.S. Government and agency
  money market funds                       166            --             --           166
Certificates of deposit                    495            --             --           495
Other securities                           823            --             --           823
                                       --------------------------------------------------
                                       $43,352          $101           $(94)      $43,359
                                       --------------------------------------------------

Securities held to maturity

                                      Amortized    Unrealized     Unrealized         Fair
                                           Cost         Gains         Losses        Value
December 31, 1997
Mortgage-backed securities
  and collateralized
  mortgage obligations                 $1,962        $ --           $ (4)        $1,958
                                       --------------------------------------------------

    At December 31, 1998, investment securities with amortized cost of $28,215 and fair value of $28,372 were pledged to secure public deposits, treasury tax and loan deposits and borrowings and for other purposes required or permitted by law.

    The amortized cost and fair value of debt securities at December 31, 1998, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                  Securities available for sale  Securities held to maturity
                                      Amortized          Fair      Amortized         Fair
                                           Cost         Value           Cost        Value
Due in one year or less                $ 13,679      $ 13,741       $     --     $     --
Due from one to five years               15,937        16,006             --           --
Due from five to ten years                7,639         7,659            668          669
Due after ten years                      11,889        11,864             --           --
                                       --------------------------------------------------
                                       $ 49,144      $ 49,270       $    668     $    669
                                       --------------------------------------------------

    Mortgage-backed securities and collateralized mortgage obligations are allocated among the above maturity groupings based on their final maturity dates.

    During 1998 and 1997, the Company sold U.S. Government and agency money market funds securities available for sale for total proceeds of $25,019 and $27,302, respectively. The sales resulted in no gains or losses for 1998 and 1997.

4.  Loans Receivable

The components of loans receivable were as follows:

                                  1998                1997
Commercial                    $ 28,352            $ 20,819
Commercial real estate          48,896              40,984
Construction                     1,833               3,012
Residential real estate         22,279              26,638
Home equity                     19,362              20,036
Consumer                         6,963               7,461
Less deferred loan fees            (30)                (62)
                              -----------------------------
  Total                       $127,655            $118,888
                              -----------------------------

    The Bank services residential mortgage loans sold to investors under nonrecourse agreements amounting to $56,759 and $38,301 at December 31, 1998, and 1997, respectively. Mortgage servicing rights of $191 and $69 were capitalized in 1998 and 1997, respectively. Amortization of mortgage servicing rights was $47 and $24 in 1998 and 1997, respectively.

    Impaired loans recorded in conformity with SFAS No. 114, as amended by SFAS No. 118, totaled $549 and $502 at December 31, 1998, and 1997, respectively. The total allowance for loan losses related to these loans was $215 and $186 at December 31, 1998, and 1997, respectively. The average balance of outstanding impaired loans was $554 and $368 for 1998 and 1997, respectively. Interest income recognized for cash payments on impaired loans during 1998 and 1997 was not material to the consolidated financial statements.

5.  Allowance for Loan Losses

    An analysis of the allowance for loan losses at December 31, 1998 and 1997 is as follows:

                                              1998              1997
Balance at beginning of year               $ 1,717           $ 1,450
Add:  Provision for loan losses                360               355
      Recoveries of previous charge-offs        24                12
Less: Loans charged off                        (78)             (100)
                                           -------------------------
Balance at end of year                     $ 2,023           $ 1,717
                                           -------------------------

6.  Properties and Equipment

    Properties and equipment are comprised of the following:

                                             1998              1997
Land                                      $   435           $   245
Bank premises                               1,861             1,862
Furniture and equipment                     2,152             2,029
Leasehold improvements                        197               195
                                          --------------------------
  Total cost                                4,645             4,331
  Less accumulated depreciation             1,868             1,525
                                          --------------------------
  Net properties and equipment            $ 2,777           $ 2,806
                                          --------------------------

    Certain Bank facilities and equipment are leased under various operating leases. Rental expense was approximately $235 and $217 for 1998 and 1997, respectively. Future minimum rental commitments under noncancelable leases at December 31, 1998 are:

                          1999        $234
                          2000         244
                          2001         242
                          2002         187
                          2003         147
                          Thereafter   255
                                    ------
                                    $1,309
                                    ======
7.  Employee Benefit Plans

    The Company has established a defined contribution pension plan under
Section 401(k) of the Internal Revenue Code. Plan participants, who consist of all employees meeting minimum age and service requirements who elect to participate, are permitted to contribute a percentage of their wages to the plan on a pre-tax basis. The Company matches a portion of each employee's contribution, resulting in an expense of $60 and $39 for 1998 and 1997, respectively.

    In 1997, the Company adopted a nonqualified supplemental executive retirement plan for the benefit of key employees. In connection with this plan, the previously existing nonqualified deferred compensation arrangement was terminated. Life insurance polices were acquired for the purpose of serving as the primary funding source. The amount of each annual benefit is indexed to the financial performance of each insurance policy owned by the Bank over the Bank's cost of funds expense. The present value of these benefits is being accrued over the employment service period which amounted to $25 for 1998 and $0 for 1997. The cash value of these policies was $2,559 and $599 at December 31, 1998, and 1997, respectively.

8.  Deposits

    The aggregate amount of certificates of deposit with a minimum denomination of $100 was $10,764 and $10,522 at December 31, 1998, and 1997, respectively.

    At December 31, 1998, the scheduled maturities of certificates of deposit are as follows:

                           1999              $34,033
                           2000               16,209
                           2001                2,479
                           2002                6,103
                           2003 and thereafter   360
                                             -------
                                             $59,184
                                             -------
9.  Borrowed Funds

    Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Other borrowed funds consist of Federal Home Loan Bank (FHLB) advances and treasury, tax and loan deposits. Treasury tax and loan deposits are repaid upon notification by the U.S. Treasury.

    Information concerning securities sold under agreements to repurchase is summarized as follows:

                                                          1998           1997
Average balance during the year                        $12,163        $11,931
Average interest rate during the year                     4.23%          4.28%
Average interest rate at end of the year                  3.60%          4.30%
Maximum month-end balance during the year               13,554         12,991

    The Bank is required to own stock of the FHLB in order to borrow from the FHLB. FHLB advances are collateralized by a pledge of certain mortgage loans and by a lien on the Bank's FHLB stock of $557 at December 31, 1998, which is included in investment securities available for sale in the consolidated statements of financial condition.

    A summary of borrowing from the FHLB at December 31, 1998, is as follows:

Final Maturity          Interest Rate       Amount
September 1999              5.79%           $ 117
April 2001                  5.81               12
September 2002              6.18              234
September 2007              6.47              634
                                            -----
                                            $ 997
                                            -----

    Maturities on FHLB borrowings are as follows:

1999                       $ 230
2000                         120
2001                         140
2002                         119
2003                          72
Thereafter                   316
                           -----
  Total                    $ 997
                           -----

10.  Mandatory Convertible Debentures

    The Company issued $300 of mandatory convertible debentures which bear interest at 1% per annum in excess of the prime rate of interest of the Bank of Boston N.A. Interest is payable on March 31, June 30, September 30, and December 31 of each year until the debentures are paid in full or converted into shares of common stock. On or prior to September 30, 2002, the holders of the debentures must convert the entire principal amount into shares of common stock of Merrill Merchants Bancshares, Inc. at a conversion rate equal to $4.50 of principal amount of debentures for one share of common stock, subject to adjustment for any recapitalization of common stock, such as a split or reverse split of common stock.

    The debentures are unsecured and any payment of interest or principal will be subordinated to the timely payment of principal and interest on all existing and future obligations of the Company for borrowed money from any bank, trust company, insurance company or other financial institution engaged in the business of lending money.

11.  Income Taxes

    The current and deferred components of income tax expense are as follows:

                   1998         1997
Current
  Federal        $1,093         $722
  State              36           25
                 ------         ----
                  1,129          747
Deferred           (101)          18
                 ------         ----
                 $1,028         $765
                 ------         ----

    The actual tax expense differs from the expected tax expense computed by applying the applicable U.S. federal corporate income tax rate to income before income taxes as follows:

                                                         1998         1997
Computed tax expense                                   $1,001         $737
Increase in income tax expense resulting from:
  State taxes, net of federal benefit                      24           16
  Other                                                     3           12
                                                       ------         ----
                                                       $1,028         $765
                                                       ------         ----

    The tax effects of temporary differences that give rise to deferred income tax assets and liabilities are as follows:

                                                          1998               1997
                                                     Asset   Liability   Asset   Liability
Allowance for loan losses                             $276       $--      $153      $--
Unrealized gain on securities available for sale        --        43        --        2
Start-up costs                                          --        22        --       49
Mortgage servicing rights                               --        88        --       39
Deferred compensation                                   22        --        29       --
Other                                                   55        11        37       --
                                                      ---------------------------------
                                                      $353      $164      $219      $90
                                                      ---------------------------------

    Management expects the Company will realize all deferred income tax benefits to offset the income tax liabilities arising from the reversal of taxable temporary differences and taxable income generated in future years. Accordingly, the Company has not established a valuation allowance for deferred income tax benefits.

12.  Related Parties

    The Bank has entered into loan transactions with its directors, executive officers, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. Loans to related parties which in aggregate exceed $60 were as follows:

                                     1998           1997
Balance, January 1                 $2,562         $3,190
Loans made/advanced                 3,041             77
Repayments                           (604)          (705)
                                   ------         ------
Balance, December 31               $4,999         $2,562
                                   ------         ------

    Commitments, as described in Note 13, to related parties which in aggregate exceed $60 totaled $4,004 and $4,240 at December 31, 1998, and 1997, respectively.

13.  Financial Instruments With Off-Balance-Sheet Risk

    The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers which involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated statements of financial condition. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank follows the same credit policies in making commitments and conditional obligations as it does for on- balance-sheet instruments, including requiring collateral or other security to support financial instruments with credit risk.

    The Bank's commitments at December 31, 1998, and 1997 are as follows:

                                          1998           1997
Commitments to extend credit            $6,735         $4,392
Letters of credit                        1,153            804
Unadvanced commitments
  Commercial lines of credit            15,529         14,741
  Construction lines of credit             774            893
  Home equity lines of credit           10,193         10,421
  Overdraft protection accounts          1,507          1,397
  Credit card lines                      2,386          2,157

14.  Shareholders' Equity

    On February 28, 1998, the Company declared a 5% stock dividend on its common stock. Earnings per share for 1998 and 1997 have been restated to reflect this stock dividend.

    In 1998, the Company increased the number of authorized shares of common stock and declared a stock split effected in the form of an 800% stock dividend, with an effective date of July 20, 1998. All share and per share information presented in the accompanying consolidated financial statements has been retroactively adjusted for the stock split.

    Holders of preferred stock are entitled to dividends equal to the total stated value of $46.00 per share multiplied by the prime rate in effect from time to time as announced by Bank of Boston. The dividends payable on the preferred stock are cumulative, meaning that if dividends are not paid when declared, they will accumulate and be payable in full before any dividends are paid on common stock. However, the pay-ment of any dividends on or the redemption of the preferred stock is subordinate to the payment of any debt by the Company. The preferred stock is non-voting.

    Each share of preferred stock is convertible into 10.22 shares of common stock, adjusted for recapitalization of the common stock (such as a split or stock dividends). After October 1, 2002, and to the extent not previously converted into common stock, the preferred stock may be redeemed by the Company for a price equal to the sum of its stated value plus unpaid and accrued dividends. However, the preferred stock may not be called or redeemed by the Company unless approved in advance by the Federal Reserve Bank of Boston.

15.  Earnings Per Share

    The following table sets forth the computation of basic and diluted earnings per share (in thousands, except for number of shares and per share data):

                                                                      1998                1997
Basic earnings per share
  Net income, as reported                                      $     1,916         $     1,402
  Preferred stock dividends declared                                   (75)                (76)
                                                               --------------------------------
    Income available to common shareholders                    $     1,841         $     1,326
                                                               ================================
  Weighted-average shares outstanding                            1,925,595           1,619,226
                                                               ================================
  Basic earnings per share                                     $      0.96         $      0.82
                                                               ================================
Diluted earnings per share
  Net income, as reported                                      $     1,916         $     1,402
  Interest on mandatory convertible
    debentures, net of tax                                              19                  19
                                                               --------------------------------
    Income available to common shareholders                    $     1,935         $     1,421
                                                               ================================
  Weighted-average shares outstanding                            1,925,595           1,619,226
  Effect of stock options, net of assumed
    treasury stock purchases                                       280,367             118,170
  Effect of convertible preferred stock                            199,935             199,935
  Effect of mandatory convertible debentures                        66,654              66,654
                                                               --------------------------------
    Adjusted weighted-average
    shares outstanding                                           2,472,551           2,003,985
                                                               ================================
  Diluted earnings per share                                   $      0.78         $      0.71
                                                               ================================

16.  Regulatory Matters

    The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes as of December 31, 1998, that the Company and Bank meet all capital adequacy requirements to which they are subject.

    As of December 31, 1998, the most recent notification from the Federal Reserve Bank categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized "well capitalized," the Company and Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed this category.

    The Company's and Bank's actual capital amounts and ratios are also presented in the table. No deduction was made from capital for interest-rate risk in 1998 and 1997.

                                                                                                      To Be Well Capitalized Under
                                                  Actual          For Capital Adequacy Purposes  Prompt Corrective Action Provisions
                                             AMOUNT      RATIO        AMOUNT         RATIO           AMOUNT           RATIO
As of December 31, 1998                    -----------------------------------------------------------------------------------------
Total capital (to risk weighted assets)
  Consolidated                             $ 22,099      17.89%     $  9,883          8.00%              N/A
  Bank                                       16,510      13.49         9.791          8.00          $ 12,239          10.00%
Tier I capital (to risk weighted assets)
  Consolidated                               20,249      16.39         4,942          4.00               N/A
  Bank                                       14,974      12.23         4,896          4.00             7,343           6.00
Tier I capital (to average assets)
  Consolidated                               20,249      10.31         7,854          4.00               N/A
  Bank                                       14,974       7.84         7,636          4.00             9,545           5.00

As of December 31, 1997
Total capital (to risk weighted assets)
  Consolidated                             $ 12,201      11.30%     $  8,635          8.00%              N/A
  Bank                                       14,974      13.88         8,632          8.00          $ 10,790          10.00%
Tier I capital (to risk weighted assets)
  Consolidated                               10,547       9.77         4,318          4.00               N/A
  Bank                                       13,621      12.62         4,316          4.00             6,474           6.00
Tier I capital (to average assets)
  Consolidated                               10,547       6.06         6,981          4.00               N/A
  Bank                                       13,621       7.85         6,960          4.00             8,700           5.00
------------------------------------------------------------------------------------------------------------------------------------

17.  Other Expense

    Other expense amounts are summarized as follows for 1998 and 1997:

                                                            1998      1997
Professional fees                                           $254      $215
Merchant and credit card processing                          251       191
Advertising and promotion                                    204       191
Other                                                        216       211
Printing, postage, stationery and supplies                   197       189
Trust expense                                                110       106
Travel, meetings, conventions and employee education         109       101
Amortization                                                 107       107
Telephone                                                     99        86
Insurance                                                     65        84
                                                          ----------------
  Total                                                   $1,612    $1,481
                                                          ----------------

18. Stock Options

    Under the Employee and Director Stock Option Plan, the incentive stock option plan (ISO) for officers and employees and the nonstatutory stock option plan (Non-ISO) for directors provide for the issuance of up to 645,900 shares of common stock. The purchase price of the stock covered by each option shall be its fair market value, which must be equal to at least 100% of the book value of common stock, on the date such option is granted. Substantially all the options were granted subject to an initial vesting period which ended on December 31, 1997, after which options become exercisable until May 26, 2003.

    The Company accounts for these options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As the exercise price of each option equals the market price of the Company's stock on the date of grant, no compensation cost has been recognized for the plan. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with the method described in SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's 1998 and 1997 net income and earnings per share would have been reduced to the pro forma amounts indicated below.

(In thousands except for per-share data)                Earnings per Share
                                          Net Income    Basic     Diluted
1998      As reported                      $1,916       $0.96     $0.78
          Pro forma                         1,848        0.92      0.75
1997      As reported                       1,402        0.82      0.71
          Pro forma                         1,371        0.80      0.69

    The fair value of each option is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for all grants in 1998 and 1997: dividend yield of 1.78% in 1998 and 0% in 1997, risk-free interest rate of 6%, expected lives of one year, and expected volatility of 27%.

    A summary of the status of the plan as of December 31, 1998, and 1997, and changes during the years then ended, is presented below.

                                        1998                            1997
                                                Weighted                       Weighted
                                  Number         Average          Number        Average
                                of Shares     Exercise Price    of Shares   Exercise Price
Outstanding at beginning
  of year                         469,917        $5.09           421,218        $5.24
Granted during the year            81,900         6.84            27,900         6.59
Exercised during the year         (77,244)        5.01                --           --
Forfeited during the year          (4,500)        6.87                --           --
Additional shares for which
  options are exercisable
  due to stock dividends           23,058           --            20,799           --
                                -----------------------------------------------------
Outstanding at end of year        493,131        $5.16           469,917        $5.09
                                ---------                        -------

    The following information applies to options outstanding at December 31, 1998:

Number outstanding                                         493,131
Range of exercise prices                               $4.59-$6.87
Weighted-average exercise price                              $5.16
Weighted-average remaining contractual life     Less than one year

19.  Fair Value of Financial Instruments

    Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

Cash and Cash Equivalents

    The fair value of cash and due from banks, interest-bearing deposits with banks and federal funds sold approximates their relative book values at December 31, 1998, and 1997, as these financial instruments have short maturities.

Investment Securities

    The fair values of investment securities are estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.

Loans Held for Sale

    The fair values of loans held for sale are based on quoted market prices from the Federal National Mortgage Association.

Loans Receivable

    Fair values are estimated for portfolios of loans receivable with similar financial characteristics. The fair values approximate carrying value for all loans with variable interest rates.

    The fair values of fixed rate loans are calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the risk inherent in the loan. The estimates of maturity are based on the Bank's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions, and the effects of estimated prepayments.

    Management has made estimates of fair value using discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented below would be indicative of the value negotiated in the actual sale.

Cash Surrender Value of Life Insurance

    The fair value is based on the actual cash surrender value of life insurance policies.

Accrued Interest Receivable

    The fair value approximates the carrying value as this financial instrument has a short maturity. It is the Bank's policy to stop accruing interest on loans for which it is probable that the interest is not collectible. Therefore, the fair value of this financial instrument has been adjusted to reflect credit risk.

Capitalized Mortgage Servicing Rights

    The fair value of mortgage servicing rights is based on the expected present value of future mortgage servicing income, net of estimated servicing costs, considering market consensus loan prepayment predictions.

Deposits

    The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

    The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposits compared to the cost of borrowing funds in the market. If that value were considered, the fair value of the Bank's net assets could increase.

Borrowed Funds

    The fair value approximates the carrying value as these financial instruments have short maturities, variable interest rates, or both.

Accrued Interest Payable

    The fair value approximates the book value as this financial instrument has a short maturity.

Off-Balance Sheet Instruments

    The Company's off-balance sheet instruments consist of loan commitments. Fair values for loan commitments have not been presented as the future revenue derived from such financial instruments is not significant.

Limitations

    Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These values do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

    Fair value estimates are based on existing on and off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial instruments include property and equipment and other real estate owned. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

    A summary of the estimated fair values for the Company's significant financial instruments at December 31, 1998, and 1997 follows:

                                            Carrying          Estimate of
December 31, 1998                              Value           Fair Value

Financial Assets
  Cash and cash equivalents                 $  7,627           $  7,627
  Investment securities                       55,909             55,910
  Loans held for sale                          2,875              2,895
  Loans receivable, net                      125,632            126,835
  Cash surrender value of life insurance       2,559              2,559
  Accrued interest receivable                  1,152              1,152
  Capitalized mortgage servicing rights          259                334

Financial Liabilities
  Deposits                                   164,128            164,486
  Accrued interest payable                       148                148
  Borrowed funds                              13,508             13,508

December 31, 1997
Financial Assets
  Cash and cash equivalents                 $ 10,164           $ 10,164
  Investment securities                       45,321             45,317
  Loans held for sale                            508                511
  Loans receivable, net                      117,171            117,372
  Cash surrender value of life insurance         599                599
  Accrued interest receivable                  1,109              1,109
  Capitalized mortgage servicing rights          115                115

Financial Liabilities
  Deposits                                   146,312            146,842
  Accrued interest payable                       227                227
  Borrowed funds                              20,236             20,236

20.  Parent Company Financial Information

    The following is summarized financial statement information for Merrill Merchants Bancshares, Inc. as of December 31, 1998, and 1997 and for the years then ended:

SUMMARIZED BALANCE SHEET INFORMATION

                                                         1998            1997
ASSETS
Cash                                                   $     1         $     1
Investment securities (fair value of $5,576 and $166
  at December 31, 1998, and 1997, respectively)          5,576             166
Investment in Merrill Merchants Bank                    15,381          14,041
Accrued income and other assets                             22               1
Deferred income tax benefit                                524             498
                                                       -----------------------
    Total assets                                       $21,504         $14,707
                                                       -----------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Accrued expenses and other liabilities               $   549         $   545
  Long-term debt                                            --           2,895
  Mandatory convertible debentures                         300             300
                                                       -----------------------
    Total liabilities                                      849           3,740

Shareholders' equity
  Convertible cumulative preferred stock                    20              20
  Common stock                                           2,388           1,542
  Capital surplus                                       15,527           7,754
  Retained earnings                                      2,638           1,647
  Unrealized gain on securities available for sale          82               4
                                                       -----------------------
    Total shareholders' equity                          20,655          10,967
                                                       -----------------------
    Total liabilities and shareholders' equity         $21,504         $14,707
                                                       -----------------------

SUMMARIZED STATEMENTS OF INCOME INFORMATION

                                                                   1998            1997
Dividends from bank subsidiary                                   $   705         $   701
Interest and dividend income on investments                          111              12
                                                                 -----------------------
  Total income                                                       816             713

Interest expense on borrowed funds                                   153             270
Operating expenses                                                    33               5
                                                                 -----------------------
  Total expenses                                                     186             275
                                                                 -----------------------
Income before income tax benefit                                     630             438
Income tax benefit                                                    25              91
                                                                 -----------------------
Income before equity in undistributed net income of subsidiary       655             529
Equity in undistributed net income of subsidiary                   1,261             873
                                                                 -----------------------
  Net income                                                     $ 1,916         $ 1,402
                                                                 -----------------------

SUMMARIZED STATEMENTS OF CASH FLOWS INFORMATION

                                                                   1998            1997
Cash flows from operating activities
  Net income                                                     $ 1,916         $ 1,402
  Adjustments to reconcile net income to net cash
    provided by operating activities
  Deferred income tax benefit                                        (27)            (91)
  Equity in undistributed net income of subsidiary                (1,261)           (873)
  (Increase) decrease in accrued income and other assets             (21)              1
  Increase in accrued expenses and other liabilities                   4              73
                                                                 -----------------------
    Net cash provided by operating activities                        611             512
                                                                 -----------------------
Cash flows from investing activities
  Proceeds from sale of investment securities                      3,019             602
  Purchase of investment securities                               (8,429)           (220)
                                                                 -----------------------
    Net cash (used) provided by investing activities              (5,410)            382
                                                                 -----------------------
Cash flows from financing activities
  Dividends paid on convertible cumulative preferred stock           (75)            (76)
  Dividends paid on common stock                                    (282)            (44)
  Payment of long-term debt                                       (2,895)           (800)
  Proceeds from stock issuance                                     8,524              --
  Payment of offering cost                                          (473)             --
                                                                 -----------------------
    Net cash provided (used) by financing activities               4,799            (920)
                                                                 -----------------------
Net decrease in cash and cash equivalents                              0             (26)
Cash and cash equivalents, beginning of year                           1              27
                                                                 -----------------------
Cash and cash equivalents, end of year                           $     1         $     1
                                                                 -----------------------

Employees

Cindy L. Allen              Marilyn M. Harlow         Donna M. Poland
Alison J. Bailey            Renee D. Hawthorne        Kathleen G. Prescott*
Nancy L. Bellfleur          Diane Hewett              Andrew C. Reed*
Scott D. Bennett            Bonita L. Hodgins         Cindy L. Rickman
Albert C. Blanchard         Jody E. Holmes            Carole L. Robinson
Alena J. Bonenfant          Sherry Horn               Micheline K. Ross
Jacqueline A. Bouchey*      Jerry C. Jarrell*         Yvon L. Routhier
Pamela J. Bowerman          Judith D. Kelly           Dianne L. Roy
Cynthia J. Brawn            Julie A. Kelly            Patricia A. Roy
Darleen M. Brown            Linda J. Kenney           Kim A. Ryan
Angela T. Butler*           Janet L. Kochis           Mary L. Scott
Judy M. Byram               Jennifer D. Lander        Stacie A. Severance
Eva M. Charity              Jonathan S. Lander        Kelly A. Shorey
Alyson A. Coffin            Ronald J. Landry          Tanya M. Sibley
Jodi L. Cook                Janet L. Lane             Betsy A. Simpson*
Jennifer C. Coutts          Cynthia L. Leighton       Valrie G. Smith
Kathy Crossman*             Floyd W. Libby*           Leona A. Soule
George Dandaneau*           Carol Littlefield         Christine A. Spearing
Jayne T. Dickey             Linda M. Lizotte          Kathleen Spruce
David P. Doane*             Mary Elizabeth Long       John P. Thayer*
Marjorie J. Downing         James A. MacLeod*         Lorraine M. Therrien*
Patricia L. Eldridge        Marian McClure            Marlene D. Thomas*
Linda G. England            Suzanne M. Mercier        Thomas A. Tilley*
Valerie G. Enos             Michael J. Moody          Tricia J. Tilton
Tabatha M. Estes            Kimberly A. Morrison      Jerina K. Warner*
Jill B. Gardner             Pamela J. Mugnai          Jessica L. Welch
Barbara Giovino*            Holly A. O'Halloran       Danelle L. Weston
Heidi L. Gogan              Deanna L. Ouellette       Victoria Page Wood*
Lynne M. Gray               Mary L. Page              Stacey Young
Clarice J. Hannan           Kim Patoka                Ellen N. Ziobron

Merrill Merchants Bancshares, Inc.

Board of Directors

  William C. Bullock, Jr.   Chairman
    Merrill Merchants Bancshares, Inc.
    Bangor, Maine

  Edwin N. Clift   President & Chief Executive Officer
    Merrill Merchants Bancshares, Inc.
    Bangor, Maine

  Joseph H. Cyr   President
    John T. Cyr & Sons, Inc.
    Old Town, Maine

  Perry B. Hansen   Investor
    Rock Island, Illinois

  Leonard E. Minsky   Investor
    Bangor, Maine

  Joseph Sewall   Chairman
    James W. Sewall Company
    Old Town, Maine

  Dennis L. Shubert, M.D.   President
    Maine Neurosurgery, P.A.
    Bangor, Maine

  Susan B. Singer   Vice President & Comptroller
    MTL, Inc.
    Hermon, Maine

  Harold S. Wright   Investor
  Bangor, Maine

Officers

  Chairman
  William C. Bullock, Jr.

  President & Chief Executive Officer
  Edwin N. Clift

  Treasurer
  Deborah A. Jordan

  Secretary
  James A. MacLeod

  Clerk
  Norman Minsky

Merrill Merchants Bank

Board of Directors

  William C. Bullock, Jr.   Chairman
    Merrill Merchants Bank
    Bangor, Maine

  Edwin N. Clift   President & Chief Executive Officer
    Merrill Merchants Bank
    Bangor, Maine

  John S. Bacon   President
    Bacon Printing Company
    Bangor, Maine

  Joseph H. Cyr   President
    John T. Cyr & Sons, Inc.
    Old Town, Maine

  John R. Graham III   President
    Automatic Distributors
    Bangor, Maine

  Perry B. Hansen   Investor
    Rock Island, Illinois

  Joseph P. Irish   President
    Waldo County Oil
    Troy, Maine

  Robert E. Knowles   Investor
    Pittsfield, Maine

  J. Donald Mackintosh   Investor
    Lamoine, Maine

  Leonard E. Minsky   Investor
    Bangor, Maine

  Norman Minsky, Esquire   Of Counsel
    Gross, Minsky, Mogul & Singal
    Bangor, Maine

  Frederick A. Oldenburg, Jr., M.D.   President
    Penobscot Respiratory, P.A.
    Bangor, Maine

  Lloyd D. Robinson   Investor
    Carmel, Maine

  Dennis L. Shubert, M.D.   President
    Maine Neurosurgery, P.A.
    Bangor, Maine

  Susan B. Singer   Vice President & Comptroller
    MTL, Inc.
    Hermon, Maine

  Harold S. Wright   Vice Chairman
    Merrill Merchants Bank
    Bangor, Maine

Senior Management

  Chairman
  William C. Bullock, Jr.

  President & Chief Executive Officer
  Edwin N. Clift

  Vice President, Compliance & Security
  Sara E. Carr

  Senior Vice President, Retail Banking
  Charles W. Hart

  Senior Vice President, Chief Financial Officer
  Deborah A. Jordan

  Senior Vice President, Commercial Banking
  William P. Lucy

  Senior Vice President, Marketing & Human Resources
  Jane H. Madigan

  Senior Vice President, Trust & Investment Services
  George H. Moore, Jr.

  Vice President, Systems Administration
  Susan L. Rush

  Senior Vice President, Mortgage Banking
  Lynne A. Spooner

  Senior Vice President, Operations
  Reginald C. Williams, Jr.

CORPORATE INFORMATION

Corporate Headquarters
  Merrill Merchants Bancshares, Inc.
  201 Main Street
  Bangor, Maine 04401
  207-942-4800

Inquiries and Financial Information
    Analysts, shareholders and other investors seeking financial information including our 1998 Annual Report on Form 10-KSB should contact Deborah Jordan, Chief Financial Officer and Manager of Investor Relations at 207-942-2494.


    News media and others seeking general information should contact Jane Madigan, Senior Vice President and Manager of Media Relations at 207-990-4075.

Internet
    Our internet address is: www.merrillmerchants.com or via electronic mail: info@merrillmerchants.com

Stock Listing
    Merrill Merchants Bancshares, Inc. is traded over the counter on the NASDAQ National Market System under the symbol MERB.

Transfer Agent
    Shareholder inquiries regarding change of address or title should be directed to:
  Trust & Investment Services Department
  Merrill Merchants Bank
  201 Main Street
  Bangor, Maine 04401
  207-990-4070

Independent Certified Public Accountants
  Berry Dunn McNeil and Parker
  36 Pleasant Street
  Bangor, Maine 04401

Annual Shareholder Meeting
    The annual meeting of shareholders will be at 5:30 p.m. on Thursday, April 15, 1999, at the Holiday Inn Civic Center, 500 Main Street, Bangor, Maine.

BRANCH LOCATIONS

Bangor
  201 Main Street
  920 Stillwater Avenue
  992 Union Street

Brewer
  366 Wilson Street

Orono
  69 Main Street

Pittsfield
  27 Main Street

Newport
  Newport Plaza