Form 10KSB, Exhibit 13
period 1999-12-31
MERRILL MERCHANTS BANCSHARES INC
filed 2000-03-29
CIK 913072

1999
ANNUAL REPORT
Merrill Merchants Bancshares, Inc.

CONTENTS

Financial Highlights                                         2
Letter to Shareholders                                       3
Management's Analysis of Operations                          6
Independent Auditors' Report                                15
Audited Financial Statements                                16
Employees                                                   33
Corporate Directory                                         34
Corporate Information                                       36

                                               SELECTED FINANCIAL HIGHLIGHTS
                                       (Dollars in Thousands, Except Per Share Data)
-----------------------------------------------------------------------------------------------------------------------------
 FOR THE YEAR                                         1999            1998            1997           1996          1995
-----------------------------------------------------------------------------------------------------------------------------
 Net income                                             $ 2,247          $ 1,916        $ 1,402        $ 1,120        $  967
 Net interest income                                      8,885            8,032          7,155          6,443         5,978
 Non-interest income                                      2,602            2,211          1,724          1,489         1,302
 Non-interest expense                                     7,754            6,939          6,357          5,813         5,407
-----------------------------------------------------------------------------------------------------------------------------
 PER COMMON SHARE
-----------------------------------------------------------------------------------------------------------------------------
 Earnings per share:
    Basic                                                $ 0.85           $ 0.91         $ 0.78         $ 0.62        $ 0.52
    Diluted                                                0.74             0.74           0.68           0.55          0.50
 Dividends per share                                       0.21             0.13           0.03              -             -
 Book value per share (1)                                  8.62             8.20           6.45           5.69          5.08
Dividend payout ratio                                     24.71%           15.27%          3.23%             -             -
-----------------------------------------------------------------------------------------------------------------------------
 KEY RATIOS
-----------------------------------------------------------------------------------------------------------------------------
 Return on average assets                                  1.11%            1.05%          0.86%          0.78%         0.80%
 Return on average equity (1)                             10.52            12.97          13.63          12.28         11.83
 Equity to assets at year end (1)                         10.15            10.30           6.14           6.11          6.36
 Non-performing assets to total assets                     0.15             0.08           0.13           0.45          0.33
 Net charge-offs to average loans                          0.07             0.04           0.08           0.04          0.21
-----------------------------------------------------------------------------------------------------------------------------
 AT YEAR END
-----------------------------------------------------------------------------------------------------------------------------
 Total assets                                          $213,747         $199,743       $178,619       $158,425      $135,744
 Loans receivable, net (2)                              133,948          125,632        117,171        103,979        95,256
 Investment securities                                   61,475           55,909         45,321         41,014        30,257
 Deposits                                               168,578          164,128        146,312        126,704       111,340
 Borrowed funds                                          19,069           13,508         20,236         18,991        14,665
 Shareholders' equity                                    21,258           20,655         10,967          9,671         8,761
-----------------------------------------------------------------------------------------------------------------------------

(1) Excludes effect of unrealized gains or losses on securities
(2)      Excludes loans held for sale

Dear Shareholder:

         As we look to the future and contemplate the challenge of competing in the 21st century marketplace, we are confident that focusing on the basics of banking will ensure our Company's long term success. Banking remains a people business and certain principles will not change. There is no substitute for quality people, and we believe our employees will continue to differentiate us from our competitors. Our investment in them is returned by having a workforce dedicated to excellence through a system of shared values. Their daily efforts help create strong customer loyalty which ultimately yields shareholder value.

FINANCIAL PERFORMANCE

         The Company reported net income of $2.2 million for 1999, an increase of 17% over the previous year. Growth in the loan portfolio of $8.0 million contributed to an 11% increase in the Company's net interest income. Fee income grew 15% for 1999 while operating expenses increased by 12% for the year. In December 1999, the Company increased its quarterly dividend rate to shareholders to $ .06 per common share, representing a 20% increase.

EXPANSION

         1999 was a year of expansion for our Company. In March we formed a new subsidiary, Maine Acceptance Corporation (MAC), a finance company. In addition to the auto and recreational vehicle dealer business the Company has developed, MAC fills an existing void in the local consumer loan market. We are encouraged by MAC's growth, which in nine months totaled $1.5 million in consumer loans.

         During the fourth quarter we officially launched convenience store banking in Maine with the opening of our first branch in Orrington. A second mini branch, located in Milford, followed in early 2000. These branches are both located in stores owned by R.H. Foster Energy, a large fuel distributor with headquarters in Hampden. We believe convenience store branching will be a cost effective method of expanding our banking franchise and enhancing service delivery.

         On January 3, 2000, our expansion continued when we signed an agreement with the First National Bank of Bar Harbor (FNB) to acquire their Holden Branch. This branch was built by FNB in 1992, and the purchase included the facility as well as $2.1 million in loans and $6.5 million in deposits. We now have ten branch offices throughout central Maine and fourteen automated teller machines.

TECHNOLOGY

         In February 2000 we completed a data processing conversion to the Jack Henry & Associates System. The new in-house system will provide long term cost savings and immediate service enhancements, including Internet banking. We anticipate that this investment in technology will streamline service delivery and enhance operational capabilities and management reporting.

         Our strategic plan includes a multi-faceted blueprint for growth, and we intend to remain very focused on our mission of delivering quality customer service. That service will continue to include both personal banking at a traditional branch and alternate delivery channels, including Internet banking.

TRUST & INVESTMENT SERVICES

         Our Trust & Investment Services Department experienced substantial asset growth in 1999 as a result of new business development and strong investment performance. Assets under administration ended the year at $189.4 million, an increase of $52.9 million or 39% over the previous year. New business includes a mix of individual trust customers, as well as institutional, municipal, and non-profit organizations.

         Providing superior customer service remains a department priority. The credentials of our staff enable us to offer clients extensive legal and professional experience. Our investment performance continues to surpass conventional benchmark indices allowing us to distinguish ourselves from the competition.

         The next decade will be one of challenge for the trust and investment industry, and we are fully committed to developing and utilizing technology to maximize the opportunities of 2000 and beyond.

LENDING ACTIVITIES

         Small business lending continues to be a focus for our commercial lenders and we were very pleased to be recognized for the second consecutive year as the number two lender among all banks for the Small Business Administration Maine District Office. This achievement is remarkable considering Merrill Merchants originated only four loans less than the super regional bank which finished first in the state.

         Residential mortgage lending was steady throughout 1999 with $29.5 million in loans closed. We were particularly pleased with new construction activity which accounted for more than 15% of total mortgage loans originated. Our mortgage lenders continue to work closely with Penquis Community Action Program (CAP) on the "Own ME" program which assists low-income individuals in making home ownership a reality. The Federal Home Loan Bank of Boston recently recognized the Bank, as project sponsor, and our two partners, Penquis CAP and Acadia Recovery, by awarding three grants amounting to $345,000 in direct subsidy from their 1999 Affordable Housing Program.

         We remain committed to maintaining high credit standards, and are very pleased with the quality of our loan assets. Non-performing loans totaled $266,000 or .19% of total loans for the year ended December 31, 1999. The loan loss reserve as of December 31, 1999, was $2.3 million representing 1.67% of total loans.

COMMUNITY BUILDING

         Our Bank continues to play a significant role in the communities we serve, and this past year we joined the efforts of banks nationwide in support of "America's Promise," The Alliance for Youth initiative spearheaded by General Colin Powell. As a Bank of Promise we committed to increasing our support of youth initiatives by 10%. In conjunction with this effort, we were very pleased to provide financial support and volunteer leadership to a number of educational, youth development, and youth-at-risk activities including: the Bangor and Old Town-Orono YMCAs; the Bangor-Brewer YWCA; Junior Achievement; Project Atrium; Maine Central Institute; Abnaki Girl Scout Council; the Soap Box Derby of Eastern Maine; Shaw House; Katahdin Area Boy Scouts; Bangor East Little League; and the University of Maine.

         In addition to youth-focused activities, the Bank provides additional leadership and financial support to many other endeavors including efforts to enhance economic development, education, professional, cultural and community affairs. It has been a special privilege for your President to currently serve as both a Director of the Federal Reserve Bank of Boston and Chairman of the Maine Bankers Association, and it may be a unique honor that both your Chairman and President have served in these capacities during our banking careers.

RECOGNIZING LEADERSHIP

         During this year, we announced the promotion of three individuals to executive vice president positions. William P. Lucy, Senior Vice President and Senior Loan Officer has assumed additional management and administrative responsibilities; Deborah A. Jordan, Senior Vice President and Chief Financial Officer, has assumed additional responsibilities for corporate services and bank operations; and Charles W. Hart, Senior Vice President, Retail Banking and Branch Administration has assumed additional administrative responsibilities. We believe that these individuals will play a significant role in helping to shape our future.

         We would also like to take this opportunity to thank two members of our Board of Directors for the benefit of their wisdom and guidance over the past seven years. Leonard E. Minsky and Harold S. Wright will be retiring as active directors effective at the Annual Meeting in April. We have appreciated their efforts on behalf of the Company and look forward to their continuing support as Honorary Directors.

LOOKING AHEAD

         Poised on the threshold of the 21st century, we recognize the many challenges of our industry and, more particularly, the challenges that financial stocks face. The present weakness in this market sector is due to rising interest rates, surging valuations in technology stocks, and a departure from value-style investing. In spite of the price decline in our Company's stock during the fourth quarter, we were gratified that our price decline was less than our peer group of publicly traded banks in Maine.

         At Merrill Merchants we will continue to focus on providing service excellence, improving operating efficiency, and increasing shareholder value. Thank you for your past support and ongoing confidence in the future of our Company.

/s/ Edwin N. Clift                          /s/ William C. Bullock, Jr.
Edwin N. Clift                              William C. Bullock, Jr.
President and Chief Executive Officer       Chairman

                                                                January 31, 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

         Management's discussion and analysis may contain forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. However, such performance involves risk and uncertainties which may cause actual results to differ materially from those expressed in forward-looking statements. For a discussion of these risks and uncertainties, see the Company's Annual Report on Form 10-KSB for the year ended December 31, 1999.

GENERAL

         Merrill Merchants Bancshares, Inc. (Company) owns all of the common stock of Merrill Merchants Bank (Bank) and Maine Acceptance Corporation (MAC). The Bank is a full-service community bank headquartered in Bangor, Maine, providing a wide range of consumer, commercial, and trust and investment services through its ten branches located in central and eastern Maine.

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

         Maine Acceptance Corporation, a finance company which opened for business in Bangor on March 1, 1999, provides indirect auto and recreational vehicle lending, as well as other types of direct loans, including personal unsecured, recreational vehicle, auto, mobile home and home equity loans.

         The Company's goal is to sustain profitable, controlled growth by focusing on increased loan and deposit market share; managing yields on earning assets and rates on interest-bearing liabilities; increasing non-interest income; and being prepared for acquisitions and expansion opportunities within the financial services industry.

REVIEW OF FINANCIAL STATEMENTS

         The Company declared a 5% stock dividend in both 1999 and 1998. In addition, a 9-for-1 split of the Company's common stock was completed in 1998. All financial data included herein has been restated to reflect the impact of the stock dividends and split.

         The discussion and analysis that follows focuses on the factors affecting the Company's financial condition at December 31, 1999 and 1998 and financial results of operations during 1999 and 1998. This discussion should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report.

RESULTS OF OPERATIONS

OVERVIEW

         The Company ended 1999 with consolidated assets of $213.7 million representing growth of $14.0 million or 7%. The Company reported net income of $2.2 million or $.85 per basic share and $.74 per diluted share in 1999, as compared to $1.9 million or $.91 per basic share and $.74 per diluted share in 1998. This represented earnings growth of $331,000 or 17%. Return on average assets increased to 1.11% in 1999 compared to 1.05% in 1998. The improved operating results were attributable to growth in both the loan and investment portfolios and an increase in non-interest income. Return on average equity declined from 12.97% in 1998 to 10.52% in 1999 as a result of the initial public offering in August 1998, which provided the Company with additional capital of $7.7 million.

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

Year Ended December 31,                                         1999                                   1998
---------------------------------------------------------------------------------------------------------------------------
                                                   Average                              Average
(In Thousands)                                     Balance      Interest  Yield/Rate    Balance      Interest    Yield/Rate
                                                 --------------------------------------------------------------------------
 ASSETS:
 Interest-earning assets:
      Loans (1)                                    $ 130,720    $ 12,032      9.20%      $ 121,955    $ 11,655       9.56%
      Investment securities (2)                       57,127       3,129      5.48%         48,371       2,831       5.85%
      Other earning assets                             2,100         106      5.05%          2,113         111       5.25%
                                                 --------------------------------------------------------------------------
           Total interest-earning assets             189,947      15,267      8.04%        172,439      14,597       8.47%
 Non-earning assets                                   11,945                                10,571
                                                 ------------                          ------------
 Total assets                                      $ 201,892                             $ 183,010
                                                 ============                          ============

 LIABILITIES AND SHAREHOLDERS' EQUITY:
 Interest-bearing liabilities:
      Savings deposits and interest-bearing
           checking                                   77,370       2,468      3.19%         68,779       2,474       3.60%
      Certificates of deposit                         58,757       3,163      5.38%         57,220       3,236       5.66%
      Securities sold under agreement to repurchase   13,299         513      3.86%         12,163         514       4.23%
      Short-term borrowings                            1,845          92      4.99%          1,922         106       5.52%
      Long-term borrowings                             1,932         123      6.37%          3,135         224       7.15%
                                                 -----------------------------------   ------------------------------------
           Total interest-bearing liabilities        153,203       6,359      4.15%        143,219       6,554       4.58%
                                                 -----------------------------------   ------------------------------------
 Other liabilities                                    27,452                                24,947
 Shareholders' equity                                 21,237                                14,844
                                                 ------------                          ------------
 Total liabilities and shareholders' equity        $ 201,892                             $ 183,010
                                                 ============                          ============
                                                             ------------                          ------------
 Net interest income (2)                                         $ 8,908                               $ 8,043
                                                             ============                          ============
 Net interest rate spread                                                     3.89%                                  3.89%
                                                                         ===========                           ============
 Net interest margin                                                          4.69%                                  4.66%
                                                                         ===========                           ============

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

Year Ended December 31,                                         1999                                   1998
----------------------------------------------------------------------------------------------------------------------------
(In Thousands)                                  Increase (Decrease) Due to Change in:   Increase (Decrease) Due to Change in:
                                                ----------------------------------------------------------------------------
                                                Volume         Rate         Total        Volume         Rate         Total
                                                ----------------------------------------------------------------------------
 INTEREST-EARNING ASSETS:
    Loans                                         $ 807       $ (430)         $ 377      $ 1,046      $ (60)         $ 986
    Investment securities                           480         (182)           298          546        (93)           453
    Other earning assets                             (1)          (4)            (5)         (56)        (4)           (60)
                                                ----------------------------------------------------------------------------
      Total interest income                       1,286         (616)           670        1,536        (157)         1,379
                                                ----------------------------------------------------------------------------
 INTEREST-BEARING LIABILITIES:
    Savings deposits and interest-bearing
      checking                                      274         (280)            (6)         441          50            491
    Certificates of deposit                          83         (156)           (73)         108         (15)            93
    Securities sold under agreement to
      repurchase                                     44          (45)            (1)          10          (7)             3
    Short-term borrowings                            (4)         (10)           (14)         (24)          6            (18)
    Long-term borrowings                            (77)         (24)          (101)         (70)         (5)           (75)
                                                ----------------------------------------------------------------------------
      Total interest expense                        320         (515)          (195)         465          29            494
                                                ----------------------------------------------------------------------------
 Change in net interest income                    $ 966       $ (101)         $ 865      $ 1,071     $ (186)         $ 885
                                                ============================================================================

NET INTEREST INCOME

         The Company's primary source of operating income is net interest income. Net interest income on a taxable equivalent basis was $8.9 million for 1999 and $8.0 million for 1998. Net interest income is the difference between the income earned on earning assets and the interest paid on interest-bearing liabilities. Both net interest income and the net interest margin, which is net interest income expressed as a percentage of average earning assets, are affected by the volume and mix of earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

         Net interest income increased by $865,000 or 11%, on a taxable equivalent basis in 1999 compared to 1998. This increase was primarily due to growth in the loan portfolio and investment securities. The Company's net interest margin remained stable at 4.69% for 1999 and 4.66% for 1998 despite a period of fluctuating interest rates as a result of the Company's management of interest rate risk. The Federal Reserve reduced the Federal Funds rate from 5.50% to 4.75% during the fourth quarter of 1998 and increased the Federal Funds rate during the third and fourth quarters of 1999 to 5.50%.

         Interest income increased to $15.3 million or 5% in 1999. The increase was driven by growth in the average earning assets of $17.5 million or 10% while the Company experienced a decrease in the yield on average earning assets to 8.04% in 1999 from 8.47% in 1998.

         Interest expense decreased to $6.4 million in 1999 from $6.6 million in 1998 representing a 3% decrease. This decrease was a result of growth in average interest-bearing liabilities of $10.0 million or 7% which was offset by a decline in the cost of funds to 4.15% in 1999 from 4.58% in 1998.

         Management currently anticipates that net interest income will continue to increase in 2000 due to expected growth in earning assets (primarily loans) although a decline in the net interest margin is expected due to industry-wide pricing pressure on loans and deposits.

NON-INTEREST INCOME

         Non-interest income was $2.6 million for 1999 and $2.2 million for 1998. The $391,000 or 18% increase during 1999 was due to growth in almost all the fee income categories including increases in trust fees of $154,000 and merchant and credit card fees of $100,000.

         Trust fees increased to $816,000 in 1999 compared to $662,000 in 1998. The market value of client assets under administration increased $52.9 million, or 39%, to $189.4 million at December 31, 1999 compared with trust assets of $136.5 million at December 31, 1998. The increase in trust assets was achieved through new business development and market value appreciation.

         Lower interest rates on the national level in 1998 and the first half of 1999 resulted in increased secondary market loan activity. The Company's portfolio of residential mortgages of $66.2 million serviced for secondary market investors increased by $9.5 million, or 17%, from December 31, 1998, to December 31, 1999. Gains resulting from the sale of mortgages decreased to $221,000 in 1999 compared to $297,000 for 1998 due to a significant decline in mortgage refinancing activity due to higher interest rates on the national level in the second half of 1999.

         The generation of mortgage sale gains and trust fees is dependent on the market and economic conditions and, as a result, there can be no assurance that income levels reported in prior periods can be achieved in the future.

NON-INTEREST EXPENSE

         Non-interest expense increased $815,000 or 12% for 1999. The increase was primarily related to the increase in salaries and employee benefits of $446,000. The Company's efficiency ratio (non-interest expense divided by the sum of net interest income and fee income) improved to 67.5% for 1999 compared to 67.7% for 1998.

         Salaries and employee benefits expense totaled $4.0 million for 1999, an increase of 13% as a result of normal annual salary increases, new staffing needs for the finance company and two new convenience store branches, and additional staffing required for an upcoming data processing system conversion. Data processing expense increased by $83,000, or 12%, to $754,000 for 1999 due to increased volume in loan and deposit transactions. Professional fees and other costs associated with being a public company of $108,000 were incurred for the first time in 1999. Merchant and credit card processing expense increased to $354,000 for 1999 from $251,000 for 1998 as a result of attracting new business accounts.

         Annual operating expenses are also expected to increase in future periods due to future branching and product expansion and the increased cost of operating as a public stock institution.

BALANCE SHEET REVIEW

LOANS

         The Bank offers a broad range of personal and business loan products. Total loans (which excludes loans held for sale) of $136.2 million grew 7% from $127.7 million at December 31, 1998. Growth in the loan portfolio was generated from commercial and consumer loans. Commercial loan balances increased $5.4 million or 19% in 1999 and now represent 25% of the total loan portfolio compared to 22% in 1998. Consumer loans ended the year at $10.0 million representing growth of $3.0 million in 1999, a 44% increase over 1998. The strong consumer loan activity was generated by new loans originated by MAC of $1.5 million and Bank generated consumer loans of $1.5 million.

         Loans secured by real estate (commercial, residential and home equity loans) showed minimal growth in 1999 due to the refinancing boom experienced during the first half of 1999. Many customers consolidated consumer debt and refinanced existing mortgages and home equity loans at lower rates. Secondary market mortgage lending remained strong in the first half of 1999 due to this refinancing activity. Loans held for sale decreased to $381,000 at December 31, 1999 compared to $2.9 million at December 31, 1998 due to the decline in refinancing activity.

         The average yield on loans declined to 9.20% in 1999 from 9.56% in 1998. This decrease is the result of lower interest rates in 1999 (the prime rate average was 8.02% for 1999 and 8.35% for 1998) and competitive pressure. Management anticipates continued pressure on yields on loans due to increased competition from banks and non-traditional credit providers.

INVESTMENT SECURITIES

         The investment portfolio provides liquidity, diversification and earnings to the Company. The investment portfolio represents 29% of the Company's total assets. The portfolio is comprised primarily of U.S. Treasury securities, U.S. Government agencies and collateralized mortgage obligations. Substantially all of the Company's securities are AAA or equivalently rated. Total investment securities increased by $5.6 million or 10% to $61.5 million at December 31, 1999. The Company changed its investment mix during 1999 by increasing its holdings in U.S. Government agency securities (which currently represents 27% of the investment portfolio compared to 7% at December 31, 1998) and reducing its U.S. Treasury security holdings to 24% at December 31, 1999, compared to 36% the previous year. The average yield on the investment portfolio decreased to 5.48% in 1999 compared to 5.85% in 1998 as a result of maturing investments being reinvested at lower interest rates.

CASH AND CASH EQUIVALENTS

         Total cash and cash equivalents of $9.1 million at December 31, 1999 increased by $1.5 million compared to 1998 year-end balances. The increase in cash levels of 20% is directly related to Year 2000 liquidity concerns and the Bank increasing vault cash reserves at year-end.

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

         Total average deposits were $162.2 million for 1999 compared to $149.6 million for 1998, an increase of $12.6 million or 8%. The Company experienced growth in the average balance of all deposit categories in 1999 with savings accounts increasing 13%, interest checking and money markets increasing 12% and non-interest checking balances increasing 10% over 1998. At December 31, 1999, savings accounts represent 27% of the total deposits compared to 30% at December 31, 1998 and certificates of deposit as a percentage of total deposits increased to 38% in 1999 from 36% in 1998.

         Due to the lower interest rate environment, the average yield on savings deposits and interest-bearing checking balances decreased to 3.19% in 1999 from 3.60% in 1998 and the average yield on certificates of deposit declined to 5.38% in 1999 from 5.66% in 1998.

         The Company's focus on quality customer service contributed to the deposit growth in 1999. The Company continues to develop consumer and commercial deposit relationships through referrals and additional contacts within its market area.

BORROWINGS AND ACCRUED EXPENSES AND OTHER LIABILITIES

         The Company's primary source of funding, other than deposits, is securities sold under agreement to repurchase. Average balances for securities sold under repurchase agreements were $13.3 million in 1999 and $12.2 million in 1998. These are collateralized by U.S. government obligations. Other short-term borrowings include federal funds purchased, Federal Home Loan Bank (FHLB) advances, treasury tax and loan deposits and interest-bearing demand notes due to the U.S. Treasury. In August 1998, the Company paid off its long-term debt of $2.9 million from proceeds received from the initial public offering.

         Accrued expenses and other liabilities increased $3.1 million to $4.5 million at December 31, 1999. The increase is related to accruing for the purchase of $3.0 million of investment securities that had a settlement date after year-end.

ASSET QUALITY

         Management seeks to maintain a high quality of assets through prudent underwriting and sound lending practices. Approximately 24% of the Company's loan portfolio is collateralized by first liens on primarily owner-occupied residential homes which have historically carried a relatively low credit risk. The Bank also maintains a commercial real estate portfolio comprised primarily of owner-occupied commercial businesses.

         The Bank participates in government guaranteed loan programs including the Small Business Administration ("SBA"), Rural Development ("RD") and the Finance Authority of Maine ("FAME"). At December 31, 1999, total loans under these programs totaled $13.3 million of which $9.4 million, or 7% of the total loan portfolio outstanding, is guaranteed by the various federal and state government entities.

         The Company continues to focus on asset quality issues and emphasizes loan review and underwriting procedures. The Bank utilizes the services of a consultant, M&M Consulting, LLC, (a joint venture owned 50% by the Company), to perform periodic loan and documentation review. Management has established a risk rating and review process with the objective of quickly identifying, evaluating and initiating necessary corrective action for all commercial and commercial real estate loans. The goal of the risk rating process is to address the watch list, substandard and non-performing loans, as early as possible. These components of risk management are integral elements of the Bank's loan program which have contributed to the loan portfolio performance to date. Nonetheless, management maintains a cautious outlook in attempting to anticipate the potential effects of uncertain economic conditions (both locally and nationally).

NONPERFORMING ASSETS

         Nonperforming assets consist of non-accrual loans, other loans past due over 90 days and other real estate owned. Non-performing assets at December 31, 1999, were $316,000 compared to $164,000 at December 31, 1998. Total nonperforming assets as a percentage of total assets increased to .15% at December 31, 1999, compared to .08% at December 31, 1998.

         Loans are placed on non-accrual status when, in the judgment of management, principal repayment is doubtful, whether current or past due. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income. As a matter of policy, interest is generally not accrued on loans past due 90 days or more. The Bank does not return a loan to accrual status until it is brought current with respect to both principal and interest, future payments are no longer in doubt, and the loan has been performing for at least six consecutive months.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

         The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses. The provision for loan losses was $345,000 for 1999 and $360,000 for 1998, a decrease of $15,000. The allowance for loan losses represented 1.67% of loans outstanding at December 31, 1999, as compared to 1.58% at December 31, 1998. Net charge-offs were $94,000 during 1999 or .07% of average loans outstanding, as compared to $54,000 in 1998 or .04%. The low level of net loan charge-offs is indicative of the Company's loan quality and credit administration standards and the generally good economic environment existing in the Company's primary market area.

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

         Future provisions for loan losses depend on such factors as asset quality, net loan charge-offs, loan growth and other criteria discussed above. The appropriate level of the allowance for loan losses and the corresponding provision will continue to be determined quarterly. Management anticipates that there will be a provision for loan losses in 2000; however, the specific amount cannot be determined at this time. Changes in circumstances affecting the various factors of the Company's methodology will determine the provision amount in 2000.

YEAR 2000

         Based on a review of the Bank's and the Company's business since January 1, 2000, the Company has not experienced any material effects of the year 2000 problem. Although the Company has not been informed of any material risks associated with the year 2000 problem from third parties, there can be no assurance that the Company will not be impacted in the future. The Company will continuously monitor its business applications and maintain contact with its third party vendors and key business partners to resolve any year 2000 problems that may arise in the future.

         The Company developed a formal customer due-diligence plan. The Company communicated with its large borrowers and corporate customers to determine the extent to which the Company is vulnerable to those third parties if they fail to resolve their year 2000 issues. The Company is not aware of any year 2000 customer problems and the Company has not experienced any increase in customer borrowing needs or deposit outflows. Management plans to continue its current process of monitoring customers for year 2000 issues.

         The Company estimated that total costs directly related to year 2000 issues, such as software modification and system testing would total $50,000. Total direct costs were less than $48,000 (excluding employee hours). Purchased hardware and software were capitalized in accordance with normal policy. The majority of costs associated with new software or upgraded hardware would have been incurred in the normal course of operations regardless of the year 2000 issue. The Company does not anticipate any additional year 2000 expenditures.

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

LIQUIDITY

         Liquidity represents the ability to meet both asset growth and deposit withdrawals. Many factors affect a company's ability to meet liquidity needs, including changes in the markets served, its asset-liability mix, its reputation and credit standing in the market and general economic conditions. In addition to traditional in-market deposit sources, the Company has other sources of liquidity, including proceeds from maturing investment securities and loans, the sale of investment securities, Federal Funds through correspondent bank relationships and FHLB borrowings. Additional liquidity is available in the loan portfolio through sale of residential mortgages and the guaranteed portion of SBA loans. Management believes that the current level of liquidity is sufficient to meet current and future funding requirements.

CAPITAL

         At December 31, 1999, shareholders' equity totaled $21.3 million or 10.0% of total assets, as compared to $20.7 million or 10.3% at December 31, 1998. The increase in shareholders' equity was attributable to: net income of $2.2 million and stock option exercises of $301,000, less net share repurchases of $749,000; change in unrealized loss on securities of $517,000; and $610,000 in cash dividends.

         Capital guidelines issued by the Federal Reserve Board require the Company to maintain certain ratios. The Company's risk based capital ratios for Tier 1 and Tier 2 Capital (as defined by federal banking agency regulations) at December 31, 1999 of 15.96% and 17.44%, respectively, exceed regulatory guidelines for a "well capitalized" financial institution. The Company's Tier 1 and Tier 2 risk based capital ratios at December 31, 1998 were 16.39% and 17.89%, respectively. The Bank is also subject to federal regulatory capital requirements. At December 31, 1999, the Bank was deemed to be "well capitalized" under the applicable regulations.

         On January 20, 2000, the Board of Directors approved the repurchase of up to 126,000 shares of the Company's common stock. These shares will be repurchased into treasury for the purpose of funding the expected exercise of stock options. As of December 31, 1999, the Company repurchased 80,258 shares into treasury.

SUBSEQUENT EVENT

         On January 3, 2000, Merrill Merchants Bank entered into an agreement to purchase a branch in Holden, Maine. Subject to regulatory approval, the Bank will assume ownership of the banking operation and facility during the first quarter of 2000. The Holden Branch had $2.1 million of loans and $6.5 million of deposits as of February 25, 2000.

IMPACT OF NEW ACCOUNTING STANDARDS

         Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, is effective for years beginning June 15, 2000. This statement sets accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. This statement is expected to have no impact on the Company as it has not engaged in any derivative transactions.

IMPACT OF ENACTMENT OF THE GRAMM-LEACH BLILEY ACT

           On November 12, 1999, President Clinton signed the Gramm-Leach Bliley Act, which among other things, establishes a comprehensive framework to permit affiliations among commercial banks, insurance companies and securities firms. Generally, the new law (i) repeals the historical restrictions and eliminates many federal and state law barriers to affiliations among banks and securities firms, insurance companies and other financial service providers, (ii) provides a uniform framework for the activities of banks, savings institutions and their holding companies, (iii) broadens the activities that may be conducted by subsidiaries of national banks and state banks, (iv) provides an enhanced framework for protecting the privacy of information gathered by financial institutions regarding their customers and consumers, (v) adopts a number of provisions related to the capitalization, membership, corporate governance and other measures designed to modernize the Federal Home Loan Bank system, (vi) requires public disclosure of certain agreements relating to funds expended in connection with an institution's compliance with the Community Reinvestment Act and (vii) addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions, including the functional regulation of bank securities and insurance activities.

           Bank holding companies are permitted to engage in a wider variety of financial activities than permitted under prior law, particularly with respect to insurance and securities activities. In addition, in a change from prior law, bank holding companies are in a position to be owned, controlled or acquired by any company engaged in financially related activities.

           We do not believe that the new law will have a material adverse effect upon our operations in the near term. However, to the extent the new law permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This could result in a growing number of larger financial institutions that offer a wider variety of financial services than we currently offer and that can aggressively compete in the markets we currently serve.

MARKET FOR COMMON STOCK

         The common stock of Merrill Merchants Bancshares, Inc. (ticker symbol "MERB") began trading on the Nasdaq National Market System in August 1998. Prior to that date, the stock was not traded on any exchange and the common stock was subject to trading restrictions. Market prices (as quoted on Nasdaq since the initial public offering) and cash dividends paid, per share of the Company's common stock, by calendar quarter for the past two years were as follows:

                                                                               1999
-------------------------------------------------------------------------------------------------------------------------------
                                     Fourth Quarter            Third Quarter           Second Quarter            First Quarter
-------------------------------------------------------------------------------------------------------------------------------
High                                         $12.25                   $12.13                   $12.25                   $13.25
Low                                            9.00                    10.88                    10.50                    10.48
Close                                          9.25                    11.50                    11.75                    11.50
Dividend Paid                                   .06                      .05                      .05                      .05

                                                                               1998
-------------------------------------------------------------------------------------------------------------------------------
                                     Fourth Quarter            Third Quarter           Second Quarter            First Quarter
-------------------------------------------------------------------------------------------------------------------------------
High                                         $13.10                   $14.52                       na                       na
Low                                           10.71                    11.91                       na                       na
Close                                         10.71                    13.10                       na                       na
Dividend Paid                                   .05                      .03                      .03                      .03

         As of December 31, 1999, the Company had approximately 1,000 shareholders of record and 2,517,739 shares outstanding.

         There are significant regulatory limitations on the Company's ability to pay dividends depending on the dividends it receives from its subsidiary, Merrill Merchants Bank, which are subject to regulations and the Bank's continued compliance with all regulatory capital requirements and the overall health of the institution. In addition, the Company has a class of cumulative preferred stock, meaning that if dividends are not paid when declared, they will accumulate and be payable in full before any dividends are paid on common stock. See notes 14 and 17 of the notes to the consolidated financial statements for a discussion of the preferred stock and the Bank's regulatory matters, respectively.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
Merrill Merchants Bancshares, Inc.

         We have audited the consolidated statements of financial condition of Merrill Merchants Bancshares, Inc. and Subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Merrill Merchants Bancshares, Inc. and Subsidiaries at December 31, 1999 and 1998 and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with generally accepted accounting principles.




/s/Berry, Dunn, McNeil & Parker
BERRY DUNN MCNEIL & PARKER
Bangor, Maine
January 13, 2000

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


(IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

ASSETS
                                                                                                      DECEMBER 31,
                                                                                               1999                  1998
Cash and due from banks                                                                      $  9,081              $  6,081
Interest-bearing deposits with banks                                                               41                    46
Federal funds sold                                                                                 --                 1,500
                                                                                             --------              --------
       Total cash and cash equivalents                                                          9,122                 7,627
Investment securities
   Available for sale                                                                          61,213                55,241
   To be held to maturity                                                                         262                   668
Loans held for sale                                                                               381                 2,875
Loans receivable                                                                              136,222               127,655
   Less allowance for loan losses                                                               2,274                 2,023
                                                                                             --------              --------
       Net loans receivable                                                                   133,948               125,632
Other real estate owned                                                                            50                    12
Properties and equipment, net                                                                   3,074                 2,777
Deferred income tax benefit                                                                       570                   189
Accrued income and other assets                                                                 5,127                 4,722
                                                                                             --------              --------
       Total assets                                                                          $213,747              $199,743
                                                                                             ========              ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Demand deposits                                                                              $ 27,639              $ 25,207
Savings and NOW deposits                                                                       77,759                79,737
Certificates of deposit                                                                        63,180                59,184
                                                                                             --------              --------
           Total deposits                                                                     168,578               164,128
Securities sold under agreements to
   repurchase (term and demand)                                                                13,791                11,747
Other borrowed funds                                                                            5,278                 1,461
Accrued expenses and other liabilities                                                          4,542                 1,452
Mandatory convertible debentures                                                                  300                   300
                                                                                             --------              --------
           Total liabilities                                                                  192,489               179,088
                                                                                             --------              --------
Commitments (Notes 6, 7, 13, 17 and 18)
Shareholders' equity
   Convertible cumulative preferred stock, par value
       $1; authorized 50,000 shares, issued and outstanding
       19,566 shares                                                                               20                    20
   Common stock, $1 par value; 4,000,000 shares authorized;
       shares issued 2,583,986 and outstanding 2,517,739 in
       1999; and shares issued and outstanding 2,388,036 in 1998                                2,584                 2,388
   Capital surplus                                                                             17,220                15,527
   Retained earnings                                                                            2,618                 2,638
   Unrealized gain (loss) on securities available for sale, net of tax
       of $(224) and $43 in 1999 and 1998, respectively                                          (435)                   82
   Treasury stock, at cost - 66,247 shares in 1999                                               (749)                   --
                                                                                             --------              --------
           Total shareholders' equity                                                          21,258                20,655
                                                                                             --------              --------
           Total liabilities and shareholders' equity                                        $213,747              $199,743
                                                                                             ========              ========

       The accompanying notes are an integral part of these consolidated financial statements.

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME


(IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)                                       YEARS ENDED DECEMBER 31
                                                                                               1999                  1998
Interest and dividend income
   Interest and fees on loans                                                                 $12,032               $11,655
   Interest on investment securities                                                            2,826                 2,512
   Dividends on investment securities                                                             280                   216
   Interest on federal funds sold                                                                 106                   203
                                                                                              -------               -------
       Total interest and dividend income                                                      15,244                14,586
                                                                                              -------               -------
Interest expense
   Interest on deposits                                                                         5,631                 5,710
   Interest on borrowed funds                                                                     728                   844
                                                                                              -------               -------
       Total interest expense                                                                   6,359                 6,554
                                                                                              -------               -------
       Net interest income                                                                      8,885                 8,032
Provision for loan losses                                                                         345                   360
                                                                                              -------               -------
       Net interest income after provision for loan losses                                      8,540                 7,672
                                                                                              -------               -------
Other income
   Service charges on deposit accounts                                                            583                   516
   Other service charges and fees                                                                 689                   523
   Trust fees                                                                                     816                   662
   Net gain on sale of mortgage loans                                                             221                   297
   Other                                                                                          293                   213
                                                                                              -------               -------
       Total other income                                                                       2,602                 2,211
                                                                                              -------               -------
Other expense
   Salaries and employee benefits                                                               3,956                 3,510
   Occupancy expense                                                                              633                   635
   Equipment expense                                                                              484                   511
   Data processing                                                                                754                   671
   Other                                                                                        1,927                 1,612
                                                                                              -------               -------
       Total other expense                                                                      7,754                 6,939
                                                                                              -------               -------
Income before income taxes                                                                      3,388                 2,944
Income tax expense                                                                              1,141                 1,028
                                                                                              -------               -------
       Net income                                                                             $ 2,247               $ 1,916
                                                                                              =======               =======

Per share data
   Basic earnings per common share                                                            $  0.85               $  0.91
                                                                                              =======               =======
   Diluted earnings per common share                                                          $  0.74               $  0.74
                                                                                              =======               =======

       The accompanying notes are an integral part of these consolidated financial statements.

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


(IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)
                                                                                    UNREALIZED
                                    CONVERTIBLE                                     GAIN (LOSS)
                                    CUMULATIVE                                     ON SECURITIES                     TOTAL
                                     PREFERRED    COMMON      CAPITAL    RETAINED    AVAILABLE   TREASURY        SHAREHOLDERS'
                                       STOCK       STOCK      SURPLUS    EARNINGS     FOR SALE     STOCK            EQUITY
Balance at December 31, 1997           $20        $1,542      $ 7,754      $1,647       $   4      $  -           $10,967
Net income                              -            -           -          1,916           -         -             1,916
Change in unrealized gain (loss)
   on securities available for sale,
   net of deferred income taxes
   of $41                               -            -           -           -             78         -                78
                                       ---        ------      -------      ------       -----      -----          -------
Total comprehensive income              -            -           -          1,916          78         -             1,994
Common stock options exercised
   77,244 shares                        -             77          309         -           -           -               386
5% common stock dividend declared       -             79          489        (569)        -           -                (1)
Common stock offering                   -            690        7,448         -           -           -             8,138
Offering cost                           -            -           (473)        -           -           -              (473)
Common stock cash dividend
   declared, $.14 per share             -            -            -          (281)        -           -              (281)
Convertible cumulative preferred
   stock dividends declared,
   $3.84 per share                      -            -            -           (75)        -           -               (75)
                                       ---        ------      -------      ------       -----      -----          -------

Balance at December 31, 1998           $20        $2,388      $15,527      $2,638       $  82      $  -           $20,655
Net income                              -            -            -         2,247         -           -             2,247
Change in unrealized gain (loss)
   on securities available for
   sale, net of deferred income
   taxes of $(267)                      -            -            -           -          (517)        -              (517)
                                       ---        ------      -------      ------       -----      -----          -------
Total comprehensive income              -            -            -         2,247        (517)        -             1,730
Common stock options exercised,
   96,132 shares                        -             74          177        (111)        -          161              301
5% common stock dividend
   declared                             -            122        1,424      (1,546)        -           -               -
Treasury stock purchased (80,258
   shares at an average price of
   $11.34)                              -            -            -           -           -         (910)            (910)
Tax benefit related to exercise of
   stock options                        -            -             92         -           -           -                92
Common stock cash dividend
  declared, $.21 per share              -           -             -          (538)        -           -              (538)
Convertible cumulative preferred
   stock dividends declared, $3.68
   per share                            -            -            -           (72)        -           -               (72)
                                       ---        ------      -------      ------       -----      -----          -------

Balance at December 31, 1999           $20        $2,584      $17,220      $2,618       $(435)     $(749)         $21,258
                                       ===        ======      =======      ======       =====      =====          =======

       The accompanying notes are an integral part of these consolidated financial statements.

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


(IN THOUSANDS)                                                                                  YEARS ENDED DECEMBER 31
                                                                                               1999                 1998
Cash flows from operating activities
   Net income                                                                                $  2,247             $  1,916
   Adjustments to reconcile net income to net
    cash provided by operating activities
      Depreciation                                                                                298                  375
      Amortization                                                                                170                   59
      Net amortization on investment securities                                                   196                    3
      Deferred income taxes                                                                      (114)                (101)
      Originations of loans held for sale                                                     (17,419)             (32,927)
      Proceeds from sale of loans held for sale                                                19,913               30,666
      Increase in accrued income and other assets                                                (312)                (182)
      Increase in accrued expenses and other liabilities                                          181                  348
      Decrease in deferred loan fees, net                                                          (4)                 (22)
      Provision for loan losses                                                                   345                  360
      Provision for losses on other real estate owned                                             -                      5
      Net gain on sale of mortgage loans,
         investment securities, and property and equipment                                       (158)                (295)
                                                                                             --------             --------
             Net cash provided by operating activities                                          5,343                  205
                                                                                             --------             --------
Cash flows from investing activities
   Net loans made to customers                                                                 (8,838)              (8,781)
   Acquisition of premises and equipment                                                         (726)                (348)
   Purchase of investment securities available for sale                                       (50,136)             (54,590)
   Proceeds from sales and maturities of investment securities
      Sales and maturities of available for sale securities                                    46,151               42,824
      Maturities of held to maturity securities                                                   407                1,293
   Proceeds from sale of other real estate owned                                                   49                   38
   Proceeds from sale of premises and equipment                                                   153                  -
   Acquisition of life insurance policies                                                         -                 (1,960)
                                                                                             --------             --------
             Net cash used in investing activities                                            (12,940)             (21,524)
                                                                                             --------             --------
Cash flows from financing activities
   Net increase in demand, savings and NOW deposits                                               454               15,413
   Net increase in certificates of deposit                                                      3,996                2,403
   Net increase (decrease) in securities sold under
     agreement to repurchase                                                                    2,044                 (150)
   Net increase (decrease) in other borrowed funds                                              3,817               (3,683)
   Payment of long-term debt                                                                      -                 (2,895)
   Dividends paid on convertible cumulative preferred stock
     and common stock                                                                            (610)                (357)
   Proceeds from stock issuance, net of cost                                                      301                8,051
   Purchase of treasury stock                                                                    (910)                 -
                                                                                             --------             --------
              Net cash provided by financing activities                                         9,092               18,782
                                                                                             --------             --------
Net (decrease) increase in cash and cash equivalents                                            1,495               (2,537)
Cash and cash equivalents, beginning of year                                                    7,627               10,164
                                                                                             --------             --------
Cash and cash equivalents, end of year                                                       $  9,122             $  7,627
                                                                                             ========             ========

Supplemental disclosures of cash flow information
   Cash paid for interest                                                                    $  6,342              $ 6,633
   Transfers to other real estate owned                                                           177                   12
   Income tax paid                                                                              1,327                1,118

        The accompanying notes are an integral part of these consolidated financial statements.

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
      (PRESENTED IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accounting and reporting policies conform to generally accepted accounting principles and to general practice within the banking industry. The following is a summary of the significant accounting and reporting policies.

       NATURE OF BUSINESS

         Merrill Merchants Bancshares, Inc. is a one-bank holding company that owns all of the common stock of Merrill Merchants Bank (Bank) and Maine Acceptance Corporation (MAC). The Bank operates branches in Bangor (three offices), Brewer, Milford, Newport, Orono, Orrington, and Pittsfield, Maine.

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

         Maine Acceptance Corporation, a finance company located in Bangor, Maine, provides indirect auto and recreational vehicle lending, as well as other types of loans, including personal unsecured, recreational vehicles, automobiles, mobile homes, and home equity loans.

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

       FINANCIAL STATEMENT PRESENTATION

         The accompanying consolidated financial statements include the accounts of Merrill Merchants Bancshares, Inc. and its wholly-owned subsidiaries, Merrill Merchants Bank, a state-chartered bank and Maine Acceptance Corporation. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

         SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires a company to disclose certain income statement and balance sheet information by operating segment. Since the Company's operations include only its banking and financing activities, no additional disclosure standards are required by the Statement.

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

       OTHER REAL ESTATE OWNED

         Other real estate owned (OREO) includes real estate and repossessed personal property held for sale which have been acquired principally through foreclosure or a similar conveyance of title. Real estate may be considered to be in-substance foreclosed and included in OREO, prior to the conveyance of title when specific criteria are met. Both foreclosed and in-substance foreclosed real estate, as well as repossessed personal property, are carried at the lower of their recorded amounts or fair value less estimated costs of disposal. Any write-downs at, or prior to, the dates of acquisition are charged to the allowance for loan losses. Subsequent write-downs are recorded in other expense. Expenses incurred in connection with holding such assets and gains and losses upon sale are included in other expense or other income.

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

       PROPERTIES AND EQUIPMENT

         Properties and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed on the straight-line method and by accelerated methods over the estimated useful lives of the assets.

       GOODWILL AND ORGANIZATION COSTS

         Goodwill is being amortized using the straight-line method over fifteen years. Prior to 1999, organization costs were amortized using the straight-line method over seven years. Upon adoption of Statement of Position No. 98-5 in January 1999, the unamortized balance of organization costs of $44 was expensed.

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

         The Company declared 5% stock dividends in 1999 and 1998. Earnings and cash dividends per share and weighted-average shares outstanding have been retroactively restated to reflect the stock dividends, as well as the stock split effected in the form of an 800% stock dividend with an effective date of July 20, 1998.

       IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

         In 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up Activities." The SOP requires costs of start-up activities to be expensed as incurred. The SOP is effective for years beginning after December 15, 1998. Adoption of the SOP had no effect on net income for 1999 as organization costs would have been fully amortized by the end of 1999.


         SFAS No. 133, "Accounting for Derivative Instruments and

       Hedging Activities," as amended by SFAS No. 137, is effective for years beginning after June 15, 2000. This statement sets accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. This statement is expected to have no impact on the Company as it has not engaged in any derivative transactions.

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

3.     INVESTMENT SECURITIES

         The carrying amounts of investment securities as shown in the consolidated statements of financial condition and their approximate fair values at December 31, 1999 and 1998 were as follows:

       SECURITIES AVAILABLE FOR SALE


                                                               AMORTIZED      UNREALIZED       UNREALIZED         FAIR
                                                                 COST           GAINS            LOSSES           VALUE
       DECEMBER 31, 1999
       U.S. Treasury securities                                 $15,132          $  2            $(129)           $15,005
       U.S. Government agencies and
           corporations                                          16,617           -               (140)            16,477
       Mortgage-backed securities and
           collateralized mortgage
           obligations                                           21,524           -               (323)            21,201
       State and local government
           debt securities                                        1,620           -                 -               1,620
       U.S. Government and agency money
           market funds                                           2,632           -                 -               2,632
       Certificates of deposit                                    2,971           -                 -               2,971
       Other securities                                           1,376           -                (69)             1,307
                                                                -------          ----            -----            -------
                                                                $61,872          $  2            $(661)           $61,213
                                                                =======          ====            =====            =======

       SECURITIES HELD TO MATURITY


                                                               AMORTIZED      UNREALIZED      UNREALIZED          FAIR
                                                                 COST           GAINS           LOSSES            VALUE
       DECEMBER 31, 1999
       Mortgage-backed securities and
           collateralized mortgage obligations                  $   262          $  -            $  (1)           $   261
                                                                =======          ====            =====            =======

       SECURITIES AVAILABLE FOR SALE


                                                               AMORTIZED      UNREALIZED       UNREALIZED         FAIR
                                                                 COST           GAINS            LOSSES           VALUE
       DECEMBER 31, 1998
       U.S. Treasury securities                                 $20,181          $136            $ (13)           $20,304
       U.S. Government agencies and
              corporations                                        4,028            10               (4)             4,034
       Mortgage-backed securities and
              collateralized mortgage obligations                20,650            54              (57)            20,647
       State and local government debt securities                   621            -                -                 621
       U.S. Government and agency money
              market funds                                        5,081            -                -               5,081
       Certificates of deposit                                    3,664            -                -               3,664
       Other securities                                             890            -                -                 890
                                                                -------          ----            -----            -------
                                                                $55,115          $200            $(74)            $55,241
                                                                =======          ====            =====            =======

       SECURITIES HELD TO MATURITY


                                                               AMORTIZED      UNREALIZED      UNREALIZED          FAIR
                                                                 COST           GAINS           LOSSES            VALUE
       DECEMBER 31, 1998
       Mortgage-backed securities and
           collateralized mortgage obligations                  $   668          $  1            $  -             $   669
                                                                =======          ====            =====            =======


           At December 31, 1999, investment securities with amortized cost of $30,070 and fair value of $29,769 were pledged to secure public deposits, treasury tax and loan deposits and borrowings and for other purposes required or permitted by law.

           The amortized cost and fair value of debt securities at December 31, 1999 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                SECURITIES AVAILABLE FOR SALE             SECURITIES HELD TO MATURITY
                                                  AMORTIZED            FAIR                AMORTIZED            FAIR
                                                    COST               VALUE                 COST               VALUE
       Due in one year or less                      $14,841           $14,805               $  -                 $  -
       Due from one to five years                    21,703            21,464                  -                    -
       Due from five to ten years                     7,026             6,928                262                  261
       Due after ten years                           14,294            14,077                  -                    -
                                                    -------           -------               ----                 ----
                                                    $57,864           $57,274               $262                 $261
                                                    =======           =======               ====                 ====


         Mortgage-backed securities and collateralized mortgage obligations are allocated among the above maturity groupings based on their final maturity dates.

         During 1999 and 1998, the Company sold U.S. Government and agency money market funds securities available for sale for total proceeds of $17,512 and $25,019, respectively. The sales resulted in gross realized losses of $36 for 1999 and no gains or losses for 1998.

4.     LOANS RECEIVABLE

         The components of loans receivable were as follows:


                                                                              1999                1998
           Commercial                                                       $ 33,711            $ 28,352
           Commercial real estate                                             49,161              48,896
           Construction                                                        1,937               1,833
           Residential real estate                                            23,390              22,279
           Home equity                                                        18,054              19,362
           Consumer                                                            9,994               6,963
           Less deferred loan fees                                               (25)                (30)
                                                                            --------            --------
                Total                                                       $136,222            $127,655
                                                                            ========            ========

         The Bank services residential mortgage loans sold to investors under nonrecourse agreements amounting to 66,248 and $56,759 at December 31, 1999 and 1998, respectively. Mortgage servicing rights of $172 and $191 were capitalized in 1999 and 1998, respectively. Amortization of mortgage servicing rights was $80 and $47 in 1999 and 1998, respectively.

         Impaired loans recorded in conformity with SFAS No. 114, as amended by SFAS No. 118, totaled $337 and $549 at December 31, 1999 and 1998, respectively. The total allowance for loan losses related to these loans was $130 and $215 at December 31, 1999 and 1998, respectively. The average balance of outstanding impaired loans was $440 and $554 for 1999 and 1998, respectively. Interest income recognized for cash payments on impaired loans during 1999 and 1998 was not material to the consolidated financial statements.

5.     ALLOWANCE FOR LOAN LOSSES

         An analysis of the allowance for loan losses at December 31, 1999 and 1998 is as follows:


                                                                                   1999                 1998
          Balance at beginning of year                                            $2,023               $1,717
          Add:  Provision for loan losses                                            345                  360
                Recoveries of previous charge-offs                                    31                   24
          Less: Loans charged off                                                   (125)                 (78)
                                                                                  ------               ------
          Balance at end of year                                                  $2,274               $2,023
                                                                                  ======               ======

6.     PROPERTIES AND EQUIPMENT

         Properties and equipment are comprised of the following:


                                                                                   1999                 1998
                Land and land improvements                                        $  385               $  435
                Bank premises                                                      1,760                1,861
                Furniture and equipment                                            2,850                2,152
                Leasehold improvements                                               209                  197
                                                                                  ------               ------
                    Total cost                                                     5,204                4,645
                    Less accumulated depreciation                                  2,130                1,868
                                                                                  ------               ------
                    Net properties and equipment                                  $3,074               $2,777
                                                                                  ======               ======

       Certain Bank facilities and equipment are leased under various operating leases. Rental expense was approximately $235 for both 1999 and 1998. Future minimum rental commitments under noncancelable leases at December 31, 1999 are:

                  2000                                    $  249
                  2001                                       248
                  2002                                       193
                  2003                                       147
                  2004                                       131
                  Thereafter                                 125
                                                          ------
                                                          $1,093
                                                          ======

7.     EMPLOYEE BENEFIT PLANS

         The Company has established a defined contribution pension plan under
       Section 401(k) of the Internal Revenue Code. Plan participants, who consist of all employees meeting minimum age and service requirements who elect to participate, are permitted to contribute a percentage of their wages to the plan on a pre-tax basis. The Company matches a portion of each employee's contribution, resulting in an expense of $70 and $60 for 1999 and 1998, respectively.

         In 1997. the Company adopted a nonqualified supplemental executive retirement plan for the benefit of key employees. In connection with this plan, the previously existing nonqualified deferred compensation was terminated. Life insurance policies were acquired for the purpose of serving as the primary funding source. The amount of each annual benefit is indexed to the financial performance of each insurance policy owned by the Bank over the Bank's cost of funds expense. The present value of these benefits is being expensed over the employment service period which amounted to $92 for 1999 and $25 for 1998. The cash value of these policies was $2,656 and $2,559 at December 31, 1999, and 1998, respectively.

8.     DEPOSITS

         The aggregate amount of certificates of deposit with a minimum denomination of $100 was $12,982 and $10,764 at December 31, 1999 and 1998, respectively.

         At December 31, 1999, the scheduled maturities of certificates of deposit are as follows:

                      2000                                      $43,127
                      2001                                        8,626
                      2002                                       10,354
                      2003                                          406
                      2004 and thereafter                           667
                                                                -------
                                                                $63,180
                                                                =======

9.    BORROWED FUNDS

           Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Other borrowed funds consist of Federal Home Loan Bank (FHLB) advances and treasury, tax and loan deposits. Treasury tax and loan deposits are repaid upon notification by the U.S. Treasury.

         Information concerning securities sold under agreements to repurchase is summarized as follows:


                                                                  1999               1998
          Average balance during the year                        $13,299            $12,163
          Average interest rate during the year                     3.86%              4.23%
          Average interest rate at end of the year                  4.35%              3.60%
          Maximum month-end balance during the year               14,502             13,554

         The Bank is required to own stock of the FHLB in order to borrow from the FHLB. FHLB advances are collateralized by a pledge of certain mortgage loans and by a lien on the Bank's FHLB stock of $583 at December 31, 1999, which is included in investment securities available for sale in the consolidated statements of financial condition.

         A summary of borrowing from the FHLB at December 31, 1999 is as follows:


                     FINAL MATURITY                INTEREST RATE              AMOUNT
                     March 2000                         5.19%                 $1,000
                     April 2001                         5.81                      12
                     September 2002                     6.18                     176
                     September 2007                     6.47                     580
                                                                              ------
                                                                              $1,768
                                                                              ======

       Maturities on FHLB borrowings are as follows:

                       2000                                $1,120
                       2001                                   139
                       2002                                   119
                       2003                                    72
                       2004                                    77
                       Thereafter                             241
                                                           ------
                          Total                            $1,768
                                                           ======

10.    MANDATORY CONVERTIBLE DEBENTURES

         The Company issued $300 of mandatory convertible debentures which bear interest at 1% per annum in excess of the prime rate of interest of the Bank of Boston N.A. Interest is payable on March 31, June 30, September 30, and

       December 31 of each year until the debentures are paid in full or converted into shares of common stock. On or prior to September 30, 2002, the holders of the debentures must convert the entire principal amount into shares of common stock of Merrill Merchants Bancshares, Inc. at a conversion rate equal to $4.29 of principal amount of debentures for one share of common stock, subject to adjustment for any recapitalization of common stock, such as a split or reverse split of common stock.

         The debentures are unsecured and any payment of interest or principal will be subordinated to the timely payment of principal and interest on all existing and future obligations of the Company for borrowed money from any bank, trust company, insurance company or other financial institution engaged in the business of lending money.

11.    INCOME TAXES

       The current and deferred components of income tax expense are as follows:


                                                          1999               1998
              Current
                 Federal                                 $1,216             $1,093
                 State                                       39                 36
                                                         ------             ------
                                                          1,255              1,129
              Deferred                                     (114)              (101)
                                                         ------             ------
                                                         $1,141             $1,028
                                                         ======             ======

         The actual tax expense differs from the expected tax expense computed by applying the applicable U.S. federal corporate income tax rate to income before income taxes as follows:


                                                                       1999               1998
              Computed tax expense                                    $1,152             $1,001
              Increase (reduction) in
                income tax expense resulting from:
                  Income from life insurance                             (64)               (37)
                  Tax exempt income                                      (45)               (33)
                  State taxes, net of federal benefit                     26                 24
                  Other                                                   72                 73
                                                                      ------             ------
                                                                      $1,141             $1,028
                                                                      ======             ======

         The tax effects of temporary differences that give rise to deferred income tax assets and liabilities are as follows:


                                                                     1999                            1998
                                                             ASSET      LIABILITY            ASSET        LIABILITY
              Allowance for loan losses                      $393         $ -                $276           $ -
              Unrealized gain/loss on
                  securities available for sale               224           -                 -               43
              Start-up costs                                  -             -                 -               22
              Mortgage servicing rights                       -            120                -               88
              Deferred compensation                            71           -                  22             -
              Other                                            12           10                 55             11
                                                             ----         ----               ----           ----
                                                             $700         $130               $353           $164
                                                             ====         ====               ====           ====

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


                                                          1999                1998
              Balance, January 1                        $ 4,999              $2,562
              Loans made/advanced                         2,842               3,041
              Repayments                                 (1,200)               (604)
                                                        -------              ------
              Balance, December 31                      $ 6,641              $4,999
                                                        =======              ======

         Commitments, as described in Note 13, to related parties which in aggregate exceed $60 totaled $4,360 and $4,004 at December 31, 1999 and 1998, respectively.

13.    FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

           The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers which involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated statements of financial condition. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank follows the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments, including requiring collateral or other security to support financial instruments with credit risk.

           The Bank's commitments at December 31, 1999 and 1998 are as follows:


                                                                  1999                 1998
           Commitments to extend credit                          $ 5,442              $ 6,735
           Letters of credit                                       1,420                1,153
           Unadvanced commitments
                Commercial lines of credit                        20,963               15,529
                Construction lines of credit                       1,598                  774
                Home equity lines of credit                        9,248               10,193
                Overdraft protection accounts                      1,587                1,507
                Credit card lines                                  2,554                2,386

14.    SHAREHOLDERS' EQUITY

           On February 26, 1999 and February 28, 1998, the Company declared 5% stock dividends on its common stock. Earnings per share for 1999 and 1998 have been restated to reflect this stock dividend.

           In 1998, the Company increased the number of authorized shares of common stock and declared a stock split effected in the form of an 800% stock dividend, with an effective date of July 20, 1998. All share and per share information presented in the accompanying consolidated financial statements has been retroactively adjusted for the stock split.

           Holders of preferred stock are entitled to dividends equal to the total stated value of $46.00 per share multiplied by the prime rate in effect from time to time as announced by Bank of Boston. The dividends payable on the preferred stock are cumulative, meaning that if dividends are not paid when declared, they will accumulate and be payable in full before any dividends are paid on common stock. However, the payment of any dividends on or the redemption of the preferred stock is subordinate to the payment of any debt by the Company. The preferred stock is non-voting.

           Each share of preferred stock is convertible into 10.72 shares of common stock, adjusted for recapitalization of the common stock (such as a split or stock dividends). After October 1, 2002, and to the extent not previously converted into common stock, the preferred stock may be redeemed by the Company for a price equal to the sum of its stated value plus unpaid and accrued dividends. However, the preferred stock may not be called or redeemed by the Company unless approved in advance by the Federal Reserve Bank of Boston.

15.    OTHER EXPENSE

           Other expense amounts are summarized as follows for 1999 and 1998:


                                                                              1999              1998
           Professional fees                                                 $  368             $  254
           Merchant processing                                                  354                251
           Other                                                                272                216
           Advertising and promotion                                            221                204
           Printing, postage, stationery, and supplies                          200                197
           Trust expense                                                        136                110
           Travel, meetings, conventions, and employee education                109                109
           Telephone                                                            101                 99
           Amortization                                                          90                107
           Insurance                                                             76                 65
                                                                             ------             ------
                Total                                                        $1,927             $1,612
                                                                             ======             ======

16.      EARNINGS PER SHARE

           The following table sets forth the computation of basic and diluted earnings per share (in thousands, except for number of shares and per-share data):


                                                                                     1999             1998
           Basic earnings per share
                Net income, as reported                                         $    2,247         $    1,916
                Preferred stock dividends declared                                     (72)               (75)
                                                                                ----------         ----------
                   Income available to common shareholders                      $    2,175         $    1,841
                                                                                ==========         ==========
                Weighted-average shares outstanding                              2,561,220          2,021,874
                                                                                ==========         ==========
                Basic earnings per share                                        $     0.85         $     0.91
                                                                                ==========         ==========

           Diluted earnings per share
                Net income, as reported                                         $    2,247         $    1,916
                Interest on mandatory convertible debentures,
                  net of tax                                                            18                 19
                                                                                ----------         ----------
                   Income available to common shareholders                      $    2,265         $    1,935
                                                                                ==========         ==========
                Weighted-average shares outstanding                              2,561,220          2,021,874
                Effect of stock options, net of assumed
                  treasury stock purchases                                         221,657            300,094
                Effect of convertible preferred stock                              209,798            209,798
                Effect of mandatory convertible debentures                          69,930             69,930
                                                                                ----------         ----------
                   Adjusted weighted-average
                     shares outstanding                                          3,062,605          2,601,696
                                                                                ==========         ==========
                Diluted earnings per share                                      $     0.74         $     0.74
                                                                                ==========         ==========

17.    REGULATORY MATTERS

           The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

           Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes as of December 31, 1999, that the Company and Bank meet all capital adequacy requirements to which they are subject.

           As of December 31, 1999, the most recent notification from the Federal Reserve Bank categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized "well capitalized," the Company and Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed this category.

           The Company's and Banks actual capital amounts and ratios are also presented in the table. No deduction was made from capital for interest-rate risk in 1999 and 1998.


                                                                                                        TO BE WELL
                                                                           FOR CAPITAL           CAPITALIZED UNDER PROMPT
                                                ACTUAL                  ADEQUACY PURPOSES      CORRECTIVE ACTION PROVISIONS
                                          AMOUNT      RATIO          AMOUNT           RATIO        AMOUNT            RATIO
       As of December 31, 1999

       Total capital (to risk
         weighted assets)
           Consolidated                   $23,389     17.44%         $10,728          8.00%            N/A
           Bank                            17,857     13.60           10,503          8.00         $13,129           10.00%
       Tier I capital (to risk
         weighted assets)
           Consolidated                    21,404     15.96            5,364          4.00             N/A
           Bank                            16,209     12.35            5,252          4.00           7,877            6.00
       Tier I capital (to
         average assets)
           Consolidated                    21,404     10.23            8,371          4.00             N/A
           Bank                            16,209      7.95            6,117          3.00          10,195            5.00

       As of December 31, 1998

       Total capital (to risk
         weighted assets)
           Consolidated                   $22,099     17.89%         $ 9,883          8.00%            N/A
           Bank                            16,510     13.49            9,791          8.00         $12,239           10.00%
       Tier I capital (to risk
         weighted assets)
           Consolidated                    20,249     16.39            4,942          4.00             N/A
           Bank                            14,974     12.23            4,896          4.00           7,343            6.00
       Tier I capital (to
         average assets)
           Consolidated                    20,249     10.31            7,854          4.00             N/A
           Bank                            14,974      7.84            7,636          4.00           9,545            5.00

18.    STOCK OPTIONS

           Under the Employee and Director Stock Option Plan, the incentive stock option plan (ISO) for officers and employees and the nonstatutory stock option plan (Non-ISO) for directors provide for the issuance of up to 678,195 shares of common stock. The purchase price of the stock covered by each option shall be its fair market value, which must be equal to at least 100% of the book value of common stock, on the date such option is granted. Options granted through 1997 were subject to an initial vesting period which ended on December 31, 1997, after which options become exercisable until May 26, 2003. Options granted in 1999 and 1998 were granted subject to an initial vesting period of one or two years, after which options become exercisable until ten years from the grant date.

           The Company accounts for these options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As the exercise price of each option equals the market price of the Company's stock on the date of grant, no compensation cost has been recognized for the plan. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with the method described in SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's 1999 and 1998 net income and earnings per share would have been reduced to the pro forma amounts indicated below.


       (IN THOUSANDS EXCEPT FOR PER-SHARE DATA)                          EARNINGS PER SHARE
                                                    NET INCOME         BASIC           DILUTED
       1999
             As reported                              $2,247           $0.85            $0.74
             Pro forma                                 2,230            0.84             0.73
       1998
             As reported                               1,916            0.91             0.74
             Pro forma                                 1,848            0.88             0.72

           The fair value of each option is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for all grants in 1999 and 1998; dividend yield of 2.59% in 1999 and 1.78% in 1998, risk-free interest rate of 6%, expected lives of two years, and expected volatility of 27%.

          A summary of the status of the plan as of December 31, 1999 and 1998, and changes during the years then ended, is presented below.


                                                                       1999                               1998
                                                                               WEIGHTED                           WEIGHTED
                                                              NUMBER           AVERAGE           NUMBER           AVERAGE
                                                             OF SHARES      EXERCISE PRICE      OF SHARES      EXERCISE PRICE
             Outstanding at beginning of year                 493,131           $ 5.16           469,917            $5.09
             Granted during the year                           27,000            10.63            81,900             6.84
             Exercised during the year                        (96,132)            6.38           (77,244)            5.01
             Forfeited during the year                        (13,279)            4.77            (4,500)            6.87
             Additional shares for which
               options are exercisable due to
               stock dividends                                 22,400             -               23,058              -
                                                              -------           ------           -------            -----
             Outstanding at end of year                       433,120           $ 5.28           493,131            $5.16
                                                              =======                            =======

             Weighted-average fair value
             of options granted during the year                                 $10.63                              $6.52

              The following information applies to options outstanding at December 31, 1999:


                                                            OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                                                                 WTD. AVG.
                                                  NUMBER         REMAINING       WTD. AVG.        NUMBER         WTD. AVG.
                                                    OF          CONTRACTUAL      EXERCISE           OF           EXERCISE
             RANGE OF EXERCISE PRICE              SHARES           LIFE            PRICE          SHARES          PRICE
             $ 4.37 - $ 6.55                     408,120           2.4             $4.95          394,890          $4.90
             $10.63                               25,000           8.5             10.63              -              -


19.    SUBSEQUENT EVENT

             Subsequent to December 31, 1999, the Bank entered into an agreement to buy a branch in Holden, Maine. The purchase price will be determined by reference to the book value of branch assets and liabilities at the closing date.

20.    FAIR VALUE OF FINANCIAL INSTRUMENTS

         Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

       CASH AND CASH EQUIVALENTS

           The fair value of cash and due from banks, interest-bearing deposits with banks and federal funds sold approximates their relative book values at December 31, 1999 and 1998, as these financial instruments have short maturities.

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

           A summary of the estimated fair values for the Company's significant financial instruments at December 31, 1999 and 1998 follows:


                                                                                         ESTIMATE OF
       DECEMBER 31, 1999                                         CARRYING VALUE          FAIR VALUE
       Financial Assets
          Cash and cash equivalents                                 $  9,122              $  9,122
          Investment securities                                       61,475                61,474
          Loans held for sale                                            381                   381
          Loans receivable, net                                      133,948               133,801
          Cash surrender value of life insurance                       2,656                 2,656
          Accrued interest receivable                                  1,274                 1,274
          Capitalized mortgage servicing rights                          352                   352

       Financial Liabilities
          Deposits                                                   168,578               168,373
          Accrued interest payable                                       165                   165
          Borrowed funds                                              19,369                19,369

       DECEMBER 31, 1998

       Financial Assets
          Cash and cash equivalents                                 $  7,627              $  7,627
          Investment securities                                       55,909                55,910
          Loans held for sale                                          2,875                 2,895
          Loans receivable, net                                      125,632               126,835
          Cash surrender value of life insurance                       2,559                 2,559
          Accrued interest receivable                                  1,152                 1,152
          Capitalized mortgage servicing rights                          259                   334

       Financial Liabilities
          Deposits                                                   164,128               164,486
          Accrued interest payable                                       148                   148
          Borrowed funds                                              13,508                13,508

21.    PARENT COMPANY FINANCIAL INFORMATION

           The following is summarized financial statement information for Merrill Merchants Bancshares, Inc. as of December 31, 1999 and 1998 and for the years then ended:

                      SUMMARIZED BALANCE SHEET INFORMATION


       ASSETS
                                                                                    1999              1998
       Cash                                                                        $     7           $     1
       Investment securities (fair value of $3,809
           and $5,576 at December 31, 1999 and 1998,
           respectively)                                                             3,809             5,576
       Investment in subsidiaries                                                   16,164            15,381
       Loan receivable from subsidiary                                               1,518                 -
       Accrued income and other assets                                                  18                22
       Deferred income tax benefit                                                     510               524
                                                                                   -------           -------
                Total assets                                                       $22,026           $21,504
                                                                                   =======           =======

       LIABILITIES AND SHAREHOLDERS' EQUITY
       Liabilities
           Accrued expenses and other liabilities                                  $   468           $   549
           Mandatory convertible debentures                                            300               300
                                                                                   -------           -------
                Total liabilities                                                      768               849
                                                                                   -------           -------
       Shareholders' equity
           Convertible cumulative preferred stock                                       20                20
           Common stock                                                              2,584             2,388
           Capital surplus                                                          17,220            15,527
           Retained earnings                                                         2,618             2,638
           Unrealized gain (loss) on securities available for sale                    (435)               82
           Treasury stock                                                             (749)                -
                                                                                   -------           -------
                Total shareholders' equity                                          21,258            20,655
                                                                                   -------           -------
                Total liabilities and shareholders' equity                         $22,026           $21,504
                                                                                   =======           =======

                   SUMMARIZED STATEMENTS OF INCOME INFORMATION


                                                                                     1999                1998
       Dividends from bank subsidiary                                               $ 1,118            $   705
       Interest and dividend income on investments                                      304                111
                                                                                    -------            -------
           Total income                                                               1,422                816
       Interest expense on borrowed funds                                                27                153
       Operating expenses                                                               165                 33
                                                                                    -------            -------
           Total expenses                                                               192                186
                                                                                    -------            -------
       Income before income tax expense (benefit)                                     1,230                630
       Income tax expense (benefit)                                                      38                (25)
                                                                                    -------            -------
       Income before equity in undistributed net income (loss)
           of subsidiaries                                                            1,192                655
       Equity in undistributed net income (loss) of subsidiaries                      1,055              1,261
                                                                                    -------            -------
           Net income                                                               $ 2,247            $ 1,916
                                                                                    =======            =======

                 SUMMARIZED STATEMENTS OF CASH FLOWS INFORMATION


                                                                                     1999                1998
       Cash flows from operating activities
           Net income                                                               $ 2,247            $ 1,916
           Adjustments to reconcile net income to
             net cash provided  by operating activities
           Deferred income tax benefit                                                   14                (27)
           Equity in undistributed net income (loss) of subsidiaries                 (1,055)            (1,261)
           Decrease (increase) in accrued income and other assets                         4                (21)
           Increase (decrease) in accrued expenses and other liabilities                (22)                 4
                                                                                    -------            -------
                    Net cash provided by operating activities                         1,188                611
                                                                                    -------            -------
       Cash flows from investing activities
           Proceeds from sale of investment securities                                6,806              3,019
           Purchase of investment securities                                         (5,086)            (8,429)
           Advances to subsidiaries                                                  (1,683)                 -
                                                                                    -------            -------
                    Net cash provided (used) by investing activities                     37             (5,410)
                                                                                    -------            -------

       Cash flows from financing activities
           Dividends paid on convertible cumulative preferred stock                     (72)               (75)
           Dividends paid on common stock                                              (538)              (282)
           Payment of long-term debt                                                      -             (2,895)
           Proceeds from issuance of common stock                                       301              8,524
           Payment of offering cost                                                       -               (473)
           Purchase of treasury shares                                                 (910)                 -
                                                                                    -------            -------
                    Net cash provided (used) by financing activities                 (1,219)             4,799
                                                                                    -------            -------
       Net increase in cash and cash equivalents                                          6                  -
       Cash and cash equivalents, beginning of year                                       1                  1
                                                                                    -------            -------
       Cash and cash equivalents, end of year                                       $     7            $     1
                                                                                    =======            =======


EMPLOYEES

Cindy L. Allen
Alison J. Bailey*
Nancy L. Bellfleur
Scott d. Bennett
Meris J. Bickford, Esquire*
Marla J. Billings
Albert C. Blanchard, Jr.
Alena J. Bonenfant
Jacqueline A. Bouchey*
Cynthia J. Brawn
Theresa M. Brooks
Fred A. Brown
Angela T. Butler*
Judy M. Byram
Eva M. Charity
Alyson A. Coffin
Jodi L. Cook
Jennifer C. Coutts
Stephen R. Crockett
George Dandaneau*
Marian Deschene
Jayne T. Dickey
Marjorie J. Downing
Patricia L. Eldridge
Linda G. England
Valerie G. Enos
Tabatha M. Estes
Joanne C. Fish
Brent A. Folster*
Shay B. Fox
Barbara Giovino*
Lynne M. Gray
Clarice J. Hannan
Marilyn M. Harlow
Diane Hewett
Bonita L. Hodgins
Jody E. Holmes
Jerry C. Jarrell*
Judith D. Kelly
Julie A. Kelly
Kathleen F. Kemp
Linda J. Kenney
Gwendolyn A. King
Janet L. Kochis
Jennifer D. Lander
Jonathan S. Lander*
Ronald J. Landry
Janet L. Lane
Darleen M. Lanphere
Cynthia L. Leighton
Floyd W. Libby*
Carol Littlefield
Linda M. Lizotte
Jill R. MacDonald
Suzanne M. Mercier
Michael J. Moody
Kimberly A. Morrison
Pamela J. Mugnai
Holly A. O'Halloran
Deanna L. Ouellette
Mary L. Page
Lori A. Pardun
Kim Patoka
Lewis H. Payne*
Donna M. Poland
Kathleen G. Prescott*
Priscilla A. Pullen
Andrew C. Reed*
Cindy L. Rickman
Carole L. Robinson
Micheline K. Ross
Dianne L. Roy
Patricia A. Roy
Kim A. Ryan
Stacie A. Severance
Kelly A. Shorey
Linda A. Sibley
Tanya M. Sibley
Betsy A. Simpson*
Jason D. Simsay
Valrie G. Smith
Kathleen Spruce
John P. Thayer*
Lorraine M. Therrien*
Marlene D. Thomas*
Tricia J. Tilton
Mark A. Trapela
Jerina K. Warner*
Jessica L. Welch
Danelle L. Weston
Ann M. Whitmore
Stacey Young
Ellen N. Ziobron
*Officers

Merrill Merchants Bank

BOARD OF DIRECTORS

William C. Bullock, Jr., Chairman
     Merrill Merchants Bank, Bangor, Maine

Edwin N. Clift, President & Chief Executive Officer
     Merrill Merchants Bank, Bangor, Maine

John S. Bacon, President
     Bacon Printing Company, Bangor, Maine

Joseph H. Cyr, President
     John T. Cyr & Sons, Inc., Old Town, Maine

John R. Graham III, President
     Automatic Distributors, Bangor, Maine

Perry B. Hansen, Chairman & President
     Auto Parts Express, LLC, Houston, Texas

Charles M. Hutchins, Vice President
     Alternative Energy, Inc., Bangor, Maine

Joseph P. Irish, President
     Waldo County Oil, Troy, Maine

Louis H. Kornreich, Esquire
     Gross, Minsky, Mogul & Singal, Bangor, Maine

Robert E. Knowles, Investor
     Unity, Maine

J. Donald Mackintosh, Investor
     Lamoine, Maine

Leonard E. Minsky, Investor
     Bangor, Maine

Frederick A. Oldenburg, Jr., M.D., President
     Penobscot Respiratory, P.A., Bangor, Maine

Lloyd D. Robinson, Investor
     Carmel, Maine

Dennis L. Shubert, M.D., Ph.D., President
     Maine Neurosurgery, P.A., Bangor, Maine

Susan B. Singer, Vice President & Comptroller
     MTL, Inc., Hermon, Maine

Harold S. Wright, Vice Chairman
     Merrill Merchants Bank, Bangor, Maine

SENIOR MANAGEMENT

Chairman
William C. Bullock, Jr.

President & Chief Executive Officer
Edwin N. Clift

Vice President, Compliance & Security
Sara E. Carr

Executive Vice President, Retail Banking
Charles W. Hart

Executive Vice President, Chief Financial Officer
Deborah A. Jordan

Executive Vice President, Commercial Banking
William P. Lucy

Senior Vice President, Trust & Investment Services
James A. MacLeod, Esquire

Senior Vice President, Marketing & Human Resources
Jane H. Madigan

Senior Vice President, Trust & Investment Services
George H. Moore, Jr.

Vice President, Systems Administration
Susan L. Rush

Senior Vice President, Mortgage Banking
Lynne A. Spooner

Senior Vice President, Operations
Reginald C. Williams, Jr.

Merrill Merchants Bancshares, Inc.

BOARD OF DIRECTORS

William C. Bullock, Jr., Chairman
     Merrill Merchants Bancshares, Inc., Bangor, Maine

Edwin N. Clift, President & Chief Executive Officer
     Merrill Merchants Bancshares, Inc., Bangor, Maine

Joseph H. Cyr, President
     John T. Cyr & Sons, Inc., Old Town, Maine

Perry B. Hansen, Chairman & President
     Auto Parts Express, LLC, Houston, Texas

Leonard E. Minsky, Investor
     Bangor, Maine

Frederick A. Oldenburg, Jr., M.D., President
     Penobscot Respiratory, P.A., Bangor, Maine

Dennis L. Shubert, M.D., Ph.D., President
     Maine Neurosurgery, P.A., Bangor, Maine

Susan B. Singer, Vice President & Comptroller
     MTL, Inc., Hermon, Maine

Harold S. Wright, Investor
     Merrill Merchants Bank, Bangor, Maine


OFFICERS

Chairman
William C. Bullock, Jr.

President & Chief Executive Officer
Edwin N. Clift

Treasurer
Deborah A. Jordan

Secretary
James A. MacLeod, Esquire

Clerk
Norman Minsky, Esquire

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
     Merrill Merchants Bancshares, Inc.
     201 Main Street
     Bangor, Maine 04401
     207-942-4800

INQUIRIES AND FINANCIAL INFORMATION

     Analysts, shareholders and other investors seeking financial information including our 1999 Annual Report on Form 10-KSB should contact Deborah Jordan, Chief Financial Officer and Manager of Investor Relations at 207-942-2494.

     News media and others seeking general information should contact Jane Madigan, Senior Vice President and Manager of Media Relations at 207-990-4075.

INTERNET

     Our internet address is WWW.MERRILLMERCHANTS.COM or via electronic mail:
INFO@MERRILLMERCHANTS.COM

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

     Shareholder inquiries regarding change of address or title should be directed to:

     Trust & Investment Services Department
     Merrill Merchants Bank
     201 Main Street
     Bangor, Maine 04401
     207-990-4070

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     Berry Dunn McNeil and Parker
     36 Pleasant Street
     Bangor, Maine 04401

ANNUAL SHAREHOLDER MEETING

     The annual meeting of shareholders will be at 5:00 p.m. on Thursday, April 27, 2000, at Pilot's Grill, 1528 Hammond Street, Bangor, Maine.

BRANCH LOCATIONS

BANGOR
     201 Main Street
     920 Stillwater Avenue
     992 Union Street

BREWER
     366 Wilson Street

HOLDEN
     Route 1A

MILFORD
     2 Main Street

NEWPORT
     Newport Plaza

ORONO
     69 Main Street

ORRINGTON
     191 River Road

PITTSFIELD
     27 Main Street