Form 10KSB, Exhibit 13
period 2000-12-31
MERRILL MERCHANTS BANCSHARES INC
filed 2001-03-28
CIK 913072

2000 ANNUAL REPORT
Merrill Merchants Bancshares, Inc.

CONTENTS

Financial Highlights                                         1
Letter to Shareholders                                       2
Management's Analysis of Operations                          5
Independent Auditors' Report                                13
Audited Financial Statements                                14
Corporate Directory                                         41
Employees                                                   43
Corporate Information                                       46

                                               SELECTED FINANCIAL HIGHLIGHTS
                                       (Dollars in Thousands, Except Per Share Data)

------------------------------------------------------------------------------------------------------------------
 FOR THE YEAR                                        2000           1999           1998           1997        1996
------------------------------------------------------------------------------------------------------------------
Net income                                    $     2,619    $     2,247    $     1,916    $     1,402    $  1,120
Net interest income                                10,026          8,885          8,032          7,155       6,443
Non-interest income                                 3,155          2,602          2,211          1,724       1,489
Non-interest expense                                8,823          7,754          6,939          6,357       5,813
------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE
-----------------------------------------------------------------------------------------------------------------
Earnings per share:
   Basic                                      $      0.98    $      0.82    $      0.89    $      0.76    $   0.60
   Diluted                                           0.87           0.72           0.72           0.66        0.54
Dividends per share                                  0.25           0.20           0.13           0.03          --
Book value per share (1)                             9.00           8.37           7.97           6.26        5.53
Dividend payout ratio                               25.52%         24.71%         15.27%          3.23%         --
------------------------------------------------------------------------------------------------------------------
KEY RATIOS
------------------------------------------------------------------------------------------------------------------
Return on average assets                             1.16%          1.11%          1.05%          0.86%       0.78%
Return on average equity (1)                        11.69          10.52          12.97          13.63       12.28
Equity to assets at year end (1)                     9.45          10.15          10.30           6.14        6.11
Non-performing assets to total assets                0.25           0.15           0.08           0.13        0.45
Net charge-offs to average loans                     0.03           0.07           0.04           0.08        0.04
------------------------------------------------------------------------------------------------------------------
AT YEAR END
------------------------------------------------------------------------------------------------------------------
Total assets                                  $   246,413    $   213,747    $   199,743    $   178,619    $158,425
Loans receivable, net (2)                         163,265        133,948        125,632        117,171     103,979
Investment securities                              59,686         61,475         55,909         45,321      41,014
Deposits                                          200,451        168,578        164,128        146,312     126,704
Borrowed funds                                     20,076         19,069         13,508         20,236      18,991
      Shareholders' equity                         23,292         21,258         20,655         10,967       9,671

(1) Excludes effect of unrealized gains or losses on securities
(2) Excludes loans held for sale

Dear Shareholders:

     Merrill Merchants Bancshares, Inc. entered the 21st century well-positioned for another successful year. Despite the challenge of increasing competition from all financial sectors, the Company achieved significant growth. Year 2000 was the eighth year of continuous growth for our Company since our start-up in 1992. Merrill Merchants has come a long way since then and we approach the future with confidence and enthusiasm.

FINANCIAL PERFORMANCE

     A strong local economy, successful business development efforts, and branch expansions in 2000 translated to 22% growth in the Company's loan portfolio and 15% growth in total assets to $246.4 million at December 31, 2000. The Company reported net income of $2.6 million for 2000, an increase of 17% over the previous year. Diluted earnings per share increased 21% to $.87 in 2000 compared to $.72 in 1999. In December 2000, the Company increased its quarterly dividend rate to $.07 per common share, representing a 17% increase.

TECHNOLOGY

     In February 2000, we completed a data processing conversion to the Jack Henry & Associates System. Overall, the conversion went smoothly, and, as anticipated, our new technology has enabled us to streamline service delivery and provide new products and additional delivery channels, including Internet banking. Customer response to Internet banking has been very positive, and we have been delighted to see 4% of our customer base currently using the product. Concurrent with the technology explosion of the new century comes a heightened awareness of our responsibility to ensure the security of our operating system and to protect the privacy of our customers. This is a responsibility we take very seriously. New policies and procedures have been implemented to safeguard our system and customer account information. Providing convenient, secure financial services to our customers is foremost in our minds.

LENDING ACTIVITIES

     Meeting the credit needs of Maine people and Maine businesses remained a priority for our Company in 2000, and loan growth was solid across all lines. Small business lending grew 23%, while the installment consumer loan portfolio grew $4.6 million or 46% from activity generated by both the finance company and the Bank. Construction lending and residential mortgage lending experienced a 21% increase over the previous year.

     For the third consecutive year the Bank was honored by the Small Business Administration (SBA) as the leading lender among community banks in the State of Maine. This is a significant accomplishment, but perhaps even more noteworthy is the fact we were the number two SBA lender among all banks in the state regardless of asset size.

     Our loan quality remains strong. Non-performing loans as a percentage of total loans were at .32% at December 31, 2000, comparing very favorably to the latest data for our national peer group of banks which were at .61%. Loan charge-offs, net of recoveries, amounted to $39,000 in 2000 compared to $94,000 in 1999.

TRUST & INVESTMENT SERVICES

     Our Trust & Investment Group experienced solid asset growth last year, not withstanding extreme market volatility. Trust assets under administration increased to $224.8 million, an increase of $35.4 million over the previous year.

     As we have mentioned in the past, quality asset selection and adequate diversification have been at the core of our investment philosophy. These principles, among others, were tested and validated during the short-term market swings last year. We remain unyielding in our belief that these principles will continue to serve the best interests of our customers and their investment objectives in the year 2001 and beyond.

     We were very pleased to welcome Jay Henderson as our new senior investment officer in November. In our view, Jay brings outstanding investment experience to our institution and customers.

COMMUNITY BUILDING

     Improving the quality of life in the communities where we work and live is a commitment we support through charitable contributions and the volunteer service of our employees. This year we were particularly pleased to assist the United Way of Eastern Maine with the launch of their "Read for Success" program. In addition to purchasing several hundred early childhood books for distribution to local schools and day care centers, the Bank is providing teams of volunteer readers on a weekly basis.

     Additionally, the Bank has supported a wide variety of social, economic, educational and cultural programs. Two of our more notable contributions are helping to enhance Bangor's Main Street and downtown area. The Maine Discovery Museum, a children's museum, is scheduled to open early this year in the former Freese's building, and the University of Maine Museum of Art will be relocating from the Orono campus to Norumbega Hall later this year.

RECOGNITION

     People are the key to success in any endeavor, and we are very fortunate to have a team of talented, dedicated individuals working for our Company. This team recognizes the importance of being customer-focused in all that we do. In our opinion this is what distinguishes us from the competition, and we're very proud to acknowledge their many successes and accomplishments, particularly related to our systems conversion.

     We would also like to acknowledge the contributions of two of our directors who will be retiring as of the Annual Meeting in April. John Bacon and J. Donald Mackintosh have both served as directors since 1992, and we will miss their wisdom, wit and guidance. We would also like to recognize and applaud the appointment of Louis H. Kornreich as the new U.S. Bankruptcy Judge in Maine. Lou served as a director of our Bank from 1999 to the time of his appointment, and we wish him every success with his new responsibilities.

LOOKING AHEAD

     For the upcoming year, we have set ambitious goals, including the implementation of aggressive business development strategies. We remain optimistic that a healthy regional economy and changes within the local financial services arena will present opportunities for growth.

     During a year of unsettled markets, we were pleased to have the price of our stock remain fairly stable. Although the price of our stock fell to $8.75 per share in a single trade on December 29, 2000, the average price of our stock during the month of December was $10.34 per share.

     As ever, Merrill Merchants remains focused on providing service excellence and increasing shareholder value. Thank you for your ongoing confidence in the future of our Company. Sincerely,

/s/ Edwin N. Clift                                   /s/ William C. Bullock, Jr.
Edwin N. Clift                                       William C. Bullock, Jr.
President and Chief Executive Officer                Chairman

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

     Management's discussion and analysis may contain forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. However, such performance involves risk and uncertainties which may cause actual results to differ materially from those expressed in forward-looking statements. For a discussion of these risks and uncertainties, see the Company's Annual Report on Form 10-KSB for the year ended December 31, 2000. The Company disclaims any obligation to publically announce future events or developments that may affect the forward-looking statements contained herein.

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

     Maine Acceptance Corporation, a finance company which opened for business in Bangor on March 1, 1999, provides indirect auto and recreational vehicle lending, as well as other types of direct loans, including personal unsecured, recreational vehicle, automobile, mobile home and home equity loans.

     The Company's goal is to sustain profitable, controlled growth by focusing on increased loan and deposit market share; managing yields on earning assets and rates on interest-bearing liabilities; increasing non-interest income; and being prepared for acquisitions and expansion opportunities within the financial services industry.

REVIEW OF FINANCIAL STATEMENTS

     The Company declared a 3% stock dividend in 2000 and a 5% stock dividend in 1999. All financial data included herein has been restated to reflect the impact of the stock dividends.

     The discussion and analysis that follows focuses on the factors affecting the Company's financial condition at December 31, 2000, and 1999 and financial results of operations during 2000 and 1999. This discussion should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report.

RESULTS OF OPERATIONS

OVERVIEW

     The Company ended 2000 with consolidated assets of $246.4 million representing growth of $32.7 million or 15%. Asset growth was attributable to strong loan demand and a branch acquisition that resulted in $2.1 million in loans and $6.5 million in deposits. The Company reported net income of $2.6 million or $.98 per basic share and $.87 per diluted share in 2000, as compared to $2.2 million or $.82 per basic share and $.72 per diluted share in 1999. This represented earnings growth of $372,000 or 17%. Return on average assets increased to 1.16% in 2000 compared to 1.11% in 1999 and return on average equity increased to 11.69% in 2000 from 10.52% in 1999.

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


Year Ended December 31,                                         2000                                   1999
                                                 -----------------------------------   ------------------------------------
                                                   Average                               Average
(In Thousands)                                     Balance    Interest   Yield/Rate      Balance     Interest  Yield/Rate
                                                 -----------------------------------   ------------------------------------
 Assets:
 Interest-earning assets:
      Loans (1)                                    $ 153,411    $ 14,708      9.59%      $ 130,720    $ 12,032       9.20%
      Investment securities (2)                       56,159       3,415      6.08%         57,127       3,129       5.48%
      Other earning assets                             1,771         111      6.27%          2,100         106       5.05%
                                                 -----------------------------------   ------------------------------------
           Total interest-earning assets             211,341      18,234      8.63%        189,947      15,267       8.04%
 Non-earning assets                                   15,064                                11,945
                                                 ------------                          ------------
 Total assets                                      $ 226,405                             $ 201,892
                                                 ============                          ============

 Liabilities and Shareholders' Equity:
 Interest-bearing liabilities:
      Savings deposits and interest-bearing
      checking                                        80,178       2,867      3.58%        $77,370       2,468       3.19%
      Certificates of deposit                         74,223       4,318      5.82%         58,757       3,163       5.38%
      Securities sold under agreement to
      repurchase                                      13,055         612      4.69%         13,299         513       3.86%
      Short-term borrowings                            2,989         188      6.29%          1,845          92       4.99%
      Long-term borrowings                             2,938         192      6.54%          1,932         123       6.37%
                                                 -----------------------------------   ------------------------------------
           Total interest-bearing liabilities        173,383       8,177      4.72%        153,203       6,359       4.15%
                                                 -----------------------------------   ------------------------------------
 Other liabilities                                    31,080
                                                                                            27,452
 Shareholders' equity                                 21,942                                21,237
                                                 ------------                          ------------
 Total liabilities and shareholders' equity        $ 226,405                             $ 201,892
                                                 ============                          ============
 Net interest income (2)                                        $ 10,057                               $ 8,908
                                                             ============                          ============
 Net interest rate spread                                                     3.91%                                  3.89%
                                                                         -----------                           ------------
 Net interest margin                                                          4.76%                                  4.69%
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



Year Ended December 31,                                  2000                          1999
                                            ----------------------------  -------------------------------
(In Thousands)                                    Increase (Decrease)          Increase (Decrease)
                                                   Due to Change in:            Due to Change in:
                                            ----------------------------  -------------------------------
                                             Volume      Rate     Total    Volume      Rate        Total
                                            --------   -------   -------  --------    -------    --------
 Interest-earning assets:
    Loans                                   $ 2,175    $   501   $ 2,676   $   807    $  (430)   $   377
    Investment securities                       (59)       345       286       480       (182)       298
    Other earning assets                        (21)        26         5        (1)        (4)        (5)
                                            -------    -------   -------   -------    -------    -------
      Total interest income                   2,095        872     2,967     1,286       (616)       670
                                            -------    -------   -------   -------    -------    -------
 Interest-bearing liabilities:
    Savings deposits and interest-bearing
    checking                                    100        299       399       274       (208)        (6)
    Certificates of deposit                     900        255     1,155        83       (156)       (73)
    Securities sold under agreement to
    repurchase                                  (11)       110        99        44        (45)        (1)
    Short-term borrowings                        72         24        96        (4)       (10)       (14)
    Long-term borrowings                         66          3        69       (77)       (24)      (101)
                                            -------    -------   -------   -------    -------    -------
      Total interest expense                  1,127        691     1,818       320       (515)      (195)
                                            -------    -------   -------   -------    -------    -------
 Change in net interest income              $   968    $   181   $ 1,149   $   966    $  (101)   $   865
                                            =======    =======   =======   =======    =======    =======

NET INTEREST INCOME

     The Company's primary source of operating income is net interest income. Net interest income on a taxable equivalent basis was $10.1 million for 2000 and $8.9 million for 1999. Net interest income is the difference between the income earned on earning assets and the interest paid on interest-bearing liabilities. Both net interest income and the net interest margin, which is net interest income expressed as a percentage of average earning assets, are affected by the volume and mix of earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

     Net interest income increased by $1.1 million or 13%, on a taxable equivalent basis in 2000 compared to 1999. This increase was due to growth in the loan portfolio and an increase in the yield on average earning assets. The Company's net interest margin increased to 4.76% for 2000 compared to 4.69% for 1999 due to the combination of earning asset yield improvement and the shift in asset mix as average loans to average assets increased to 68% in 2000 compared to 65% in 1999. The Federal Funds rate as set by the Federal Reserve averaged 6.24% in 2000 and 5.02% in 1999.

     Interest income increased to $18.2 million or 19% in 2000. The increase was driven by growth in the average earning assets of $21.4 million or 11% and an increase in the yield on average earning assets to 8.63% in 2000 from 8.04% in 1999.

     Interest expense increased to $8.2 million in 2000 from $6.4 million in 1999, representing a 29% increase. This increase was a result of growth in average interest-bearing liabilities of $20.2 million or 13% and an increase in the cost of funds to 4.72% in 2000 from 4.15% in 1999.

     Management currently anticipates that net interest income will continue to increase in 2001 due to expected growth in earning assets (primarily loans), although a decline in the net interest margin is expected due to industry-wide pricing pressure on loans and deposits and the anticipation of future reductions in the Federal Funds rate.

NON-INTEREST INCOME

     Non-interest income was $3.2 million for 2000, an increase of $553,000 or 21% over 1999. Other fee income for 2000 includes a one-time gain of $297,000 resulting from the demutualization of an insurance company for which the Bank received and subsequently sold common stock. The Company continues to experience growth in fee income categories with increases in service fees on deposit accounts of 13%, trust fees of 19% and merchant processing fees of 33%.

     Trust fees increased to $967,000 in 2000 compared to $816,000 in 1999. The market value of client assets under administration increased $35.4 million, or 19%, to $224.8 million at December 31, 2000 compared with trust assets of $189.4 million at December 31, 1999. The increase in trust assets was achieved through new business development and market value appreciation.

     Gain on the sale of mortgage loans decreased to $158,000 for 2000 compared to $221,000 for 1999 due to the decline in mortgage refinancing activity resulting from higher interest rates in 2000. The Company's portfolio of residential mortgages of $69.3 million serviced for secondary market investors increased by $3.1 million, or 5%, from December 31, 1999, to December 31, 2000.

     The generation of mortgage sale gains and trust fees is dependent on the market and economic conditions and, as a result, there can be no assurance that income levels reported in prior periods can be achieved in the future.

NON-INTEREST EXPENSE

     Non-interest expense increased $1.1 million or 14% for 2000. The increase was primarily related to the increase in salaries and employee benefits of $709,000 and the increase in other expenses of $407,000. The Company's efficiency ratio (non-interest expense divided by the sum of net interest income and fee income) improved to 66.9% for 2000 compared to 67.5% for 1999.

     Salaries and employee benefits expense totaled $4.7 million for 2000 and includes a non-recurring charge of $238,000 resulting from restructuring and amending the Company's supplemental executive retirement plan. Personnel costs in 2000 increased 12%, when excluding the one-time charge, as a result of normal annual salary increases, new staffing needs for the two new convenience store branches, the newly acquired Holden branch and additional staffing required for the data processing system conversion. In addition, other non-interest expense increased 21% for 2000 reflecting increases in delivery costs, telephone expenses, office supplies and merchant and credit card processing expenses

     Annual operating expenses are also expected to increase in future periods due to future branching and product expansion.

BALANCE SHEET REVIEW

LOANS

     The Bank offers a broad range of personal and business loan products. Total loans (which excludes loans held for sale) of $165.9 million grew $29.7 million or 22% from December 31, 1999. Activity was robust across all loan types. Commercial loan balances increased $8.7 million or 26% in 2000 and now represent 26% of the total loan portfolio compared to 25% in 1999. Real estate lending was strong in 2000 with commercial real estate loans increasing $10.1 million or 21% and residential and home construction lending increasing $5.4 million or 21%. Consumer loans ended the year at $14.6 million representing growth of $4.6 million in 2000, a 46% increase over 1999. The strong consumer loan activity was generated by new loans originated by MAC of $3.7 million and Bank generated consumer loans of $969,000.

     The average yield on loans increased to 9.59% in 2000 from 9.20% in 1999. This increase is the result of higher interest rates in 2000 (the prime rate average was 9.24% for 2000 and 8.02% for 1999). Management anticipates pressure on yields on loans due to increased competition from banks and non-traditional credit providers and lower interest rates in 2001.

INVESTMENT SECURITIES

     The investment portfolio provides liquidity, diversification and earnings to the Company. The investment portfolio represents 24% of the Company's total assets. The portfolio is comprised primarily of U.S. Treasury securities, U.S. Government agencies and collateralized mortgage obligations. Substantially all of the Company's securities are AAA or equivalently rated. Total investment securities decreased slightly in 2000 by $1.8 million to $59.7 million at December 31, 2000 due to strong loan demand. The Company changed its investment mix during 2000 by increasing its holdings in mortgage-backed securities and collateralized mortgage obligations (which currently represent 48% of the investment portfolio compared to 35% at December 31, 1999) and reducing its U.S. Treasury security holdings to 12% at December 31, 2000, compared to 24% the previous year. The average yield on the investment portfolio increased to 6.08% in 2000 compared to 5.48% in 1999 as a result of maturing investments being reinvested at higher interest rates.

CASH AND CASH EQUIVALENTS

     Total cash and cash equivalents of $11.9 million at December 31, 2000 increased by $2.7 million compared to 1999 year-end balances. The increase in cash levels of 30% was temporary and related to the timing of cash items in process of collection.

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

     Total average deposits were $183.6 million for 2000 compared to $162.2 million for 1999, an increase of $21.4 million or 13%. The higher interest rate environment resulted in a shift in the Company's deposit base from savings accounts into higher yielding money market accounts and certificates of deposit. The average balance for interest checking and money markets increased 32%, certificates of deposit increased 26% and non-interest checking balances increased 12% in 2000 compared to the average for 1999. The average balance for savings accounts declined by 13% in 2000 and at December 31, 2000, savings accounts represented 19% of the total deposits compared to 27% at December 31, 1999. At December 31, 2000, interest checking and money market accounts represent 25% of total deposits compared to 19% in 1999 and certificates of deposit as a percentage of total deposits increased to 40% in 2000 from 38% in 1999.

     Due to the higher interest rate environment, the average yield on savings deposits and interest-bearing checking balances increased to 3.58% in 2000 from 3.19% in 1999 and the average yield on certificates of deposit increased to 5.82% in 2000 from 5.38% in 1999.

     The Company's focus on quality customer service and the branch acquisition contributed to the deposit growth in 2000. The Company continues to develop consumer and commercial deposit relationships through referrals and additional contacts within its market area.

BORROWINGS AND ACCRUED EXPENSES AND OTHER LIABILITIES

     The Company's primary source of funding, other than deposits, is securities sold under agreement to repurchase. Average balances for securities sold under repurchase agreements were $13.1 million in 2000 and $13.3 million in 1999. These are collateralized by U.S. government obligations. Other short-term borrowings include federal funds purchased, Federal Home Loan Bank (FHLB) advances, commercial lines of credit, treasury tax and loan deposits and interest-bearing demand notes due to the U.S. Treasury.

     Accrued expenses and other liabilities decreased $2.2 million to $2.3 million at December 31, 2000. The decrease related to accruing for the purchase of $3.0 million of investment securities at December 31, 1999 that settled in 2000.

ASSET QUALITY

     Management seeks to maintain a high quality of assets through prudent underwriting and sound lending practices. Approximately 22% of the Company's loan portfolio is collateralized by first liens on primarily owner-occupied residential homes which have historically carried a relatively low credit risk. The Bank also maintains a commercial real estate portfolio comprised primarily of owner-occupied commercial businesses.

     The Bank participates in government guaranteed loan programs including the Small Business Administration ("SBA"), Rural Development ("RD") and the Finance Authority of Maine ("FAME"). At December 31, 2000, total loans under these programs totaled $15.0 million of which $11.2 million, or 7% of the total loan portfolio outstanding, is guaranteed by the various federal and state government entities.

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

NONPERFORMING ASSETS

     Nonperforming assets consist of non-accrual loans, other loans past due over 90 days and other real estate owned. Non-performing assets at December 31, 2000, were $574,000 compared to $316,000 at December 31, 1999. Total nonperforming assets as a percentage of total assets increased to .25% at December 31, 2000, compared to .15% at December 31, 1999.

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

PROVISION AND ALLOWANCE FOR LOAN LOSSES

     The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses. The provision for loan losses was $423,000 for 2000 and $345,000 for 1999, an increase of $78,000 or 23%. The allowance for loan losses represented 1.60% of loans outstanding at December 31, 2000, as compared to 1.67% at December 31, 1999. Net charge-offs were $39,000 during 2000 or .03% of average loans outstanding, as compared to $94,000 in 1999 or .07%. The low level of net loan charge-offs is indicative of the Company's loan quality and credit administration standards and the generally good economic environment existing in the Company's primary market area.

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

     Future provisions for loan losses depend on such factors as asset quality, net loan charge-offs, loan growth and other criteria discussed above. The appropriate level of the allowance for loan losses and the corresponding provision will continue to be determined quarterly. Management anticipates that there will be a provision for loan losses in 2001; however, the specific amount cannot be determined at this time. Changes in circumstances affecting the various factors of the Company's methodology will determine the provision amount in 2001.

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

CAPITAL

     At December 31, 2000, shareholders' equity totaled $23.3 million or 9.5% of total assets, as compared to $21.3 million or 10.0% at December 31, 1999. The increase in shareholders' equity was attributable to: net income of $2.6 million; change in unrealized gain on securities of $444,000; stock option exercises of $200,000, less net share repurchases of $539,000; and $731,000 in cash dividends.

     Capital guidelines issued by the Federal Reserve Board require the Company to maintain certain ratios. The Company's risk based capital ratios for Tier 1 and Tier 2 Capital (as defined by federal banking agency regulations) at December 31, 2000 of 13.78% and 15.21%, respectively, exceed regulatory guidelines for a "well capitalized" financial institution. The Company's Tier 1 and Tier 2 risk based capital ratios at December 31, 1999 were 15.96% and 17.44%, respectively. The Bank is also subject to federal regulatory capital requirements. At December 31, 2000, the Bank was deemed to be "well capitalized" under the applicable regulations.

     On April 28, 2000, the Board of Directors approved its second stock repurchase program authorizing the Company to repurchase up to 129,416 shares of the Company's common stock. The Company has repurchased 132,850 shares of the 255,416 shares authorized under the first and second stock repurchase programs. These shares will be repurchased into treasury for the purpose of funding the expected exercise of stock options.

IMPACT OF NEW ACCOUNTING STANDARDS

     Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities," are effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. These statements set accounting and reporting standards for derivative instruments and hedging activities. They require an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. These statements are expected to have no impact on the Company as it has not engaged in any derivative transactions.

     SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" is effective for transfers occurring after March 31, 2001. SFAS No. 140 replaces SFAS No. 125. This statement is expected to have no material impact to the Company's consolidated financial condition and results of operations.

MARKET FOR COMMON STOCK

     Market prices (as quoted by Nasdaq) and cash dividends paid, per share of the Company's common stock, by calendar quarter for the past two years are listed below. Per share data information has been adjusted to reflect the 3% and 5% stock dividend in 2000 and 1999, respectively.

                                                                2000
---------------- ------------------------ ------------------------ ------------------------ ------------------------
                     Fourth Quarter            Third Quarter           Second Quarter            First Quarter
---------------- ------------------------ ------------------------ ------------------------ ------------------------
High                              $11.19                   $11.25                   $12.13                   $10.92
Low                                 8.44                    10.00                     8.75                     6.50
Close                               8.75                    11.25                    11.25                     9.00
Dividend Paid                        .07                      .06                      .06                      .06



                                                                1999
---------------- ------------------------ ------------------------ ------------------------ ------------------------
                     Fourth Quarter            Third Quarter           Second Quarter            First Quarter
---------------- ------------------------ ------------------------ ------------------------ ------------------------
High                              $11.89                   $11.77                   $11.89                   $12.86
Low                                 8.74                    10.56                    10.19                    10.17
Close                               8.98                    11.17                    11.41                    11.17
Dividend Paid                        .06                      .05                      .05                      .05


     As of December 31, 2000, the Company had approximately 1,055 shareholders of record and 2,586,396 shares outstanding.

     There are significant regulatory limitations on the Company's ability to pay dividends depending on the dividends it receives from its subsidiary, Merrill Merchants Bank, which are subject to regulations and the Bank's continued compliance with all regulatory capital requirements and the overall health of the institution. In addition, the Company has a class of cumulative preferred stock, meaning that if dividends are not paid when declared, they will accumulate and be payable in full before any dividends are paid on common stock. See notes 15 and 18 of the notes to the consolidated financial statements for a discussion of the preferred stock and the Bank's regulatory matters, respectively.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
Merrill Merchants Bancshares, Inc.

     We have audited the accompanying consolidated statements of financial condition of Merrill Merchants Bancshares, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Merrill Merchants Bancshares, Inc. and Subsidiaries at December 31, 2000 and 1999 and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/Berry, Dunn, McNeil & Parker
BERRY DUNN MCNEIL & PARKER
Portland, Maine
January 11, 2001

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

ASSETS
                                                                                      DECEMBER 31,
                                                                                    2000         1999
                                                                                    ----         ----
Cash and due from banks                                                        $  11,796    $   9,081
Interest-bearing deposits with banks                                                  57           41
                                                                               ---------    ---------
       Total cash and cash equivalents                                            11,853        9,122
Investment securities
   Available for sale                                                             59,686       61,213
   To be held to maturity                                                           --            262
Loans held for sale                                                                  827          381
Loans receivable                                                                 165,923      136,222
   Less allowance for loan losses                                                  2,658        2,274
                                                                               ---------    ---------
       Net loans receivable                                                      163,265      133,948
Other real estate owned                                                               90           50
Properties and equipment, net                                                      3,642        3,074
Cash surrender value of life insurance                                             2,768        2,656
Deferred income tax benefit                                                          624          570
Accrued income and other assets                                                    3,658        2,471
                                                                               ---------    ---------
       Total assets                                                            $ 246,413    $ 213,747
                                                                               =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Demand deposits                                                                $  34,209    $  27,639
Savings and NOW deposits                                                          86,975       77,759
Certificates of deposit                                                           79,267       63,180
                                                                               ---------    ---------
           Total deposits                                                        200,451      168,578
Securities sold under agreements to
   repurchase (term and demand)                                                   14,168       13,791
Other borrowed funds                                                               5,908        5,278
Accrued expenses and other liabilities                                             2,294        4,542
Mandatory convertible debentures                                                     300          300
                                                                               ---------    ---------
           Total liabilities                                                     223,121      192,489
                                                                               ---------    ---------
Commitments (Notes 7, 8, 14, 18 and 19)
Shareholders' equity
   Convertible cumulative preferred stock, par value
       $1; authorized 50,000 shares, issued and outstanding
       19,566 shares                                                                  20           20
   Common stock, $1 par value; 4,000,000 shares authorized;
       shares issued 2,661,450 and outstanding 2,586,396 in 2000; and
       shares issued 2,583,986 and outstanding 2,517,739 in 1999                   2,661        2,584
   Capital surplus                                                                17,958       17,220
   Retained earnings                                                               3,436        2,618
   Accumulated other comprehensive income (loss)
       Unrealized gain (loss) on securities available for sale, net of tax
       of $4 and $(224) in 2000 and 1999, respectively                                 9         (435)
   Treasury stock, at cost - 75,054 shares in 2000 and 66,247 shares in 1999        (792)        (749)
                                                                               ---------    ---------
           Total shareholders' equity                                             23,292       21,258
                                                                               ---------    ---------
           Total liabilities and shareholders' equity                          $ 246,413    $ 213,747
                                                                               =========    =========


The accompanying notes are an integral part of these consolidated financial statements.

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME


(In Thousands, Except Number of Shares
and Per Share Data)                                     YEARS ENDED DECEMBER 31,
                                                               2000      1999
                                                               ----      ----
Interest and dividend income
   Interest and fees on loans                                  $14,708   $12,032
   Interest on investment securities                             3,271     2,826
   Dividends on investment securities                              113       280
   Interest on federal funds sold                                  111       106
                                                               -------   -------
       Total interest and dividend income                       18,203    15,244
                                                               -------   -------
Interest expense
   Interest on deposits                                          7,185     5,631
   Interest on borrowed funds                                      992       728
                                                               -------   -------
       Total interest expense                                    8,177     6,359
                                                               -------   -------
       Net interest income                                      10,026     8,885
Provision for loan losses                                          423       345
                                                               -------   -------
       Net interest income after provision for loan losses       9,603     8,540
                                                               -------   -------
Other income
   Service charges on deposit accounts                             658       583
   Other service charges and fees                                  835       689
   Trust fees                                                      967       816
   Net gain on sale of mortgage loans                              158       221
   Other                                                           537       293
                                                               -------   -------
       Total other income                                        3,155     2,602
                                                               -------   -------
Other expense
   Salaries and employee benefits                                4,665     3,956
   Occupancy expense                                               694       633
   Equipment expense                                               637       484
   Data processing                                                 493       754
   Other                                                         2,334     1,927
                                                               -------   -------
       Total other expense                                       8,823     7,754
                                                               -------   -------
Income before income taxes                                       3,935     3,388
Income tax expense                                               1,316     1,141
                                                               -------   -------
       Net income                                              $ 2,619   $ 2,247
                                                               =======   =======

Per share data
   Basic earnings per common share                             $  0.98   $  0.82
                                                               =======   =======
   Diluted earnings per common share                           $  0.87   $  0.72
                                                               =======   =======


The accompanying notes are an integral part of these consolidated financial statements.

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)
                                                                                  Unrealized
                                    Convertible                                  Gain (Loss)
                                    Cumulative                                  on Securities               Total
                                     Preferred   Common    Capital    Retained    Available   Treasury  Shareholders'
                                       Stock      Stock    Surplus    Earnings     for Sale     Stock      Equity
                                     ---------  ---------  --------   --------    --------    --------    --------
Balance at December 31, 1998         $     20   $  2,388   $ 15,527   $  2,638    $     82    $   --      $ 20,655
Net income                               --         --           --      2,247          --        --         2,247
Change in unrealized gain (loss)
   on securities available for
   sale, net of deferred income
   taxes of $(267)                       --         --         --         --          (517)       --          (517)
                                     --------   --------   --------   --------    --------    --------    --------
Total comprehensive income               --         --         --        2,247        (517)       --         1,730
Common stock options exercised,
   96,132 shares                         --           74        177       (111)       --           161         301
5% common stock dividend
   declared                              --          122      1,424     (1,546)       --          --          --
Treasury stock purchased (80,258
   shares at an average price of
$ 11.34)                                 --         --         --          --         --          (910)       (910)
Tax benefit related to exercise of
   stock options                         --         --           92       --          --          --            92
Common stock cash dividend
  declared, $.20 per share               --         --         --         (538)       --          --          (538)
Convertible cumulative preferred
   stock dividends declared, $3.68
   per share                             --         --         --          (72)       --          --           (72)
                                     --------   --------   --------   --------    --------    --------    --------

Balance at December 31, 1999         $     20   $  2,584   $ 17,220   $  2,618    $   (435)   $   (749)   $ 21,258
Net income                               --         --         --        2,619        --          --         2,619
Change in unrealized gain (loss)
   on securities available for
   sale, net of deferred income
   taxes of $228                         --         --         --         --           444        --           444
                                     --------   --------   --------   --------    --------    --------    --------
Total comprehensive income               --         --         --        2,619         444        --         3,063
Common stock options exercised,
   43,949 shares                         --         --         --         (296)       --           496         200
3% common stock dividend
   declared                              --           77        697       (775)       --          --            (1)
Treasury stock purchased (52,592
   shares at an average price of
$10.25)                                  --         --         --         --          --          (539)       (539)
Tax benefit related to exercise of
   stock options                         --         --           41       --          --          --            41
Common stock cash dividend
  declared, $.25 per share               --         --         --         (647)       --          --          (647)
Convertible cumulative preferred
   stock dividends declared, $5.02
   per share                             --         --         --          (83)       --          --           (83)
                                     --------   --------   --------   --------    --------    --------    --------

Balance at December 31, 2000         $     20   $  2,661   $ 17,958   $  3,436    $      9    $   (792)   $ 23,292
                                     ========   ========   ========   ========    ========    ========    ========


The accompanying notes are an integral part of these consolidated financial statements.

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


(IN THOUSANDS)                                                                      YEARS ENDED DECEMBER 31,
                                                                                        2000        1999
                                                                                        ----        ----
Cash flows from operating activities
   Net income                                                                       $  2,619    $  2,247
   Adjustments to reconcile net income to net
    cash provided by operating activities
      Depreciation                                                                       431         298
      Amortization                                                                       348         170
      Net amortization on investment securities                                           15         196
      Deferred income taxes                                                             (282)       (114)
      Provision for loan losses                                                          423         345
      Gain on equity securities received from
         demutualization of insurance company                                           (297)       --
      Net gain on sale of mortgage loans,
         investment securities, and property and equipment                              (119)       (158)
      Net change in:
         Loans held for sale                                                            (446)      2,494
         Deferred loan fees                                                                2          (4)
         Accrued income and other assets                                                (522)       (312)
         Accrued expenses and other liabilities                                          731         181
                                                                                    --------    --------
             Net cash provided by operating activities                                 2,903       5,343
                                                                                    --------    --------
Cash flows from investing activities
   Net loans made to customers                                                       (27,815)     (8,838)
   Acquisition of premises and equipment and computer software                        (1,147)       (726)
   Purchase of investment securities available for sale                              (35,125)    (50,136)
   Proceeds from sales and maturities of investment securities
      Sales and maturities of available for sale securities                           34,825      46,151
      Maturities of held to maturity securities                                          262         407
   Proceeds from sale of other real estate owned                                        --            49
   Proceeds from sale of premises and equipment                                           19         153
                                                                                    --------    --------
             Net cash used in investing activities                                   (28,981)    (12,940)
                                                                                    --------    --------
Cash flows from financing activities
   Net increase in demand, savings and NOW deposits                                   12,180         454
   Net increase in certificates of deposit                                            13,424       3,996
   Net increase in securities sold under
     agreement to repurchase                                                             111       2,044
   Net increase (decrease) in other borrowed funds                                       (52)      3,046
   Long term advances from the Federal Home Loan Bank                                  2,000       1,000
   Payments of long-term advances                                                     (1,318)       (229)
   Cash received in branch acquisition                                                 3,534        --
   Dividends paid on convertible cumulative preferred stock
     and common stock                                                                   (731)       (610)
   Proceeds from stock issuance                                                          200         301
   Purchase of treasury stock                                                           (539)       (910)
                                                                                    --------    --------
             Net cash provided by financing activities                                28,809       9,092
                                                                                    --------    --------
 Net  increase in cash and cash equivalents                                            2,731       1,495
Cash and cash equivalents, beginning of year                                           9,122       7,627
                                                                                    --------    --------
Cash and cash equivalents, end of year                                              $ 11,853    $  9,122
                                                                                    ========    ========

Supplemental disclosures of cash flow information
   Cash paid for interest                                                           $  7,875    $  6,342
   Transfers to other real estate owned                                                   40         177
   Income tax paid                                                                     1,493       1,327


   The accompanying notes are an integral part of these consolidated financial statements.

               MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

      (PRESENTED IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          The accounting and reporting policies conform to generally accepted accounting principles and to general practice within the banking industry. The following is a summary of the significant accounting and reporting policies.

     NATURE OF  BUSINESS

          Merrill Merchants Bancshares, Inc. (Company) is a financial holding company that owns all of the common stock of Merrill Merchants Bank (Bank) and Maine Acceptance Corporation (MAC). The Bank operates branches in Bangor (three offices), Brewer, Holden, Milford, Newport, Orono, Orrington, and Pittsfield, Maine.

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


     INVESTMENT SECURITIES

          Investment debt securities that management has the ability and intent to hold to maturity are classified as held to maturity and carried at amortized cost. Other marketable securities are classified as available for sale and are carried at fair value. Unrealized gains and losses on securities available for sale, net of income taxes, are recognized as direct increases or decreases in shareholders' equity. Market values of securities are obtained from independent market sources. Cost of securities sold is recognized using the specific identification method.

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

          Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due or the loan becomes past due 90 days or more unless the credit is well-secured and in process of collection. Upon such discontinuance, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

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

     GOODWILL AND ORGANIZATION COSTS

          Goodwill is being amortized using the straight-line method over seven and fifteen years. Prior to 1999, organization costs were amortized using the straight-line method over seven years. Upon adoption of Statement of Position No. 98-5 in January 1999, the unamortized balance of organization costs of $44 was expensed.

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

     CASH AND CASH EQUIVALENTS

     For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash and due from banks and interest-bearing deposits with banks.

     EARNINGS PER SHARE

          The basic earnings per share computation is based upon the weighted-average number of shares of stock outstanding during the period. Potential common stock is considered in the calculation of weighted-average shares outstanding for diluted earnings per share.

          The Company declared a 3% stock dividend in 2000 and a 5% stock dividend in 1999. Earnings and cash dividends per share and weighted-average shares outstanding have been retroactively restated to reflect the stock dividends.

     IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

          Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities," are effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. These statements set accounting and reporting standards for derivative instruments and hedging activities. They require an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. These statements are expected to have no impact on the Company as it has not engaged in any derivative transactions.

          SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" is effective for transfers occurring after March 31, 2001. SFAS No. 140 replaces SFAS No. 125. This statement is expected to have no material impact to the Company's consolidated financial condition and results of operations.

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

3.   INVESTMENT SECURITIES

          The carrying amounts of investment securities as shown in the consolidated statements of financial condition and their approximate fair values at December 31, 2000, and 1999 were as follows:

     SECURITIES AVAILABLE FOR SALE


                                 Amortized  Unrealized   Unrealized  Fair
                                   Cost       Gains        Losses    Value
                                 ---------  ---------    ---------  --------

DECEMBER 31, 2000
U.S. Treasury securities         $  7,021   $     12    $    (16)   $  7,017
U.S. Government agencies and
  corporations                     16,794         86         (14)     16,866
Mortgage-backed securities and
  collateralized mortgage
  obligations                      28,305        185        (108)     28,382
State and local government
  debt securities                   2,514       --          --         2,514
Certificates of deposit             3,663       --          --         3,663
Other securities                    1,376       --          (132)      1,244
                                 --------   --------    --------    --------

                                 $ 59,673   $    283    $   (270)   $ 59,686
                                 ========   ========    ========    ========


     SECURITIES AVAILABLE FOR SALE

                                   Amortized  Unrealized   Unrealized  Fair
                                     Cost       Gains        Losses    Value
                                   ---------  ---------    ---------  --------

DECEMBER 31, 1999
U.S. Treasury securities           $ 15,132   $      2    $   (129)   $ 15,005
U.S. Government agencies and
  corporations                       16,617       --          (140)     16,477
Mortgage-backed securities and
  collateralized mortgage
  obligations                        21,524       --          (323)     21,201
State and local government
  debt securities                     1,620       --          --         1,620
U.S. Government and agency money
  market funds                        2,632       --          --         2,632
Certificates of deposit               2,971       --          --         2,971
Other securities                      1,376       --           (69)      1,307
                                   --------   --------    --------    --------
                                   $ 61,872   $      2    $   (661)   $ 61,213
                                   ========   ========    ========    ========

                                     Page 21

SECURITIES HELD TO MATURITY

                                        Amortized  Unrealized  Unrealized  Fair
                                           Cost       Gains      Losses    Value
                                        ---------  ---------   ---------  --------

DECEMBER 31, 1999
Mortgage-backed securities and
  collateralized mortgage obligations     $262       $--         $ (1)      $261
                                          ====       ====        ====       ====



          At December 31, 2000, investment securities with amortized cost of $30,885 and fair value of $30,977 were pledged to secure public deposits, treasury tax and loan deposits and borrowings and for other purposes required or permitted by law.

          The amortized cost and fair value of debt securities at December 31, 2000 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


     SECURITIES AVAILABLE FOR SALE

                                                 Amortized            Fair
                                                   Cost               Value
                                                  -------           --------
     Due in one year or less                      $17,336           $17,308
     Due from one to five years                    12,315            12,406
     Due from five to ten years                     7,586             7,587
     Due after ten years                           21,059            21,141
                                                  -------           -------
                                                  $58,296           $58,442
                                                   ======            ======

                                     Page 22

          Mortgage-backed securities and collateralized mortgage obligations are allocated among the above maturity groupings based on their final maturity dates.

          During 2000 and 1999, the Company sold investment securities available for sale for total proceeds of $14,461 and $17,512, respectively. The sales resulted in gross realized gains of $46 and gross realized losses of $8 for 2000 and gross realized losses of $36 for 1999.

4.   LOANS RECEIVABLE

     The components of loans receivable were as follows:


                                                     2000              1999
                                                     ----              ----
     Commercial                                   $  42,459         $  33,711
     Commercial real estate                          59,305            49,161
     Construction                                     4,623             1,937
     Residential real estate                         26,112            23,390
     Home equity                                     18,830            18,054
     Consumer                                        14,622             9,994
     Less deferred loan fees                            (28)              (25)
                                                  ---------         ---------
          Total                                    $165,923          $136,222
                                                    =======           =======

          Impaired loans recorded in conformity with SFAS No. 114, as amended by SFAS No. 118, totaled $467 and $337 at December 31, 2000, and 1999, respectively. The total allowance for loan losses related to these loans was $173 and $130 at December 31, 2000, and 1999, respectively. The average balance of outstanding impaired loans was $403 and $440 for 2000 and 1999, respectively. Interest income recognized for cash payments on impaired loans during 2000 and 1999 was not material to the consolidated financial statements.

5.   ALLOWANCE FOR LOAN LOSSES

          An analysis of the allowance for loan losses at December 31, 2000, and 1999 is as follows:

                                                  2000              1999
                                                  ----              ----
     Balance at beginning of year                 $2,274            $2,023
     Add:      Provision for loan losses             423               345
               Recoveries of previous
                 charge-offs                          26                31
     Less:  Loans charged off                        (65)             (125)
                                                   -----            ------
     Balance at end of year                       $2,658            $2,274
                                                   =====             =====

6.   MORTGAGE SERVICING

          The Bank services residential mortgage loans sold to investors under nonrecourse agreements amounting to $69,320 and $66,248 at December 31, 2000, and 1999, respectively. Mortgage servicing rights of $314 and $352 are capitalized and recorded at their estimated fair value at December 31, 2000, and 1999, respectively and are included in other assets. Mortgage servicing rights of $132 and $172 were capitalized in 2000 and 1999, respectively and amortization of mortgage servicing rights was $170 in 2000 and $80 in 1999.

7.   PROPERTIES AND EQUIPMENT

     Properties and equipment are comprised of the following:

                                                    2000              1999
                                                    ----              ----
     Land and land improvements                   $   461           $   385
     Bank premises                                  2,228             1,760
     Furniture and equipment                        2,723             2,850
     Leasehold improvements                           254               209
                                                   ------            ------
         Total cost                                 5,666             5,204
         Less accumulated depreciation              2,024             2,130
                                                    -----             -----
         Net properties and equipment              $3,642            $3,074
                                                    =====             =====


          Certain Bank facilities and equipment are leased under various operating leases. Rental expense was approximately $259 for 2000 and $235 for 1999. Future minimum rental commitments under noncancelable leases at December 31, 2000 are:


          2001                            $250
          2002                             193
          2003                             147
          2004                             131
          2005                              41
          Thereafter                        83
                                          ----
                Total                     $845
                                           ===


8.   EMPLOYEE BENEFIT PLANS

          The Company has established a defined contribution pension plan under
     Section 401(k) of the Internal Revenue Code. Plan participants, who consist of all employees meeting minimum age and service requirements who elect to participate, are permitted to contribute a percentage of their wages to the plan on a pre-tax basis. The Company matches a portion of each employee's contribution, resulting in an expense of $76 and $70 for 2000 and 1999, respectively.

          In 1997, the Company adopted a nonqualified supplemental executive retirement plan for the benefit of key employees. The plan was restructured and amended in 2000. Life insurance policies were acquired for the purpose of serving as the primary funding source. The amount of each annual benefit is indexed to the financial performance of each insurance policy owned by the Bank over the Bank's cost of funds expense. The present value of these benefits is being expensed over the employment service period which amounted to $333 for 2000 and $92 for 1999. The cash value of these policies was $2,768 and $2,656 at December 31, 2000, and 1999, respectively.

9.   DEPOSITS

          The aggregate amount of certificates of deposit with a minimum denomination of $100 was $25,410 and $12,982 at December 31, 2000, and 1999, respectively.

     At December 31, 2000, the scheduled maturities of certificates of deposit are as follows:


          2001                            $56,508
          2002                             15,675
          2003                              6,502
          2004                                431
          2005 and thereafter                 151
                                          -------
                                          $79,267
                                          =======

10.  BORROWED FUNDS

          Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Other borrowed funds consist of Federal Home Loan Bank (FHLB) advances, commercial bank line of credit advances and treasury, tax and loan deposits. Treasury tax and loan deposits are repaid upon notification by the U.S. Treasury.

     Information concerning securities sold under agreements to repurchase is summarized as follows:

                                                            2000           1999
                                                            ----           ----
          Average balance during the year                  $13,055      $13,299
          Average interest rate during the year              4.69%        3.86%
          Average interest rate at end of the year           4.82%        4.35%
          Maximum month-end balance during the year         15,930       14,502

          The Bank is required to own stock of the FHLB in order to borrow from the FHLB. FHLB advances are collateralized by a pledge of certain mortgage loans and by a lien on the Bank's FHLB stock of $583 at December 31, 2000, which is included in investment securities available for sale in the consolidated statements of financial condition. The Company, through its banking subsidiary, has an available line of credit with the FHLB of $3.5 million.

          At December 31, 2000, the Company had used $110 of a $5 million commercial bank line of credit that expires in 2001. The floating rate note is based on the one month London Interbank Offer Rate plus 1.75% which was 8.53% at December 31, 2000.

     A summary of borrowings from the FHLB at December 31, 2000 is as follows:

          FINAL MATURITY                  INTEREST RATE                 AMOUNT
          --------------                  -------------                 ------
          April 2001                           5.81%                 $     12
          August 2002                          6.18                       116
          June 2003                            7.31                       873
          June 2005                            7.34                       929
          August 2007                          6.47                       520
                                                                       ------
                                                                       $2,450
                                                                       ======


     Maturities on FHLB borrowings are as follows:


          2001                       $  639
          2002                          657
          2003                          485
          2004                          300
          2005                          211
          Thereafter                    158
                                     ------
               Total                 $2,450
                                      =====

11.  MANDATORY CONVERTIBLE DEBENTURES

          The Company issued $300 of mandatory convertible debentures which bear interest at 1% per annum in excess of the prime rate of interest of FleetBoston (formerly the Bank of Boston N.A.). Interest is payable on March 31, June 30, September 30, and December 31 of each year until the debentures are paid in full or converted into shares of common stock. On or prior to September 30, 2002, the holders of the debentures must convert the entire principal amount into shares of common stock of Merrill Merchants Bancshares, Inc. at a conversion rate equal to $4.16 of principal amount of debentures for one share of common stock, subject to adjustment for any recapitalization of common stock, such as a split or reverse split of common stock.

          The debentures are unsecured and any payment of interest or principal will be subordinated to the timely payment of principal and interest on all existing and future obligations of the Company for borrowed money from any bank, trust company, insurance company or other financial institution engaged in the business of lending money.

12.  INCOME TAXES

     The current and deferred components of income tax expense are as follows:

                                                                    2000       1999
                                                                  -------    -------
     Current
        Federal                                                   $ 1,552    $ 1,216
        State                                                          46         39
                                                                  -------    -------

                                                                    1,598      1,255
     Deferred                                                        (282)      (114)
                                                                  -------    -------
                                                                  $ 1,316    $ 1,141
                                                                  =======    =======

     The actual tax expense differs from the expected tax expense computed by applying the applicable U.S. federal corporate income tax rate to income before income taxes as follows:

                                                                     2000       1999
                                                                     ----       ----
     Computed tax expense                                         $ 1,338    $ 1,152
     Increase (reduction) in income tax expense resulting from:
         Income from life insurance                                   (74)       (64)
         Tax exempt income                                            (59)       (45)
         State taxes, net of federal benefit                           30         26
         Other                                                         81         72
                                                                  -------    -------
                                                                  $ 1,316    $ 1,141
                                                                  =======    =======

     The tax effects of temporary differences that give rise to deferred income tax assets and liabilities are as follows:

                                                      2000                    1999
                                              -------------------    --------------------
                                              Asset     Liability    Asset      Liability
                                              -----     ---------    -----      ---------
     Allowance for loan losses                $537        $ --        $393        $ --
     Unrealized gain/loss on
         securities available for sale          --           4         224          --
     Depreciation and amortization              --          36          --          10
     Mortgage servicing rights                  --         107          --         120
     Deferred compensation                     196          --          71          --
     Other                                      38          --          12          --
                                              ----        ----        ----        ----
                                              $771        $147        $700        $130
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

13.  RELATED PARTIES

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

                                        2000       1999
                                        ----       ----
     Balance, January 1              $ 6,641    $ 4,999
     Loans made/advanced               4,471      2,842
     Repayments                       (2,472)    (1,200)
                                     -------    -------
     Balance, December 31            $ 8,640    $ 6,641
                                     =======    =======

          Commitments, as described in Note 14, to related parties which in aggregate exceed $60 totaled $3,440 and $4,360 at December 31, 2000, and 1999, respectively.

14.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

     The Bank's commitments at December 31, 2000, and 1999 are as follows:

                                             2000      1999
                                             ----      ----
     Commitments to extend credit         $ 5,704   $ 5,442
     Letters of credit                      1,685     1,420
     Unadvanced commitments
          Commercial lines of credit       23,505    20,963
          Construction lines of credit      1,808     1,598
          Home equity lines of credit      10,643     9,248
          Overdraft protection accounts     1,684     1,587
          Credit card lines                 2,910     2,554

15.  SHAREHOLDERS' EQUITY

          The Company distributed a 3% stock dividend on February 29, 2000 and a 5% stock dividend on February 26, 1999. Earnings per share for 2000 and 1999 have been restated to reflect these stock dividends.

          Holders of preferred stock are entitled to dividends equal to the total stated value of $46.00 per share multiplied by the prime rate in effect from time to time as announced by FleetBoston. The dividends payable on the preferred stock are cumulative, meaning that if dividends are not paid when declared, they will accumulate and be payable in full before any dividends are paid on common stock. However, the payment of any dividends on or the redemption of the preferred stock is subordinate to the payment of any debt by the Company. The preferred stock is non-voting.

          Each share of preferred stock is convertible into 11.06 shares of common stock, adjusted for recapitalization of the common stock (such as a split or stock dividends). After October 1, 2002, and to the extent not previously converted into common stock, the preferred stock may be re-deemed by the Company for a price equal to the sum of its stated value plus unpaid and accrued dividends. However, the preferred stock may not be called or redeemed by the Company unless approved in advance by the Federal Reserve Bank of Boston.

16.  OTHER EXPENSE

     Other expense amounts are summarized as follows for 2000 and 1999:

                                                               2000     1999
                                                               ----     ----
     Merchant processing                                     $  460   $  354
     Professional fees                                          310      368
     Printing, postage, stationery, and supplies                281      200
     Advertising and promotion                                  226      221
     Telephone                                                  168      101
     Trust expense                                              160      136
     Travel, meetings, conventions, and employee education      111      109
         Other                                                  618      438
                                                             ------   ------
              Total                                          $2,334   $1,927
                                                             ======   ======

17.  EARNINGS PER SHARE
          The following table sets forth the computation of basic and diluted earnings per share (in thousands, except for number of shares and per share data):

                                                            2000              1999
                                                            ----              ----
     Basic earnings per share
         Net income, as reported                         $     2,619    $     2,247
         Preferred stock dividends declared                      (83)           (72)
                                                         -----------    -----------
            Income available to common shareholders      $     2,536    $     2,175
                                                         ===========    ===========
         Weighted-average shares outstanding               2,592,074      2,638,057
                                                         ===========    ===========
         Basic earnings per share                        $      0.98    $      0.82
                                                         ===========    ===========

    Diluted earnings per share
         Net income, as reported                         $     2,619    $     2,247
         Interest on mandatory convertible debentures,
           net of tax                                             20             18
                                                         -----------    -----------
            Income available to common shareholders      $     2,639    $     2,265
                                                         ===========    ===========
         Weighted-average shares outstanding               2,592,074      2,638,057
         Effect of stock options, net of assumed
           treasury stock purchases                          164,610        228,307
         Effect of convertible preferred stock               216,352        216,352
         Effect of mandatory convertible debentures           72,114         72,114
                                                         -----------    -----------
            Adjusted weighted-average
              shares outstanding                           3,045,150      3,154,830
                                                         ===========    ===========
         Diluted earnings per share                      $      0.87    $      0.72
                                                         ===========    ===========

     Options to purchase 22,660 shares of common stock at $10.32 were outstanding at December 31, 2000 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common stock.

18.  REGULATORY MATTERS
          The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

          Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes as of December 31, 2000, that the Company and Bank meet all capital adequacy requirements to which they are subject.

          As of December 31, 2000, the most recent notification from the Federal Reserve Bank categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized "well capitalized," the Company and Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed this category.

          The Company's and Banks actual capital amounts and ratios are also presented in the table. No deduction was made from capital for interest-rate risk in 2000 and 1999.

                                                                                                   To be Well
                                                                      for Capital          Capitalized Under Prompt
                                                Actual             Adequacy Purposes      Corrective Action Provisions
                                                ------             -----------------      ----------------------------
                                          Amount      Ratio        Amount      Ratio        Amount         Ratio
                                          ------      -----        ------       -----      -------         -----
     As of December 31, 2000
       Total capital (to risk
         weighted assets)
         Consolidated                     $25,028      15.21%       $13,161      8.00%         N/A
         Bank                              19,183      12.10         12,687      8.00       $15,859         10.00%
       Tier I capital (to risk
         weighted assets)
         Consolidated                      22,664      13.78          6,581      4.00          N/A
         Bank                              17,194      10.84          6,343      4.00         9,515          6.00
       Tier I capital (to
         average assets)
         Consolidated                      22,664       9.50          9,540      4.00         N/A
         Bank                              17,194       7.38          6,991      3.00        11,652          5.00

     As of December 31, 1999
       Total capital (to risk
         weighted assets)
         Consolidated                     $23,389      17.44%       $10,728      8.00%         N/A
         Bank                              17,857      13.60         10,503      8.00       $13,129         10.00%
       Tier I capital (to risk
         weighted assets)
         Consolidated                      21,404      15.96          5,364      4.00          N/A
         Bank                              16,209      12.35          5,252      4.00         7,877          6.00
       Tier I capital (to
         average assets)
         Consolidated                      21,404      10.23          8,371      4.00         N/A
         Bank                              16,209       7.95          6,117      3.00        10,195          5.00

19.    STOCK OPTIONS
           Under the Employee and Director Stock Option Plan, the incentive stock option plan (ISO) for officers and employees and the nonstatutory stock option plan (Non-ISO) for directors provide for the issuance of up to 698,541 shares of common stock. The purchase price of the stock covered by each option shall be its fair market value, which must be equal to at least 100% of the book value of common stock, on the date such option is granted. Options granted through 1997 were subject to an initial vesting period which ended on December 31, 1997, after which options become exercisable until May 26, 2003. Options granted after 1997 were granted subject to an initial vesting period of one or two years, after which options become exercisable ten years from the grant date.

           The Company accounts for these options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As the exercise price of each option equals the market price of the Company's stock on the date of grant, no compensation cost has been recognized for the plan. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with the method described in SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's 2000 and 1999 net income and earnings per share would have been reduced to the pro forma amounts indicated below.

       (In thousands except for per-share data)

                                                                          Earnings Per Share
                                                                          ------------------
                                                     Net Income         Basic           Diluted
                                                     ----------         -----           -------
       2000
             As reported                               $2,619           $0.98            $0.87
             Pro forma                                  2,596            0.97             0.86
       1999
             As reported                                2,247            0.82             0.72
             Pro forma                                  2,230            0.82             0.71

           The fair value of each option is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for all grants in 2000 and 1999; dividend yield of 2.86% in 2000 and 2.59% in 1999, risk-free interest rate of 5% in 2000 and 6% in 1999, expected lives of two years, and expected volatility of 22% in 2000 and 27% in 1999.

           A summary of the status of the plan as of December 31, 2000, and 1999, and changes during the years then ended, is presented below.

                                                                 2000                                   1999
                                                   ------------------------------     -------------------------------
                                                                      Weighted                           Weighted
                                                     Number            Average          Number            Average
                                                    of Shares      Exercise Price      of Shares      Exercise Price
                                                    ---------      --------------      ---------      --------------
    Outstanding at beginning of year                 433,120            $5.28           493,131            $5.16
    Granted during the year                           35,500             8.75            27,000            10.63
    Exercised during the year                        (43,949)            4.85           (96,132)            6.38
    Forfeited during the year                        (13,388)            7.33           (13,279)            4.77
    Additional shares for which
      options are exercisable due to
      stock dividends                                 12,450               --            22,400               --
                                                    --------        ---------          --------        ---------
    Outstanding at end of year                       423,733            $5.40           433,120            $5.28
                                                     =======                           ========
    Weighted-average fair value
    of options granted during the year                                  $1.20                              $1.84

     The following information applies to options outstanding at December 31, 2000:

                                               Options Outstanding                   Options Exercisable
                                               -------------------                   -------------------
                                                    Wtd. Avg.
                                     Number         Remaining       Wtd. Avg.        Number         Wtd. Avg.
                                       of          Contractual      Exercise           of           Exercise
Range of Exercise Price              Shares           Life            Price          Shares          Price
-----------------------              ------           ----            -----          ------          ------
       $ 4.25 - $ 6.36               367,573          1.4            $ 4.79          367,573          $4.79
       $ 8.75                         33,500          9.5              8.75               --             --
       $10.32                         22,660          8.5             10.32               --             --

20.    BRANCH ACQUISITION
             On February 25, 2000, the Bank acquired a branch office in Holden, Maine from the First National Bank of Bar Harbor. The acquisition was accounted for under the purchase method of accounting for business combinations. Earnings of the acquired branch, from the date of acquisition through December 31, 2000, are included in the consolidated statement of income. The following is a summary of the transaction:

       Loans and investments acquired                                  $ 2,091
       Fixed assets                                                        566
       Goodwill                                                            338
       Deposits, repurchase agreements and accrued interest             (6,529)
                                                                       -------
       Net cash and cash equivalents received                          $(3,534)
                                                                       =======

21.    FAIR VALUE OF FINANCIAL INSTRUMENTS

           Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

       CASH AND CASH EQUIVALENTS
           The fair value of cash and due from banks and interest-bearing deposits with banks approximates their relative book values at December 31, 2000, and 1999, as these financial instruments have short maturities.

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

       BORROWED FUNDS
           The fair value of borrowed funds is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently available for borrowings of similar remaining maturities.

       ACCRUED INTEREST PAYABLE
           The fair value approximates the book value as this financial instrument has a short maturity.

       OFF-BALANCE SHEET INSTRUMENTS
           The Company's off-balance sheet instruments consist of loan commitments. Fair values for loan commitments have not been presented as the future revenue derived from such financial instruments is not significant.

       LIMITATIONS
           Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These values do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a par-ticular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

           A summary of the estimated fair values for the Company's significant financial instruments at December 31, 2000, and 1999 follows:

                                                                    Estimate of
December 31, 2000                               Carrying Value       Fair Value
-----------------                               --------------       ----------
Financial Assets
   Cash and cash equivalents                        $  11,853          $  11,853
   Investment securities                               59,686             59,686
   Loans held for sale                                    827                838
   Loans receivable, net                              163,265            163,170
   Cash surrender value of life insurance               2,768              2,768
   Accrued interest receivable                          1,441              1,441
   Capitalized mortgage servicing rights                  314                581
Financial Liabilities
   Deposits                                           200,451            200,476
   Accrued interest payable                               467                467
   Borrowed funds                                      20,376             20,408

December 31, 1999
-----------------
Financial Assets
   Cash and cash equivalents                        $   9,122         $    9,122
   Investment securities                               61,475             61,474
   Loans held for sale                                    381                381
   Loans receivable, net                              133,948            133,801
   Cash surrender value of life insurance               2,656              2,656
   Accrued interest receivable                          1,274              1,274
   Capitalized mortgage servicing rights                  352                352
Financial Liabilities
   Deposits                                           168,578            168,373
   Accrued interest payable                               165                165
   Borrowed funds                                      19,369             19,369

22.  PARENT COMPANY FINANCIAL INFORMATION
          The following is summarized financial statement information for Merrill Merchants Bancshares, Inc. as of December 31, 2000, and 1999 and for the years then ended:

                      SUMMARIZED BALANCE SHEET INFORMATION


ASSETS
                                                                         2000        1999
                                                                         ----        ----
     Cash                                                               $      9    $      7
     Investment securities (fair value of $329
         and $3,809 at December 31, 2000, and 1999,
         respectively)                                                       329       3,809
     Investment in subsidiaries                                           17,853      16,164
     Loan and interest receivable from subsidiary                          5,440       1,518
     Accrued income and other assets                                          --          18

                                    Page 38

     Deferred income tax benefit                                              90          55
                                                                        --------    --------
              Total assets                                              $ 23,721    $ 21,571
                                                                        ========    ========
     LIABILITIES AND SHAREHOLDERS' EQUITY
     Liabilities
         Accrued expenses and other liabilities                         $     19    $     13
         Note payable                                                        110          --
         Mandatory convertible debentures                                    300         300
                                                                        --------    --------
              Total liabilities                                              429         313
                                                                        --------    --------
     Shareholders' equity
         Convertible cumulative preferred stock                               20          20
         Common stock                                                      2,661       2,584
         Capital surplus                                                  17,958      17,220
         Retained earnings                                                 3,436       2,618
         Accumulated other comprehensive income (loss)
              Unrealized gain (loss) on securities available for sale          9        (435)
         Treasury stock                                                     (792)       (749)
                                                                        --------    --------
              Total shareholders' equity                                  23,292      21,258
                                                                        --------    --------
              Total liabilities and shareholders' equity                $ 23,721    $ 21,571
                                                                        ========    ========

                   SUMMARIZED STATEMENTS OF INCOME INFORMATION

                                                                          2000       1999
                                                                        -------    -------
     Dividends from bank subsidiary                                      $ 1,257    $ 1,118
     Interest income on loan from subsidiary                                 331         35
     Interest and dividend income on investments                             105        269
                                                                         -------    -------
         Total income                                                      1,693      1,422
     Interest expense on borrowed funds                                       39         27
     Operating expenses                                                       88        165
                                                                         -------    -------
         Total expenses                                                      127        192
                                                                         -------    -------
     Income before income tax expense                                      1,566      1,230
     Income tax expense                                                      101         38
                                                                         -------    -------
     Income before equity in undistributed net income (loss)
         of subsidiaries                                                   1,465      1,192
     Equity in undistributed net income (loss) of subsidiaries             1,154      1,055
                                                                         -------    -------
         Net income                                                      $ 2,619    $ 2,247
                                                                         =======    =======

               SUMMARIZED STATEMENTS OF CASH FLOWS INFORMATION
                                                                            2000       1999
                                                                         -------    -------
     Cash flows from operating activities
         Net income                                                      $ 2,619    $ 2,247
         Adjustments to reconcile net income to
           net cash provided  by operating activities
         Deferred income tax benefit                                          22         14
         Equity in undistributed net income (loss) of subsidiaries        (1,154)    (1,055)
         Decrease in accrued income and other assets                          18          4
         Increase (decrease) in accrued expenses and other liabilities         6        (22)
                                                                         -------    -------
               Net cash provided by operating activities                   1,511      1,188
                                                                         -------    -------
               Cash flows from investing activities
                   Proceeds from sales and maturities of investment
                   securities                                              5,737      6,806
                   Purchase of investment securities                      (2,314)    (5,086)
                   Advances to subsidiaries                               (3,972)    (1,683)
                                                                         -------    -------
               Net cash provided (used) by investing activities             (549)        37
                                                                         -------    -------

     Cash flows from financing activities
         Dividends paid on convertible cumulative preferred stock            (83)       (72)
         Dividends paid on common stock                                     (648)      (538)
         Proceeds from note payable                                          110         --
         Proceeds from issuance of common stock                              200        301
         Purchase of treasury shares                                        (539)      (910)
                                                                         -------    -------
               Net cash used by financing activities                        (960)    (1,219)
                                                                         -------    -------
     Net increase in cash and cash equivalents                                 2          6
     Cash and cash equivalents, beginning of year                              7          1
                                                                         -------    -------
     Cash and cash equivalents, end of year                              $     9    $     7
                                                                         =======    =======

                                    Page 40

                       Merrill Merchants Bancshares, Inc.

BOARD OF DIRECTORS

William C. Bullock, Jr., Chairman
     Merrill Merchants Bancshares, Inc., Bangor, Maine

Edwin N. Clift, President & Chief Executive Officer
     Merrill Merchants Bancshares, Inc., Bangor, Maine

John S. Bacon, President
     Bacon Printing Company, Bangor, Maine

Joseph H. Cyr, President
     John T. Cyr & Sons, Inc., Old Town, Maine

Perry B. Hansen, Chairman & Chief Executive Officer
     THE National Bank, Bettendorf, Iowa

J. Donald Mackintosh, Investor
     Northeast Harbor, Maine

Frederick A. Oldenburg, Jr., M.D., Director
     Penobscot Respiratory, P.A., Bangor, Maine

Dennis L. Shubert, M.D., Ph.D., Investor
     Bangor, Maine

Susan B. Singer, Vice President & Comptroller
     MTL, Inc., Hermon, Maine

OFFICERS                                            MAINE ACCEPTANCE CORPORATION

Chairman                                            Board of Directors
William C. Bullock, Jr.
                                                    Edwin N. Clift
President & Chief Executive Officer                 Lloyd D. Robinson
Edwin N. Clift                                      John R. Graham III

Treasurer                                           Officers
Deborah A. Jordan                                   Charles W. Hart
                                                    President
Secretary                                           Floyd W. Libby
James A. MacLeod, Esquire                           Vice President
                                                    Deborah A. Jordan
Clerk                                               Treasurer/Secretary
Louis H. Kornreich, Esquire

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

Perry B. Hansen, Chairman & Chief Executive Officer
     THE National Bank, Bettendorf, Iowa

Charles M. Hutchins, Vice President
     Alternative Energy, Inc., Bangor, Maine

Joseph P. Irish, President
     Waldo County Oil, Troy, Maine

Louis H. Kornreich, Esquire
     Gross, Minsky & Mogul, Bangor, Maine

Robert E. Knowles, Investor
     Unity, Maine

J. Donald Mackintosh, Investor
     Northeast Harbor, Maine

Frederick A. Oldenburg, Jr., M.D., Director
     Penobscot Respiratory, P.A., Bangor, Maine

Lloyd D. Robinson, Investor
     Hermon, Maine

Dennis L. Shubert, M.D., Ph.D., Investor
     Bangor, Maine

Susan B. Singer, Vice President & Comptroller
     MTL, Inc., Hermon, Maine

SENIOR MANAGEMENT

William C. Bullock, Jr.
Chairman

Edwin N. Clift
President & Chief Executive Officer

Charles W. Hart
Executive Vice President, Retail Banking

Deborah A. Jordan
Executive Vice President, Chief Financial Officer

William P. Lucy
Executive Vice President, Commercial Banking

James A. MacLeod, Esquire
Senior Vice President, Trust & Investment Services

Jane H. Madigan
Senior Vice President, Marketing & Human Resources

Lynne A. Spooner
Senior Vice President, Mortgage Banking

Reginald C. Williams, Jr.
Senior Vice President, Operations

Sara E. Carr
Vice President, Compliance & Security

Susan L. Rush
Vice President, Systems Administration

EMPLOYEES

ACCOUNTING                                 LOAN OPERATIONS
Linda G. England                           Judy M. Byram
Deborah A. Jordan*                         Judith D. Kelly
Janet L. Kochis                            Linda M. Libby
Pamela J. Mugnai                           Marni A. Singer
Lorraine M. Therrien*                      Jerina K. Warner*

ADMINISTRATION                             MORTGAGE LENDING
William C. Bullock, Jr.*                   Alison J. Bailey*
Edwin N. Clift*                            Paula I. Hatch
Stephen R. Crockett                        Lynne A. Spooner*
Marilyn M. Harlow                          Tricia T. Tibbetts
Charles W. Hart*                           Thomas A. Tilley*
Julie A. Kelly                             Danelle L. Weston
                                           Stacey J. Young
BANK OPERATIONS
Scott D. Bennett                           SYSTEMS ADMINISTRATION
Michael J. Moody                           Thomas W. Austin
Donna M. Poland                            Susan L. Rush*
Susan V. Terrillion                        Jason D. Simsay
Reginald C. Williams, Jr.*

COMMERCIAL LENDING                         TRUST & INVESTMENTS
Fred A. Brown                              Meris J. Bickford, Esquire*
Angela T. Butler*                          Jacqueline A. Bouchey*
Alyson A. Coffin                           Barbara Giovino*
Jerry C. Jarrell*                          John R. Henderson*
Jonathan S. Lander*                        James A. MacLeod, Esquire*
William P. Lucy*                           Valrie G. Smith
Lewis H. Payne*                            Marion R. Syversen
Cindy L. Rickman                           Holly A. Vetelino
                                           Ellen N. Ziobron
COMPLIANCE
Sara E. Carr*                              MAINE ACCEPTANCE CORPORATION
Mark A. Trapela                            Robert J. Gardner*
                                           Kim M. Kirchdorfer
DEPOSIT OPERATIONS                         Floyd W. Libby*
Cindy L. Allen
Clarice J. Hannan
Linda M. Lizotte
Kathleen G. Prescott*

HUMAN RESOURCES
Cynthia L. Leighton
Jane H. Madigan*

BRANCH OFFICES

Bangor, 201 Main Street                    Milford
Alena J. Bonenfant                         Angela R. Madore
Jody E. Holmes                             Kelly A. Shorey
Janet L. Lane
Jill R. MacDonald                          Newport
Priscilla A. Pullen                        Cynthia J. Brawn
Stacie A. Severance                        Marjorie J. Downing*
Betsy A. Simpson*                          Nancy M. Gudroe
Mary E. Tinto                              Melissa M. Mallory
                                           Debra L. Murray
Bangor, Stillwater Avenue
Joseph W. Arps, III                        Orono
George E. Dandaneau*                       Brent A. Folster*
Lynne M. Gray                              Gwendolyn A. King
Betsy B. Hanscom                           Darleen M. Lanphere
Heather L. Henderson                       Kathleen Spruce
Deanna L. Ouellette                        Michelle M. Thurston
Kim K. Patoka
Jason R. Wilkes                            Orrington
                                           Marla J. Billings
Bangor, Union Street                       Ronald J. Landry
Theresa M. Brooks
Jennifer C. Coutts                         Pittsfield
Jayne T. Dickey                            Nancy L. Bellfleur
Patricia L. Eldridge                       Suzanne M. Mercier
Lori A. Pardun                             Andrew C. Reed*
Marlene D. Thomas*                         Carole L. Robinson
                                           Micheline K. Ross
Brewer                                     Dianne L. Roy
Eva M. Charity
Diane Hewett                               * Officers
Bonita L. Hodgins
Linda J. Kenney
Carol L. Littlefield
John P. Thayer*
Jessica L. Welch

Holden
Gail L. Doucette
Delores D. Landry
Diane T. Pearson
Cindy F. Post

CORPORATE INFORMATION
CORPORATE HEADQUARTERS
     Merrill Merchants Bancshares, Inc.
     201 Main Street
     Bangor, Maine 04401
     207-942-4800

INQUIRIES AND FINANCIAL INFORMATION
     Analysts, shareholders and other investors seeking financial information including our 2000 Annual Report on Form 10-KSB should contact Deborah Jordan, Chief Financial Officer and Manager of Investor Relations at 207-942-2494.

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

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
     Berry Dunn McNeil and Parker
     100 Middle Street
     Portland, Maine 04104

ANNUAL SHAREHOLDER MEETING
     The annual meeting of shareholders will be at 5:00 p.m. on Thursday, April 19, 2001, at Pilot's Grill, 1528 Hammond Street, Bangor, Maine.

BRANCH LOCATIONS
Bangor                              Holden                      Orono
     201 Main Street                Route 1A                    69 Main Street
     920 Stillwater Avenue
     992 Union Street               Milford                     Orrington
                                    2 Main Street               191 River Road
Brewer
     366 Wilson Street              Newport                     Pittsfield
                                    Newport Plaza               27 Main Street