Form 10KSB, Exhibit 13
period 2003-12-31
MERRILL MERCHANTS BANCSHARES INC
filed 2004-03-26
CIK 913072

Exhibit 13

2003 ANNUAL REPORT

Merrill Merchants Bancshares, Inc.

Contents

Financial Highlights
Letter to Shareholders
Management’s Analysis of Operations
Independent Auditors’ Report
Audited Financial Statements
Corporate Directory
Employees
Corporate Information

Selected Financial Highlights

(Dollars in thousands, except per share data)

	2003	2002	2001	2000	1999
For the Year
Net income	$4,302	$3,845	$3,254	$2,619	$2,247
Net interest income	12,479	12,463	11,542	10,026	8,885
Non-interest income	5,181	3,963	3,299	3,155	2,602
Non-interest expense	10,718	10,205	9,468	8,823	7,754
Per Common Share
Basic earnings per share	$1.30	$1.28	$1.13	$0.90	$0.76
Diluted earnings per share	1.29	1.14	0.98	0.80	0.66
Dividends per share	0.48	0.39	0.29	0.23	0.19
Book value per share	9.19	8.84	9.18	8.24	7.50
Dividend payout ratio	37.16%	31.27%	25.87%	25.52%	24.71%
Key Ratios
Return on average equity	14.74%	13.93%	13.18%	11.94%	10.58%
Return on average assets	1.34	1.33	1.26	1.16	1.11
Equity to assets at year end	8.93	9.24	9.34	9.45	9.95
Non-performing assets to total assets	0.18	0.25	0.26	0.25	0.15
Net charge-offs to average loans	0.04	0.07	0.08	0.03	0.07
Efficiency ratio	60.51	62.01	63.96	66.63	67.50
At Year End
Total assets	$342,189	$307,316	$278,197	$246,413	$213,747
Loans receivable, net (1)	242,860	211,434	185,094	163,265	133,948
Investment securities	76,140	68,867	71,607	59,686	61,475
Deposits	258,848	238,857	219,309	200,451	168,578
Borrowed funds	49,260	36,932	29,792	20,076	19,069
Shareholders’ equity	30,553	28,388	25,985	23,292	21,258

(1)                                  Excludes loans held for sale

Letter to Shareholders

Dear Shareholders:

Integrity is at the core of all relationships and fundamental to the success of any enterprise. The faithful execution of our corporate mission – to be the very best community bank in the markets we serve from a customer, employee and investor perspective by achieving excellence in all that we do – is something we take very seriously. Central to that is our commitment to uphold the highest personal and business ethics standards. In the aftermath of the scandals and schemes which punctuated the national news in 2003, this is a pledge of significant importance to you, our shareholders.

FINANCIAL PERFORMANCE

The Company experienced record earnings performance in 2003 with net income increasing 12% to $4.3 million. Earnings per share on a fully diluted basis increased to $1.29 for 2003 from $1.14 in 2002. Loan growth of 15% combined with fee income growth of 31% translated to a strong return on equity of 14.74%.

Net Income Graph

1999	$2.2 million
2000	$2.6 million
2001	$3.3 million
2002	$3.8 million
2003	$4.3 million

LENDING ACTIVITIES

The professionalism of our staff and our quick loan turnaround enabled us to capture market share and generate mortgage gains of $1.8 million during a record refinance boom. According to the most recent Registry of Deeds Report for Penobscot County, we were the leading mortgage originator among all banks in that market area.

The loan portfolio is well-diversified and our lending base now includes Penobscot, Piscataquis, Hancock, Waldo, Washington and Somerset counties. Our lenders are decision-makers who understand Maine people and the Maine economy and they work directly with borrowers throughout the life of a loan, including collection, when necessary.

On the commercial side, the bank remained a leading lender in the state for the Small Business Administration (SBA), topping all Maine–based banks in total 7(a) loan type dollars at $3.4 million and 36 loans for fiscal year 2003. This financing provides customers with attractive loan products which meet their needs and present measured risk to the bank. In addition to SBA guaranteed lending, we also partner with community-based organizations in the area of affordable housing. This year we were particularly pleased to partner with Penquis Community Action Program on a Federal Home Loan Bank grant for an affordable housing project in Searsport, which is very similar to the successful Graham School Senior Housing Project on which we collaborated in 2001.

Loans Receivable Graph

1999	$133.9 million
2000	$163.3 million
2001	$185.1 million
2002	$211.4 million
2003	$242.9 million

RETAIL BANKING

High Performance Checking, the retail banking initiative we introduced in late 2002, proved its real worth in 2003, as we doubled the number of checking accounts opened year over year and benefited from additional fee income associated with the accounts. The program also generated considerable enthusiasm and spirited competition within the Company as branches vied for top honors in marketing and sales.

The expansion of our supermarket branch in Newport was completed in late summer. The additional space gained will accommodate present needs and future growth at a busy crossroads in central Maine.

Lucille Zelenkewich, vice president, joined Clarence “Chuck” Bickford, Jr., vice president, in our private banking office in Waterville in late November. This addition to staff enables us to complement existing trust and investment services with expanded consumer and commercial products. Lucille, Chuck and our bank have strong roots in the Waterville area and we hope to make solid inroads in this market.

Deposits Graph

1999	$168.6 million
2000	$200.5 million
2001	$219.3 million
2002	$238.9 million
2003	$258.9 million

TRUST AND INVESTMENT SERVICES

The Trust and Investment Services Department ended the year with $315.5 million in assets under management. The market recovery over the past year has been most welcome, and we were pleased to have our investment performance in 2003 rival that of conventional benchmarks.

Our personal service focus continues to distinguish us from other investment advisors and we are very pleased to have added many new client relationships over the past year.

Trust Assets Graph

1999	$189.5 million
2000	$224.8 million
2001	$234.8 million
2002	$237.2 million
2003	$315.5 million

COMMUNITY BUILDING

An underlying commitment to improving the quality of life in Maine, both economically and socially, is an integral part of our corporate mission. Toward that end, we have fashioned a philanthropy program which includes financial support for many state and local initiatives complemented by both leadership and hands-on community service. We are very proud of the fact that in 2003 our employees logged in excess of 10,000 volunteer service hours, including broad support for the “America’s Promise” and  “Teach Children to Save” programs sponsored by the American and Maine Bankers Associations.

After a forty year banking career, Beth Carr, vice president, has announced her intended retirement in April 2004. Beth has served as a member of our senior management team and overseen our risk management and community reinvestment activities for the past eleven years. We will miss her knowledge and experience and wish her well.

STOCK PERFORMANCE

Strong earnings led to a favorable performance in the Company’s stock. The market value of your MERB shares increased 43% in 2003 and closed the year at $21.72 per share. Since the commencement of cash dividends in 1997, we have increased the dividend rate ten times and, for the eighth consecutive year, paid a stock dividend. In 2003 our dividend payout ratio increased to 37.1% from 31.3% in 2002.

Price Per Share

At December 31, 1999	$8.98
At December 31, 2000	$8.75
At December 31, 2001	$11.30
At December 31, 2002	$15.60
At December 31, 2003	$21.72

LOOKING AHEAD

An unfinished war in Iraq and the threat of terrorism persist, but there are signs that 2004 will bring a much anticipated, albeit gradual, economic recovery. The markets are rebounding, housing and productivity are strong and employment figures are improving. Hanging in the balance is the Federal Reserve’s Federal Funds policy. Having announced its intent in December to maintain current rates for a “considerable period,” we anticipate little change prior to midyear.

Our Company is well positioned to take advantage of growth opportunities in 2004.  We look forward to increasing shareholder value and building on our past success.  Thank you for your continued confidence in us.

Sincerely,

/s/ Edwin N. Clift	/s/ William C. Bullock, Jr.

Edwin N. Clift	William C. Bullock, Jr.

President and Chief Executive Officer

Chairman

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

Management’s discussion and analysis may contain forward-looking statements that are provided to assist in the understanding of anticipated future financial performance.  However, such performance involves risk and uncertainties which may cause actual results to differ materially from those expressed in forward-looking statements.  For a discussion of these risks and uncertainties, see the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2003.  The Company disclaims any obligation to publicly announce future events or developments that may affect the forward-looking statements contained herein.

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

REVIEW OF FINANCIAL STATEMENTS

The Company declared a 3% stock dividend both in 2003 and 2002.   All financial data included herein has been restated to reflect the impact of the stock dividends.

The discussion and analysis that follows focuses on the factors affecting the Company’s financial condition at December 31, 2003, and 2002 and financial results of operations during 2003 and 2002.  This discussion should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report.

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

RESULTS OF OPERATIONS

Overview

The Company ended 2003 with consolidated assets of $342.2 million representing growth of $34.9 million or 11%.  Asset growth was attributable to strong real estate loan demand.  The Company reported net income of $4.3 million or $1.30 per basic share and $1.29 per diluted share in 2003, compared to $3.8 million or $1.28 per basic share and $1.14 per diluted share in 2002.  This represented earnings growth of $458,000 or 12%.  Return on average assets increased to 1.34% in 2003 compared to 1.33% in 2002, and return on average equity increased to 14.74% in 2003 from 13.93% in 2002.

Net Interest Income

The Company’s primary source of operating income is net interest income.  Net interest income was $12.5 million for both 2003 and 2002.  Net interest income is the difference between the income earned on earning assets and the interest paid on interest-bearing liabilities.  Both net interest income and the net interest margin, which is net interest income expressed as a percentage of average earning assets, are affected by the volume and mix of earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

Net interest income increased by $16,000 in 2003 compared to 2002.  The slight increase was due to growth in the loan portfolio which was offset by a decline in the Company’s net interest margin to 4.12% for 2003 compared to 4.61% for 2002.  The Federal Reserve reduced the Federal Funds rate thirteen times in the past three years for a total reduction of 5%.   The Federal Funds rate, as set by the Federal Reserve, averaged 1.12% in 2003 and 1.67% in 2002.

Interest income was $17.2 million in 2003, a 6% decrease from 2002.  The decrease was driven by a decline in the yield on average earning assets to 5.69% in 2003 from 6.77% in 2002 which was offset by growth in the average earning assets of $32.5 million or 12%.

Interest expense decreased to $4.7 million in 2003 from $5.8 million in 2002, representing a 19% decrease.  This decrease was a result of a decline in the cost of funds to 1.92% in 2003 from 2.64% in 2002 which was offset by growth in average interest-bearing liabilities of $24.4 million or 11%.

Management currently anticipates that net interest income will continue to increase in 2004 due to expected growth in earning assets (primarily loans), although a slight decline in the net interest margin is expected due to industry-wide pricing pressure on loans and deposits and the Federal Funds rate remaining at historically low levels (currently 1.00%).

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

	2003			2002			2001
(In Thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:
Interest-earning assets:
Loans (1)	$234,279	$15,302	6.53%	$202,377	$14,959	7.39%	$175,634	$15,731	8.96%
Investment securities	68,387	1,911	2.79%	67,790	3,347	4.94%	64,583	3,748	5.80%
Other earning assets	105	—	—	90	1	1.11%	725	23	3.17%
Total interest-earning assets	302,771	17,213	5.69%	270,257	18,307	6.77%	240,942	19,502	8.09%
Non-earning assets	17,308			17,812			16,484
Total assets	$320,079			$288,069			$257,426

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities:
Savings deposits and interest- bearing checking	$112,372	689	0.61%	$103,259	1,354	1.31%	$86,596	2,222	2.57%
Certificates of deposit	91,675	3,250	3.55%	87,393	3,653	4.18%	82,160	4,534	5.52%
Securities sold under agreement to repurchase	19,797	162	0.82%	17,096	240	1.40%	16,453	529	3.22%
Short-term borrowings	9,911	125	1.26%	3,822	65	1.70%	4,220	186	4.41%
Long-term borrowings	12,170	508	4.17%	9,933	532	5.36%	8,302	489	5.89%
Total interest-bearing liabilities	245,925	4,734	1.92%	221,503	5,844	2.64%	197,731	7,960	4.03%
Other liabilities	44,962			38,965			35,000
Shareholders’ equity	29,192			27,601			24,695
Total liabilities and shareholders’ equity	$320,079			$288,069			$257,426
Net interest income		$12,479			$12,463			$11,542
Net interest rate spread			3.77%			4.13%			4.06%
Net interest margin			4.12%			4.61%			4.79%

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

Year Ended December 31,	2003				2002
(In Thousands)	Increase (Decrease) Due to:				Increase (Decrease) Due to:
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
Interest-earning assets:
Loans	$2,358	$(1,741)	$(274)	$343	$2,395	$(2,749)	$(418)	$(772)
Investment securities	29	(1,453)	(12)	(1,436)	186	(559)	(28)	(401)
Other earning assets	—	(1)	—	(1)	(20)	(15)	13	(22)
Total interest income	2,387	(3,195)	(286)	(1,094)	2,561	(3,323)	(433)	(1,195)

Interest-bearing liabilities:
Savings deposits and interest-bearing checking	119	(721)	(63)	(665)	428	(1,086)	(210)	(868)
Certificates of deposit	179	(555)	(27)	(403)	289	(1,100)	(70)	(881)
Securities sold under agreement to repurchase	38	(100)	(16)	(78)	21	(298)	(12)	(289)
Short-term borrowings	104	(17)	(27)	60	(18)	(114)	11	(121)
Long-term borrowings	120	(117)	(27)	(24)	96	(44)	(9)	43
Total interest expense	560	(1,510)	(160)	(1,110)	816	(2,642)	(290)	(2,116)

Change in net interest income	$1,827	$(1,685)	$(126)	$16	$1,745	$(681)	$(143)	$921

Non-Interest Income

Non-interest income was $5.2 million for 2003 compared to $4.0 million for 2002.  The $1.2 million or 31% increase was driven by the increase in gain on mortgage loan sales of $1.0 million in 2003 and growth in most fee income categories.

Gain on the sale of mortgage loans increased to $1.8 million for 2003 compared to $796,000 for 2002 due to the record level mortgage refinances resulting from the favorable interest rate environment nationally.  The Company’s portfolio of residential mortgages serviced for secondary market investors at December 31, 2003 of $106.9 million increased by $11.8 million, or 12%, from December 31, 2002.

High Performance Checking, the retail banking initiative we introduced in late 2002, proved its real worth in 2003 as we doubled the number of checking accounts opened year over year and benefited from additional fee income associated with the accounts.  Overdraft fee income increased to $644,000 in 2003, a 114% increase over 2002 due to new account activity combined with a new risk based approach to the overdraft process.  In addition, ATM fees increased 23% in 2003 and merchant processing fees declined $351,000 or 85% as the result of the Company exiting this line of business.

Trust fees increased 10% to $1.2 million in 2003.  The market value of client assets under administration increased $78.4 million to $315.5 million at December 31, 2003 compared with trust assets of $237.2 million at December 31, 2002. The increase in trust assets was achieved through new business development combined with market appreciation.

The generation of mortgage sale gains and trust fees is dependent on the market and economic conditions and, as a result, there can be no assurance that income levels reported in prior periods can be achieved in the future.

Non-Interest Expense

Non-interest expense was $10.7 million for 2003 compared to $10.2 million in 2002.  The $513,000 or 5% increase was related to increases in salaries and employee benefits of $435,000, data processing costs of $68,000 and other expenses of $103,000 which were offset by a decline in occupancy and equipment costs of $93,000.  The Company’s efficiency ratio (non-interest expense divided by the sum of net interest income and other income) improved to 60.5% for 2003 compared to 62.0% for 2002.

Salaries and employee benefits expense increased 8% to $5.9 million for 2003.  The 2003 increase was a result of normal annual salary increases, additional staffing required as a result of asset growth and market expansion and a 31% increase in health insurance costs.  Data processing costs increased 12% for 2003 as a result of loan and deposit growth during the year.  Other non-interest expense increased 4% for 2003 reflecting an increase in marketing expenses of $261,000 related to the direct mail advertising campaign for High Performance Checking and an increase in loan expense of $162,000 related to the accelerated amortization of mortgage servicing rights.  Other expenses also reflects a decline in merchant processing expense of $347,000 related to the Company exiting this line of business.

Annual operating expenses are also expected to increase in future periods due to future branching, product expansion and the retail banking marketing program.

BALANCE SHEET REVIEW

Loans

The Bank offers a broad range of personal and business loan products.  Total loans (which excludes loans held for sale) of $246.5 million grew $31.8 million or 15% from December 31, 2002.  Real estate lending was strong in 2003 with residential and construction mortgages increasing 21% to $65.0 million at December 31, 2003 and home equity loans increasing 43% to $28.5 million at year- end.  Both the commercial and consumer portfolios grew at annual rate of 8%.

The average yield on loans decreased to 6.53% in 2003 from 7.39% in 2002.  This decrease is the result of lower interest rates in 2003 (the prime rate average was 4.12% for 2003 and 4.67% for 2002).  Management anticipates pressure on yields on loans due to sustained lower interest rates in 2004 and increased competition from banks and non-traditional credit providers.

Investment Securities

The investment portfolio provides liquidity, diversification and investment income to the Company.  The investment portfolio represents 22% of the Company’s total assets.  The portfolio is comprised primarily of U.S. Government agencies and collateralized mortgage obligations.  Substantially all of the Company’s securities are AAA or equivalently rated.  Total investment securities increased in 2003 by $7.3 million or 11% to $76.1 million at December 31, 2003.  Mortgage-backed securities and collateralized mortgage obligations represent 68% of the investment portfolio while U.S. Government agency securities and money market funds represent 19%.  The average yield on the investment portfolio decreased to 2.79% in 2003 compared to 4.94% in 2002 due to maturing investments being reinvested at lower interest rates and the accelerated premium amortization on collateralized mortgage obligations resulting from significant prepayments due to refinancing.

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

In 2003, total deposits increased by $20.0 million to $258.8 million, an 8% increase over 2002.  Comparing year-end balances at 2003 to 2002, checking accounts increased 17%, money market accounts grew 23% and savings accounts decreased 2%.  Certificate of deposit (CD) balances increased $1.1 million due to $5.1 million growth in brokered CD’s which was offset by a decline in retail CD’s of $4.0 million.

Due to the low interest rate environment, the average yield on savings deposits and interest-bearing checking accounts decreased to .61% in 2003 from 1.31% in 2002 and the average yield on certificates of deposit decreased to 3.55% in 2003 from 4.18% in 2002.

The Company’s focus on quality customer service contributed to the deposit growth in 2003. In addition, in October 2002 we launched a new retail banking initiative, High Performance Checking, with the goal of generating significant deposit growth and associated fee income.  The program includes seven new checking accounts, direct mail advertising, Tell-A-Friend referrals and an attractive selection of premium gifts.  The Company continues to develop consumer and commercial deposit relationships through referrals and additional contacts within its market area.

Borrowings

Borrowings supplement deposits as a source of liquidity.  Borrowed funds consist mainly of securities sold under agreement to repurchase and advances from the Federal Home Loan Bank (FHLB). Total borrowings were $49.3 million at December 31, 2003 compared to $36.9 million at December 31, 2002, an increase of $12.4 million.  Other short-term borrowings include federal funds purchased, commercial lines of credit, Treasury, tax and loan deposits and interest-bearing demand notes due to the U.S. Treasury.

ASSET QUALITY

Management seeks to maintain a high quality of assets through prudent underwriting and sound lending practices. Approximately 31% of the Company’s loan portfolio is collateralized by first liens on primarily owner-occupied residential homes which have historically carried a relatively low credit risk.  The Bank also maintains a commercial real estate portfolio comprised primarily of owner-occupied commercial businesses.

The Bank participates in government guaranteed loan programs including the Small Business Administration (“SBA”), Rural Development (“RD”) and the Finance Authority of Maine (“FAME”). At December 31, 2003, loans under these programs totaled $14.2 million of which $10.5 million, or 4% of the total loan portfolio outstanding, is guaranteed by the various federal and state government entities.

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

Nonperforming Assets

Nonperforming assets consist of non-accrual loans, other loans past due over 90 days and other real estate owned.  Total nonperforming assets as a percentage of total assets was .18% or $617,000 at December 31, 2003, compared to .25% or $766,000 at December 31, 2002.

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

 Provision and Allowance for Loan Losses

The provision for loan losses is a result of management’s periodic analysis of the adequacy of the allowance for loan losses.  The provision for loan losses was $444,000 for 2003 and $453,000 for 2002, a decrease of $9,000 or 2%.  The allowance for loan losses represented 1.48% of loans outstanding at December 31, 2003, compared to 1.53% at December 31, 2002.  Net charge-offs were $87,000 during 2003 or ..04% of average loans outstanding, compared to $144,000 in 2002 or .07%.  The portion of the allowance for loan losses allocated to commercial and commercial real estate loans increased in 2002 due to growth in the loan balances combined with an enhancement to the risk rating system.  The risk rating system was expanded from seven to eight ratings based on the changing characteristics of the loan portfolio and improved classification of loans classified as “watch”  The low level of net loan charge-offs is indicative of the Company’s loan quality and credit administration standards and the generally stable economic environment existing in the Company’s primary market area.

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

Future provisions for loan losses depend on such factors as asset quality, net loan charge-offs, loan growth and other criteria discussed above.  The appropriate level of the allowance for loan losses and the corresponding provision will continue to be determined quarterly.  Management anticipates that there will be a provision for loan losses in 2004; however, the specific amount cannot be determined at this time.  Changes in circumstances affecting the various factors of the Company’s methodology will determine the provision amount in 2004.

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

CAPITAL

At December 31, 2003, shareholders’ equity totaled $30.6 million or 8.9% of total assets, as compared to $28.4 million or 9.2% at December 31, 2002.  The net increase in shareholders’ equity was attributable to: net income of $4.3 million; stock option exercises and the related tax benefit of $852,000, less share repurchases of $1.2 million; and $1.6 million in cash dividends.

Capital guidelines issued by the Federal Reserve Board require the Company to maintain certain ratios.  The Company’s risk based capital ratios for Tier 1 and Tier 2 Capital (as defined by federal banking agency regulations) at December 31, 2003 of 12.85% and 14.10%, respectively, exceed regulatory guidelines for capital adequacy.  The Company’s Tier 1 and Tier 2 risk based capital ratios at December 31, 2002 were 13.10% and 14.35%, respectively.  The Bank is also subject to federal regulatory capital requirements.  At December 31, 2003, the Bank was deemed to be “well capitalized” under the applicable regulations.

In October 2002, both the mandatory convertible debentures and convertible cumulative preferred stock were converted to common stock.  These conversions resulted in additional capital of $300,000 and the issuance of 305,907 shares of common stock.

During 2003, the Company repurchased 75,031 shares of common stock at an average price of $16.23 and in 2002 the Company repurchased 91,949 shares of common stock at an average price of $15.32.  In October 2002, the Board of Directors approved a third stock repurchase program authorizing the Company to repurchase up to 159,493 shares of the Company’s common stock.  As of December 31, 2003, 86,538 shares had been repurchased under the third repurchase program.  Shares are being repurchased into treasury for the purpose of funding the expected exercise of stock options pursuant to the Company’s stock option plan and for other corporate purposes.

IMPACT OF NEW ACCOUNTING STANDARDS

Financial Accounting Standards Board (FASB) Interpretation Number 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34, was issued in November 2002.   The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.  This Interpretation does not have a material effect on the Company’s consolidated financial statements.

FASB’s Emerging Issues Task Force Issue No. 03-1 requires new disclosure for investment securities with unrealized losses that have not been classified as other-than-temporary.  The new disclosure requirements, which are effective for years ending after December 15, 2003, did not have a material impact on the Company’s consolidated financial statements.

MARKET FOR COMMON STOCK

Market prices (as quoted by Nasdaq) and cash dividends paid, per share of the Company’s common stock, by calendar quarter for the past two years are listed below.  Per share data information has been adjusted to reflect the 3% stock dividends in both 2003 and 2002, respectively.

2003 Quarters	Dividends Declared Per Share	Market Prices
		High	Low
Fourth	$0.13	$21.82	$18.60
Third	0.12	19.40	16.35
Second	0.12	16.30	15.25
First	0.11	16.01	14.82

2002 Quarters	Dividends Declared Per Share	Market Prices
		High	Low
Fourth	$0.11	$15.60	$15.00
Third	0.10	15.78	14.57
Second	0.10	15.67	13.83
First	0.08	14.27	10.65

As of December 31, 2003, the Company had approximately 1,050 shareholders of record and 3,323,797 shares outstanding.

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

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders

Merrill Merchants Bancshares, Inc.

We have audited the accompanying consolidated statements of financial condition of Merrill Merchants Bancshares, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Merrill Merchants Bancshares, Inc. and Subsidiaries at December  31, 2003 and 2002 and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/Berry, Dunn, McNeil & Parker
BERRY DUNN MCNEIL & PARKER
Bangor, Maine
January 9, 2004

MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(In Thousands, Except Number of Shares and per Share Data)

	DECEMBER 31,
	2003	2002
ASSETS
Cash and due from banks	$10,682	$14,210
Interest-bearing deposits with banks	64	57
Total cash and cash equivalents	10,746	14,267
Investment securities – available for sale	76,140	68,867
Loans held for sale	789	1,220
Loans receivable	246,512	214,729
Less allowance for loan losses	3,652	3,295
Net loans receivable	242,860	211,434
Other real estate owned	—	151
Properties and equipment, net	3,335	3,537
Cash surrender value of life insurance	3,729	3,591
Deferred income tax benefit	859	646
Accrued income and other assets	3,731	3,603
Total assets	$342,189	$307,316

LIABILITIES AND SHAREHOLDERS’ EQUITY
Demand deposits	$47,880	$40,951
Savings and NOW deposits	117,951	106,021
Certificates of deposit	93,017	91,885
Total deposits	258,848	238,857
Securities sold under agreements to repurchase (term and demand)	20,362	19,236
Other borrowed funds	28,898	17,696
Accrued expenses and other liabilities	3,528	3,139
Total liabilities	311,636	278,928
Commitments (Notes 7, 8, 13, 17 and 18)
Shareholders’ equity
Common stock, $1 par value; 4,000,000 shares authorized;
shares issued 3,335,293 and outstanding 3,323,797 in 2003; and
shares issued 3,194,497 and outstanding 3,116,263 in 2002	3,335	3,194
Capital surplus	21,762	20,381
Retained earnings	5,305	5,498
Accumulated other comprehensive income
Unrealized gain on securities available for sale, net of tax of $188 and $276 in 2003 and 2002, respectively	366	536
Treasury stock, at cost – 11,496 shares in 2003 and 78,234 shares in 2002	(215)	(1,221)
Total shareholders’ equity	30,553	28,388
Total liabilities and shareholders’ equity	$342,189	$307,316

The accompanying notes are an integral part of these consolidated financial statements.

MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	YEARS ENDED DECEMBER 31,
(In Thousands, Except Number of Shares and per Share Data)	2003	2002
Interest and dividend income
Interest and fees on loans	$15,302	$14,959
Interest on investment securities	1,754	3,090
Dividends on investment securities	157	257
Interest on federal funds sold	—	1
Total interest and dividend income	17,213	18,307
Interest expense
Interest on deposits	3,939	5,007
Interest on borrowed funds	795	837
Total interest expense	4,734	5,844
Net interest income	12,479	12,463

Provision for loan losses	444	453
Net interest income after provision for loan losses	12,035	12,010
Non-interest income
Service charges on deposit accounts	1,161	858
Other service charges and fees	706	944
Trust fees	1,186	1,075
Net gain on sale of mortgage loans	1,808	796
Net loss on investment securities	(51)	(30)
Other	371	320
Total other income	5,181	3,963

Non-interest expense
Salaries and employee benefits	5,887	5,452
Occupancy expense	811	825
Equipment expense	637	716
Data processing	626	558
Other	2,757	2,654

Total other expense	10,718	10,205

Income before income taxes	6,498	5,768

Income tax expense	2,196	1,923

Net income	$4,302	$3,845

Per share data
Basic earnings per common share	$1.30	$1.28
Diluted earnings per common share	$1.29	$1.14

The accompanying notes are an integral part of these consolidated financial statements.

MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Thousands, Except Number of Shares and per Share Data)

	Convertible Cumulative Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Unrealized Gain on Securities Available for Sale	Treasury Stock	Total Shareholders’ Equity
Balance at December 31, 2001	$20	$2,741	$18,794	$4,601	$600	$(771)	$25,985
Net income	—	—	—	3,845	—	—	3,845
Change in unrealized gain on securities available for sale, net of deferred income tax benefit of $18	—	—	—	—	(64)	—	(64)
Total comprehensive income	—	—	—	3,845	(64)	—	3,781
Conversion of cumulative preferred stock and mandatory convertible debentures to common stock	(20)	306	14	—	—	—	300
Common stock options exercised, 153,424 shares	—	65	185	(519)	—	959	690
3% common stock dividend declared	—	82	1,121	(1,205)	—	—	(2)
Treasury stock purchased (91,949 shares at an average price of $15.32)	—	—	—	—	—	(1,409)	(1,409)
Tax benefit related to exercise of stock options	—	—	267	—	—	—	267
Common stock cash dividend declared, $.40 per share	—	—	—	(1,192)	—	—	(1,192)
Convertible cumulative preferred stock dividends declared, $1.63 per share	—	—	—	(32)	—	—	(32)

Balance at December 31, 2002	$—	$3,194	$20,381	$5,498	$536	$(1,221)	$28,388
Net income	—	—	—	4,302	—	—	4,302
Change in unrealized gain on securities available for sale, net of deferred income tax benefit of $89	—	—	—	—	(170)	—	(170)
Total comprehensive income	—	—	—	4,302	(170)	—	4,132
Common stock options exercised, 186,142 shares	—	45	(57)	(1,458)	—	2,224	754
3% common stock dividend declared	—	96	1,340	(1,438)	—	—	(2)
Treasury stock purchased (75,031 shares at an average price of $16.23)	—	—	—	—	—	(1,218)	(1,218)
Tax benefit related to exercise of stock options	—	—	98	—	—	—	98
Common stock cash dividend declared, $.48 per share	—	—	—	(1,599)	—	—	(1,599)

Balance at December 31, 2003	$—	$3,335	$21,762	$5,305	$366	$(215)	$30,553

The accompanying notes are an integral part of these consolidated financial statements.

MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,
(In Thousands)	2003	2002
Cash flows from operating activities
Net income	$4,302	$3,845
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	457	504
Amortization	650	436
Net amortization on investment securities	979	44
Deferred income taxes	(125)	(113)
Provision for loan losses	444	453
Net gain on sale of mortgage loans, investment securities, and properties and equipment	(788)	(332)
Net change in:
Loans held for sale	431	(160)
Deferred loan fees	26	10
Accrued income and other assets	(31)	(342)
Accrued expenses and other liabilities	389	328
Net cash provided by operating activities	6,734	4,673
Cash flows from investing activities
Net loans made to customers	(31,895)	(26,944)
Acquisition of properties and equipment and computer software	(295)	(420)
Purchase of investment securities available for sale	(79,253)	(111,316)
Proceeds from sales and maturities of investment securities available for sale	70,691	113,902
Acquisition of life insurance policies	—	(535)
Proceeds from sale of other real estate owned	153	217
Net cash used in investing activities	(40,599)	(25,096)
Cash flows from financing activities
Net increase in demand, savings and NOW deposits	18,859	11,314
Net increase in certificates of deposit	1,132	8,234
Net increase in securities sold under agreements to repurchase	1,126	98
Net increase in other borrowed funds	1,881	8,138
Long-term advances from the Federal Home Loan Bank	10,000	3,746
Payments of long-term advances	(679)	(4,842)
Dividends paid on convertible cumulative preferred stock and common stock	(1,511)	(1,123)
Proceeds from stock issuance	754	690
Purchase of treasury stock	(1,218)	(1,409)
Net cash provided by financing activities	30,344	24,846
Net increase (decrease) in cash and cash equivalents	(3,521)	4,423
Cash and cash equivalents, beginning of year	14,267	9,844
Cash and cash equivalents, end of year	$10,746	$14,267

Supplemental disclosures of cash flow information
Cash paid for interest	$4,717	$5,823
Transfers to other real estate owned	—	141
Income tax paid	1,999	1,914

The accompanying notes are an integral part of these consolidated financial statements.

MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

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

The Bank is under the supervision of the Board of Governors of the Federal Reserve System and the State of Maine Bureau of Financial Institutions, and its deposits are insured by the Federal Deposit Insurance Corporation (FDIC) to the fullest extent permitted by law.

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

Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires a company to disclose certain income statement and balance sheet information by operating segment. Since the Company’s operations include only its banking and financing activities, no additional disclosures are required by the Statement.

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

Goodwill

Effective January 1, 2002, the Company discontinued amortization of goodwill in accordance with SFAS Nos. 142 and 147. Prior to 2002, goodwill was being amortized using the straight-line method over seven and fifteen years. In accordance with SFAS No. 142, goodwill is reviewed for impairment on an annual basis and if certain conditions occur.

Advertising and Promotion

Advertising and promotion costs are expensed when incurred.

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

The Company declared a 3% stock dividend in 2003 and 2002.  Earnings and cash dividends per share and weighted-average shares outstanding have been retroactively restated to reflect the stock dividends.

Stock Options

Under the Employee and Director Stock Option Plan, the incentive stock option plan (ISO) for officers and employees and the nonstatutory stock option plan (Non-ISO) for directors provide for the issuance of up to 763,314 shares of common stock.  The purchase price of the stock covered by each option shall be its fair market value, which must be equal to at least 100% of the book value of common stock, on the date such option is granted.  Options granted through 1997 were subject to an initial vesting period which ended on December 31, 1997, after which options become exercisable until May 26, 2003.  Options granted after 1997 were granted subject to an initial vesting period of one, two or three years, after which options become exercisable until ten years from the grant date.

The Company accounts for these options in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.”  As the exercise price of each option equals the market price of the Company’s stock on the date of grant, no compensation cost has been recognized for the plan.  Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with the method described in SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company’s 2003 and 2002 net income and earnings per share would have been reduced to the pro forma amounts indicated below.

			Earnings per Share
	Net Income		Basic		Diluted
(in thousands, except for per-share data)	2003	2002	2003	2002	2003	2002
Net income, as reported	$4,302	$3,845	$1.30	$1.28	$1.29	$1.14
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of deferred income taxes	(28)	(16)	(0.01)	(0.01)	—	(0.01)
Pro forma net income	$4,274	$3,829	$1.29	$1.27	$1.29	$1.13

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for all grants in 2003 and 2002: dividend yield of 2.93% in 2003 and 2.56% in 2002, risk-free interest rate of 4.4% in 2003 and 2002, expected lives of three years in 2003 and 2002, and expected volatility of 19% in 2003 and 20% in 2002.

Impact of Recently Issued Accounting Standards

Financial Accounting Standards Board (FASB) Interpretation Number 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34, was issued in November 2002.   The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end.  The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

Financial and standby letters of credit are included in the scope of FIN 45, while commercial letters of credit are not.  A guarantor of financial and standby letters of credit is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.  This Interpretation contains disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued.  This Interpretation does not have a material effect on the Company’s consolidated financial statements.

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

FASB’s Emerging Issues Task Force Issue No. 03-1 requires new disclosures for investment securities with unrealized losses that have not been classified as other-than-temporary.  Companies are required to disclose separately investments that have had continual unrealized losses for more than twelve months, and those that have had continual unrealized losses for less than twelve months.  For investments in the former category, a narrative disclosure is required that would allow financial statement users to understand the positive and negative information management considered in reaching the conclusion that the impairments are not other-than-temporary.  The new disclosure requirements, which are effective for years ending after December 15, 2003, did not have a material impact on the Company’s consolidated financial statements.

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

3.                           Investment Securities Available for Sale

The amortized cost of investment securities as shown in the consolidated statements of financial condition and their approximate fair values at December 31, 2003, and 2002 were as follows:

December 31, 2003	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Mortgage-backed securities and collateralized mortgage obligations	$51,941	$140	$(301)	$51,780
U.S. Government agencies and corporations	12,351	125	(3)	12,473
U.S. Government and agency money market funds	2,105	—	—	2,105
Certificates of deposit	2,957	—	—	2,957
State and local government debt securities	2,682	—	—	2,682
Other securities	3,550	593	—	4,143
	$75,586	$858	$(304)	$76,140

December 31, 2002	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Mortgage-backed securities and collateralized mortgage obligations	$33,134	$533	$(7)	$33,660
U.S. Government agencies and corporations	11,520	230	—	11,750
U.S. Government and agency money market funds	11,935	—	—	11,935
Certificates of deposit	4,158	—	—	4,158
State and local government debt securities	2,925	—	—	2,925
Other securities	4,382	93	(36)	4,439
	$68,054	$856	$(43)	$68,867

At December 31, 2003, gross unrealized losses on the investment portfolio totaled $304.  The unrealized losses relate to investment securities purchased in 2003.

At December 31, 2003 and 2002, investment securities with amortized cost of $53,346 and $34,081 and fair value of $53,315 and $34,652, respectively, were pledged to secure public deposits, Treasury, tax and loan deposits, securities sold under agreements to repurchase and borrowings and for other purposes required or permitted by law.

The amortized cost and fair value of debt securities at December 31, 2003 by contractual maturity are shown below.  Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value

Due in one year or less	$5,776	$5,811
Due from one to five years	13,275	13,420
Due from five to ten years	21,012	20,964
Due after ten years	29,868	29,697
	$69,931	$69,892

Mortgage-backed securities and collateralized mortgage obligations are allocated among the above maturity groupings based on their final maturity dates.

During 2003 and 2002, the Company sold investment securities available for sale for total proceeds of $26,549 and $82,055, respectively. The sales resulted in gross realized losses of $51 for 2003 and $30 for 2002.

4.                           Loans Receivable

The components of loans receivable were as follows:

	2003	2002
Commercial	$55,616	$55,024
Commercial real estate	80,212	70,247
Construction	9,669	13,379
Residential real estate	55,380	40,362
Home equity	28,496	19,889
Consumer	17,269	15,932
Less deferred loan fees	(130)	(104)
Total	$246,512	$214,729

As of December 31, 2003 and 2002, non-accrual loans were $598 and $432, respectively.  Interest foregone was $24 for 2003 and $36 for 2002.  Accruing loans which are 90 days past due or more totaled $8 and $169 at December 31, 2003 and 2002, respectively.

Impaired loans recorded in conformity with SFAS No. 114, as amended by SFAS No. 118, totaled $299 and $333 at December 31, 2003, and 2002, respectively.  The total allowance for loan losses related to these loans was $60 and $33 at December 31, 2003, and 2002, respectively. The average balance of outstanding impaired loans was $687 and $272 for 2003 and 2002, respectively.  Interest income recognized for cash payments on impaired loans during 2003 and 2002 was not material to the consolidated financial statements.

5.                           Allowance for Loan Losses

An analysis of the allowance for loan losses at December 31, 2003, and 2002 is as follows:

		2003	2002
Balance at beginning of year		$3,295	$2,986
Add:	Provision for loan losses	444	453
	Recoveries of previous charge-offs	33	45
Less: Loans charged off		(120)	(189)
Balance at end of year		$3,652	$3,295

6.                           Mortgage Servicing

The Bank services residential mortgage loans sold to investors under non-recourse agreements amounting to $106,864 and $95,095 at December 31, 2003, and 2002, respectively.  Mortgage servicing rights of $792 and $423 are capitalized and recorded at their estimated fair value at December 31, 2003, and 2002, respectively and are included in other assets.  Mortgage servicing rights of $869 and $361 were capitalized in 2003 and 2002, respectively and amortization of mortgage servicing rights was $475 in 2003 and $278 in 2002.

7.                           Properties and Equipment

Properties and equipment are comprised of the following:

	2003	2002
Land and land improvements	$559	$559
Bank premises	2,370	2,332
Furniture and equipment	3,079	2,985
Leasehold improvements	400	320
Total cost	6,408	6,196
Less accumulated depreciation	3,073	2,659
Net properties and equipment	$3,335	$3,537

Certain Bank facilities and equipment are leased under various operating leases.  Rental expense was approximately $314 for 2003 and $309 for 2002.   Future minimum rental commitments under non-cancelable leases at December 31, 2003 are:

2004	$271
2005	157
2006	140
2007	75
Total	$643

8.                           Employee Benefit Plans

The Company has established a defined contribution pension plan under Section 401(k) of the Internal Revenue Code.  Plan participants, who consist of all employees meeting minimum age and service requirements who elect to participate, are permitted to contribute a percentage of their wages to the plan on a pre-tax basis.  The Company matches a portion of each employee’s contribution, resulting in an expense of $114 and $101 for 2003 and 2002, respectively.

In 1997, the Company adopted a nonqualified supplemental executive retirement plan for the benefit of key employees.  The plan was restructured and amended in 2000.  Life insurance policies were acquired to generate income to offset the cost of the plan.  During 2002, additional life insurance policies acquired totaled $535.  The amount of each annual benefit is indexed to the financial performance of each insurance policy owned by the Bank over the Bank’s cost of funds expense. The present value of these benefits is being expensed over the employment service period which amounted to $187 for 2003 and $127 for 2002. The cash value of these policies was $3,729 and $3,591 at December 31, 2003, and 2002, respectively.

9.                           Deposits

The aggregate amount of certificates of deposit with a minimum denomination of $100 was $41,511 and $37,643 at December 31, 2003, and 2002, respectively.  Certificates of deposit included brokered deposits in the amount of $25,942 and $20,831 at December 31, 2003, and 2002, respectively.

At December 31, 2003, the scheduled maturities of certificates of deposit are as follows:

2004	$44,651
2005	17,975
2006	14,440
2007	13,359
2008	2,070
Thereafter	522
Total	$93,017

10.                     Borrowed Funds

Securities sold under agreements to repurchase generally mature within one to four days from the transaction date.  Other borrowed funds consist of Federal Home Loan Bank (FHLB) advances, commercial bank line of credit advances and Treasury, tax and loan deposits.  Treasury, tax and loan deposits are repaid upon notification by the U.S. Treasury.

Information concerning securities sold under agreements to repurchase is summarized as follows:

	2003	2002
Average balance during the year	$19,797	$17,096
Maximum month-end balance during the year	23,570	19,428
Average interest rate during the year	0.82%	1.40%
Average interest rate at end of the year	0.66%	1.07%

The Bank is required to own stock of the FHLB in order to borrow from the FHLB.  FHLB advances are collateralized by a pledge of certain mortgage loans and by a lien on the Bank’s FHLB stock of $1,689 at December 31, 2003, which is included in investment securities available for sale in the consolidated statements of financial condition.  The Company, through its banking subsidiary, has an available line of credit with the FHLB of $3,509.

At December 31, 2003, the Company had a $5,000 commercial bank line of credit that expires in 2004.  The floating rate note is based on the one month London Interbank Offer Rate (1.12% at December 31, 2003) plus 1.75%.

A summary of the borrowings from the Federal Home Loan Bank follows:

December 31, 2003

Maturity Dates	Principal Amounts	Interest Rates
2004	$2,594	1.14 – 7.34%
2005	2,590	1.14 – 7.34%
2006	5,924	1.14 – 6.47%
2007	4,528	2.31 – 6.47%
2008	738	3.38%
Thereafter	1,603	3.38%
	$17,977

December 31, 2002

Maturity Dates	Principal Amounts	Interest Rates
2003	$661	4.60 – 7.34%
2004	2,002	4.60 – 7.34%
2005	1,943	4.60 – 7.34%
2006	2,235	4.60 – 6.47%
2007	1,815	4.60 – 6.47%
	$8,656

11.                     Income Taxes

The current and deferred components of income tax expense are as follows:

	2003	2002
Current
Federal	$2,249	$1,974
State	72	62
	2,321	2,036
Deferred federal	(125)	(113)
	$2,196	$1,923

The actual tax expense differs from the expected tax expense computed by applying the applicable U.S. federal corporate income tax rate to income before income taxes as follows:

	2003	2002
Computed tax expense	$2,210	$1,961
Increase (reduction) in income tax expense resulting from:
Income from life insurance	(40)	(53)
Tax exempt income	(47)	(52)
State taxes, net of federal benefit	48	41
Other	25	26
	$2,196	$1,923

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities are as follows:

	2003		2002
	Asset	Liability	Asset	Liability
Allowance for loan losses	$1,003	$—	$852	$—
Unrealized gain on securities available for sale	—	188	—	276
Deferred compensation	302	—	241	—
Mortgage servicing rights	—	269	—	144
Depreciation and amortization	—	139	—	144
Other	150	—	117	—
	$1,455	$596	$1,210	$564

Management expects the Company will realize all deferred income tax benefits to offset the income tax liabilities arising from the reversal of taxable temporary differences and taxable income generated in future years.  Accordingly, the Company has not established a valuation allowance for deferred income tax benefits.

12.                     Related Parties

The Bank has entered into loan transactions with its directors, executive officers, significant shareholders of the Company and their affiliates (related parties).  Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal risk of collectibility or present other unfavorable features. Loans to related parties which in aggregate exceed $60 were as follows:

	2003	2002
Balance, January 1	$12,656	$8,964
Loans made/advanced	8,723	5,698
Repayments	(6,879)	(2,006)
Balance, December 31	$14,500	$12,656

Commitments, as described in Note 13, to related parties which in aggregate exceed $60 totaled $1,579 and $1,929 at December 31, 2003, and 2002, respectively.

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

The Bank’s commitments at December 31, 2003, and 2002 are as follows:

	2003	2002
Commitments to extend credit	$14,299	$21,736
Letters of credit	1,496	831
Unadvanced commitments
Commercial lines of credit	26,114	20,550
Construction lines of credit	6,125	5,512
Home equity lines of credit	16,009	13,989
Overdraft protection accounts	1,325	1,300
Credit card lines	3,294	3,191

14.                     Shareholders’ Equity

The Company distributed a 3% stock dividend in both April 2003 and 2002.  Earnings per share for 2003 and 2002 have been restated to reflect these stock dividends.

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

15.                     Other Expense

Other expense amounts are summarized as follows for 2003 and 2002:

	2003	2002
Advertising and promotion	$607	$346
Professional fees	397	459
Printing, postage, stationery, and supplies	290	266
Loan expense	266	104
ATM expense	202	159
Telephone	150	182
Travel, meetings, conventions, and employee education	145	131
Trust expense	136	137
Merchant processing	41	388
Other	523	482
Total	$2,757	$2,654

16.                     Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except for number of shares and per share data):

	2003	2002
Basic earnings per share
Net income, as reported	$4,302	$3,845
Preferred stock dividends declared	—	(32)
Income available to common shareholders	$4,302	$3,813
Weighted-average shares outstanding	3,305,701	2,989,830
Basic earnings per share	$1.30	$1.28

Diluted earnings per share
Net income, as reported	$4,302	$3,845
Interest on mandatory convertible debentures, net of tax	—	9
Income available to common shareholders	$4,302	$3,854

Weighted-average shares outstanding	3,305,701	2,989,830
Effect of stock options, net of assumed treasury stock purchases	20,413	145,233
Effect of convertible preferred stock	—	176,879
Effect of mandatory convertible debentures	—	63,277
Adjusted weighted-average shares outstanding	3,326,114	3,375,219
Diluted earnings per share	$1.29	$1.14

Options to purchase 43,363 shares of common stock at $15.34 were outstanding at December 31, 2002 but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the common stock.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the table on the next page) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined in the regulations), and of Tier I capital to average assets (as defined in the regulations).  Management believes as of December 31, 2003, that the Company and Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized “well capitalized,” the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table.  There are no conditions or events since that notification that management believes have changed this category.

The Company’s and Bank’s actual capital amounts and ratios are also presented in the table.  No deduction was made from capital for interest-rate risk in 2003 and 2002.

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2003
Total capital (to risk-weighted assets) Consolidated	$32,584	14.10%	$18,486	8.00%	N/A
Bank	28,991	12.65	18,332	8.00	$22,915	10.00%
Tier I capital (to risk-weighted assets) Consolidated	29,686	12.85	9,243	4.00	N/A
Bank	26,117	11.40	9,166	4.00	13,749	6.00
Tier I capital (to average assets) Consolidated	29,686	8.83	13,451	4.00	N/A
Bank	26,117	7.86	9,971	3.00	16,619	5.00

As of December 31, 2002
Total capital (to risk-weighted assets) Consolidated	$30,010	14.35%	$16,728	8.00%	N/A
Bank	24,419	11.80	16,552	8.00	$20,690	10.00%
Tier I capital (to risk-weighted assets) Consolidated	27,388	13.10	8,364	4.00	N/A
Bank	21,824	10.55	8,276	4.00	12,414	6.00
Tier I capital (to average assets) Consolidated	27,388	9.18	11,928	4.00	N/A
Bank	21,824	7.49	8,740	3.00	14,566	5.00

18.                     Stock Options

A summary of the status of the stock option plan (Note 1) as of December 31, 2003, and 2002, and changes during the years then ended, is presented below.

	2003		2002
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding at beginning of year	279,333	$7.32	384,682	$5.44
Granted during the year	3,000	15.50	50,000	15.53
Exercised during the year	(186,142)	5.01	(153,424)	4.81
Forfeited during the year	(26,654)	7.92	(11,886)	7.35
Additional shares for which options are exercisable due to stock dividends	5,570	—	9,961	—
Outstanding at end of year	75,107	$12.60	279,333	$7.32
Exercisable at end of year	30,028	$8.93	222,298	$5.40

Weighted-average fair value of options granted during the year		$2.13		$2.27

The following information applies to options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number of Shares	Wtd. Avg. Remaining Contractual Life	Wtd. Avg. Exercise Price	Number of Shares	Wtd. Avg. Exercise Price
$8.01 - $9.90	30,028	6.4	$8.93	30,028	$8.93
$13.27 - $15.34	45,079	8.9	15.04	—	—

19.                     Fair Value of Financial Instruments

Fair value estimates, methods and assumptions are set forth below for the Company’s financial instruments.

Cash and Cash Equivalents

The fair value of cash and due from banks and interest-bearing deposits with banks approximates their relative book values at December 31, 2003, and 2002, as these financial instruments have short maturities.

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

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.  Other significant assets and liabilities that are not considered financial instruments include property and equipment and other real estate owned.  In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant affect on fair value estimates and have not been considered in any of the estimates.

A summary of the estimated fair values for the Company’s significant financial instruments at December 31, 2003, and 2002 follows:

December 31, 2003	Carrying Value	Estimate of Fair Value
Financial Assets
Cash and cash equivalents	$10,746	$10,746
Investment securities	76,140	76,140
Loans held for sale	789	809
Loans receivable, net	242,860	243,444
Cash surrender value of life insurance	3,729	3,729
Accrued interest receivable	1,172	1,172
Capitalized mortgage servicing rights	792	994
Financial Liabilities
Deposits	258,848	260,329
Accrued interest payable	421	421
Borrowed funds	49,260	49,819

December 31, 2002	Carrying Value	Estimate of Fair Value
Financial Assets
Cash and cash equivalents	$14,267	$14,267
Investment securities	68,867	68,867
Loans held for sale	1,220	1,220
Loans receivable, net	211,434	215,101
Cash surrender value of life insurance	3,591	3,591
Accrued interest receivable	1,190	1,190
Capitalized mortgage servicing rights	423	769
Financial Liabilities
Deposits	238,857	241,170
Accrued interest payable	404	404
Borrowed funds	36,932	37,595

20.                     Parent Company Financial Information

The following is summarized financial statement information for Merrill Merchants Bancshares, Inc. as of December 31, 2003, and 2002 and for the years then ended:

SUMMARIZED BALANCE SHEET INFORMATION

	2003	2002
ASSETS
Cash	$8	$4
Investment securities at fair value	4,227	5,620
Investment in subsidiary	26,593	22,787
Deferred income tax benefit	—	113
Other assets	232	280
Total assets	$31,060	$28,804

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities
Dividend payable and accrued expenses	$468	$416
Deferred income tax liabilities	39	—
Total liabilities	507	416
Shareholders’ equity
Common stock	3,335	3,194
Capital surplus	21,762	20,381
Retained earnings	5,305	5,498
Accumulated other comprehensive income
Unrealized gain on securities available for sale	366	536
Treasury stock	(215)	(1,221)
Total shareholders’ equity	30,553	28,388
Total liabilities and shareholders’ equity	$31,060	$28,804

SUMMARIZED STATEMENTS OF INCOME INFORMATION

	2003	2002
Dividends from bank subsidiary	$—	$900
Interest income on loan from subsidiary	—	64
Interest and dividend income on investments	90	164
Total income	90	1,128

Net loss on investment securities	(51)	(30)

Interest expense on borrowed funds	—	14
Operating expenses	97	114
Total expenses	97	128

Income (loss) before income tax (benefit) expense	(58)	970
Income tax (benefit) expense	(29)	30
Income (loss) before equity in undistributed net income of subsidiaries	(29)	940
Equity in undistributed net income of subsidiaries	4,331	2,905
Net income	$4,302	$3,845

SUMMARIZED STATEMENTS OF CASH FLOWS INFORMATION

	2003	2002
Cash flows from operating activities
Net income	$4,302	$3,845
Adjustments to reconcile net income to net cash provided by operating activities
Deferred income tax benefit	85	(52)
Equity in undistributed net income of subsidiaries	(4,331)	(2,905)
Net loss on investment securities	51	30
Decrease (increase) in accrued income and other assets	10	(12)
Increase (decrease) in accrued expenses	(16)	17
Net cash provided by operating activities	101	923

Cash flows from investing activities
Proceeds from sales and maturities of investment securities	6,248	8,953
Purchase of investment securities	(4,370)	(13,654)
Net repayment from subsidiaries	—	5,569
Net cash provided by investing activities	1,878	868

Cash flows from financing activities
Dividends paid on convertible cumulative preferred stock	—	(32)
Dividends paid on common stock	(1,511)	(1,091)
Proceeds from issuance of common stock	754	690
Purchase of treasury stock	(1,218)	(1,409)
Net cash used by financing activities	(1,975)	(1,842)

Net increase (decrease) in cash and cash equivalents	4	(51)
Cash and cash equivalents, beginning of year	4	55
Cash and cash equivalents, end of year	$8	$4

Merrill Merchants Bancshares, Inc.

Board of Directors

William C. Bullock, Jr., Chairman

Merrill Merchants Bank, Bangor, Maine

Edwin N. Clift, President & CEO

Merrill Merchants Bank, Bangor, Maine

Joseph H. Cyr, President

John T. Cyr & Sons, Inc., Old Town, Maine

Perry B. Hansen, Chairman & CEO

THE National Bank, Bettendorf, Iowa

Robert E. Knowles, Investor

Unity, Maine

Frederick A. Oldenburg, Jr., M.D., Director

Penobscot Respiratory, P.A., Bangor, Maine

Lloyd D. Robinson, Investor

Hermon, Maine

Dennis L. Shubert, M.D., Ph.D., Investor

Bangor, Maine

Susan B. Singer, Investor

Bangor, Maine

Officers

William C. Bullock, Jr., Chairman

Edwin N. Clift, President & CEO

Deborah A. Jordan, Treasurer, Secretary & Clerk

Merrill Merchants Bank

Board of Directors

William C. Bullock, Jr., Chairman

Merrill Merchants Bank, Bangor, Maine

Edwin N. Clift, President & CEO

Merrill Merchants Bank, Bangor, Maine

Joseph H. Cyr, President

John T. Cyr & Sons, Inc., Old Town, Maine

John R. Graham III, President

Automatic Distributors, Bangor, Maine

Perry B. Hansen, Chairman & CEO

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

Sara E. Carr

Vice President, Risk Management

Susan L. Rush

Vice President, Systems Administration

MERRILL BANK EMPLOYEES

William W. Abbott

Cindy L. Allen

Matthew E. Arnold

Thomas W. Austin

Alison J. Bailey *

Jill E. Bean

Nancy L. Bellfleur

Scott D. Bennett

Jamie M. Bernard

Clarence E. Bickford, Jr. *

Meris J. Bickford, Esq. *

Abbee L. Bissonnette

Jacqueline A. Bouchey *

Cynthia J. Brawn

Ann M. Brewer

Theresa M. Brooks *

Fred A. Brown *

Linda J. Bryant

William C. Bullock, Jr. *

Angela T. Butler *

Farrah L. Carmichael

Sara E. Carr *

Jessica L. Carver

Eva M. Charity

Edwin N. Clift *

Barbara J. Cochran

Julie K. Cote

Michelle T. Czapiga

George E. Dandaneau *

Carla A. DeVita

Jayne T. Dickey

Marjorie J. Downing *

Melissa M. Eaton

Patricia L. Eldridge

Linda G. England *

Joanne M. Fish

Brent A. Folster *

Nathan A. Freeman

Robert J. Gardner *

Juliana H. Graham

Lynne M. Gray

Melissa L. Hamlin

Clarice J. Hannan

Betsy B. Hanscom

Charles W. Hart *

Matthew J. Harvey

Diane M. Hewett

Amelie M. Hichborn

Jody E. Holmes

Jerry C. Jarrell *

Deborah A. Jordan *

Judith D. Kelly

Gwendolyn A. King

Kim M. Kirchdorfer

Janet L. Kochis

Jonathan S. Lander *

Ronald J. Landry

Janet L. Lane

Darleen M. Lanphere

Sandra J. Leavitt

Cynthia L. Leighton *

Floyd W. Libby *

Linda M. Lizotte

William P. Lucy *

Jane H. Madigan *

Angela R. Madore

Melony R. Maynard

Eunice M. McAfee

Ellen C.H. McBride

Suzanne M. Mercier

Suzanne T. Moffatt *

Michael J. Moody

Jaime L. Moore

Pamela J. Mugnai

Debra L. Murray

Lawrence M. Napoleone *

Roland L. Narofsky

Tasha M. Neal

Deanna L. Ouellette

Lewis H. Payne *

Diane T. Pearson

Sue E. Perkins

Donna M. Poland

Kathleen G. Prescott *

Priscilla A. Pullen

Andrew C. Reed *

Cindy L. Rickman

Carole L. Robinson

Micheline K. Ross

Dianne L. Roy

Susan L. Rush *

Stephanie A. Savard

Christopher R. Sayles

Stacie A. Severance

Kim L. Shaw

Kelly A. Shorey

Alena J. Sibley

Betsy A. Simpson *

Jason D. Simsay

Lori A. Sinclair

Hope J. Smith

Jane F. Smith

Valrie G. Smith

Lynne A. Spooner *

Kathleen Spruce

Linda J. St. Louis

Ginger K. Stalls

Natalie E. Stiles

Veronica E. Sylvia

Susan V. Terrillion *

Lorraine M. Therrien *

Marlene D. Thomas *

Tricia T. Tibbetts

Thomas A. Tilley *

Joyce D. Toman

Holly A. Vetelino *

Tami E. Wagstaff

Judy M. Walls

Jerina K. Warner *

Danelle L. Weston

Jason R. Wilkes

Karen H. Willard

Reginald C. Williams, Jr. *

Rhonda A. Williams

Kathryn E. Wilson

Christopher R. Winstead

Judy L. York

Lucille D. Zelenkewich *

Ellen N. Ziobron

* Officers

CORPORATE INFORMATION

Corporate Headquarters

Merrill Merchants Bancshares, Inc.

201 Main Street

Bangor, Maine 04401

207-942-4800

www.merrillmerchants.com

BRANCH LOCATIONS

Bangor

Milford

Orrington

201 Main Street	2 Main Street	191 River Road
920 Stillwater Avenue
992 Union Street	Newport	Pittsfield
	Newport Plaza	27 Main Street

Brewer

366 Wilson Street

Orono

Waterville

	69 Main Street	58 Elm Street

Holden
Route 1A

INQUIRIES AND FINANCIAL INFORMATION

Annual Report on Form 10-KSB

The Company’s Annual Report on Form 10-KSB to be filed with the Securities and Exchange Commission is available online at the Commission’s website: www.sec.gov.  Shareholders may obtain a copy, without charge, upon written request to the address listed at left.

Stock Listing

Merrill Merchants Bancshares, Inc. is traded over the counter on the Nasdaq National Market system under the symbol MERB.

Transfer Agent

Shareholder inquiries regarding change of address or title should be directed to:

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ  07016

1-800-368-5948

Independent Certified Public Accountants

Berry Dunn McNeil and Parker

36 Pleasant Street

Bangor, Maine 04401

Annual Shareholder Meeting

The annual meeting of shareholders will be at 5:00 p.m. on Thursday, April 29, 2004, at the Bangor Conference Center, Hogan Road, Bangor, Maine.