Form 10-K, Exhibit 13
period 2004-12-31
MERRILL MERCHANTS BANCSHARES INC
filed 2005-03-10
CIK 913072

EXHIBIT 13

ANNUAL REPORT TO SHAREHOLDERS

Our roots run deep in Bangor, a city once described by Henry David Thoreau as “a star on the edge of night.” We have been proud, over the years, to be associated with many projects which have contributed to Bangor’s luster and vitality.

In 2004, we were pleased to have an opportunity to purchase one of its landmarks, the former Penobscot Theatre property located at 183 Main Street. Originally named “Memorial Parlor,” the historic building was substantially funded in memory of a member of the Wood family, owners of the Wood & Bishop Foundry, one of Bangor’s largest companies in the 1880’s. Our plan is to renovate the building, maintaining the beautiful arched ceilings and other unique architectural features of the Victorian period, and to use it as a home for our Trust and Investment Services Department and to accommodate future growth.

We have worked closely with the City on the project, which will be a significant contribution to the aesthetic improvement of the Downtown District and neighboring waterfront area. This is a win-win partnership and a signal to all of our Company’s commitment to Bangor and the future.

Selected Financial Highlights

(Dollars in thousands, except per share data)

For the Year	2004	2003	2002	2001	2000
Net income	$4,907	$4,302	$3,845	$3,254	$2,619
Net interest income	13,773	12,479	12,463	11,542	10,026
Non-interest income	5,005	5,181	3,963	3,299	3,155
Non-interest expense	11,042	10,718	10,205	9,468	8,823
Per Common Share (adjusted for 3% stock dividend in 2004)
Basic earnings per share	$1.46	$1.26	$1.24	$1.10	$0.87
Diluted earnings per share	1.44	1.26	1.11	0.95	0.77
Dividends per share	0.56	0.47	0.38	0.28	0.22
Book value per share at year end	9.38	8.92	8.59	8.92	8.00
Stock price:
High	25.65	21.18	15.32	10.52	10.77
Low	20.11	14.21	10.34	8.44	5.78
Close	21.59	21.09	14.70	10.34	7.77
Key Performance Ratios
Return on average equity	16.06%	14.74%	13.93%	13.18%	11.94%
Return on average assets	1.36	1.34	1.33	1.26	1.16
Equity to assets at year end	8.50	8.93	9.24	9.34	9.45
Non-performing assets to total assets	0.44	0.18	0.25	0.26	0.25
Net charge-offs to average loans	0.05	0.04	0.07	0.08	0.03
Efficiency ratio	59.29	60.51	62.01	63.96	66.63
Dividend payout ratio	38.32	37.16	31.27	25.87	25.52
At Year End
Total assets	$368,690	$342,189	$307,316	$278,197	$246,413
Loans	282,988	246,512	214,729	188,080	165,923
Deposits	299,782	258,848	238,857	219,309	200,451
Shareholders’ equity	31,329	30,553	28,388	25,985	23,292

Dear Shareholders:

2004 was an outstanding year for our Company. We achieved record earnings of $4.9 million representing a 14% increase over last year. This performance is attributable to strong loan and deposit growth and effective risk management in a volatile rate environment, as well as tremendous effort on the part of our employees. They are the bedrock of Merrill Merchants Bancshares, Inc. and their dedication and diligence over the past twelve years have enabled us to build a solid foundation for the future growth of our Company.

Looking to the Future

In April, a long-planned leadership transition became effective with founding board chairman, William C. Bullock, Jr., passing his gavel to Edwin N. Clift. Bill continues to provide leadership and guidance as a director of the Company and the Bank and as chairman of the trust and investment committee of the board. We are most appreciative of Bill’s central role in the start up and early years of our Company and of his ongoing interest in our day-to-day activities, most particularly the investment area, which has been one of his life-long passions. In addition to his new responsibilities as chairman, Ed continues to serve as chief executive officer of the Company.

William P. Lucy is now our president. A key member of the original management team, Bill had most recently served as executive vice president and senior loan officer for the Bank. In addition to his new duties as president, he will continue to oversee the Bank’s lending area, which, under his leadership, has experienced an average annual growth rate of 22% over the last twelve years while maintaining solid asset quality.

In September, we were very pleased to welcome Michael T. Shea as a director of the Bank. Mike is the president and chief executive officer of Webber Energy Fuels of Bangor and a twenty-eight year veteran of the petroleum industry. Mike’s business acumen, integrity and understanding of the Maine economy are very valuable to our board.

Taking the Lead

Since 1992, we have established an enviable record of financial services achievements. We are pleased to regularly rank among the top U. S. Small Business Administration (SBA) lenders in the State of Maine and to have earned their “Preferred Lender” status. We are very proud, in this current SBA fiscal year, to once again be ranked number one in SBA loans originated in Maine.

We continue to be among the leading mortgage originators in Penobscot County and this year we were pleased to see our marketing and business developments bear fruit as we took over the number two spot in deposit market share in Bangor. Construction lending, which is a niche where we have built a solid reputation among builders based on our ability to provide rapid turn around, prompt disbursements and attention to detail, was at an all time high in 2004.

That same exceptional service and a record of solid investment performance have been convincing marketing tools for our Trust and Investment Services Department, which added significantly to its client base and grew trust assets by $40.9 million in 2004. This represents 13% growth, year over year, and brings our total assets under administration to $356.4 million.

Another first in the market for our Company this past year was the introduction of Free Business Checking. We doubled our business checking account openings in 2004 and added $5.0 million in new funds as a result of this offering, which is an arm of the High Performance Checking program we first introduced to personal banking customers in 2002.

And M & M Consulting, LLC, a joint venture owned 50% by the Bank, has experienced significant growth providing internal audit, loan review and other regulatory training and consulting services to more than 55 financial institutions throughout New England.

As a result of these and other accomplishments, we are confident that our Company has a well-honed competitive edge and we are well-poised to take advantage of whatever growth opportunities arise in the future.

Stock Performance

In keeping with our commitment to return value to shareholders, the Company issued its ninth annual stock dividend in 2004. For the fourth consecutive year, the Company also increased the quarterly dividend payment twice in the same year. In 2004, dividends declared per share increased 19% to $0.56 per share. The fourth quarter dividend of $.15 per share translates to a current dividend yield of 2.78%.

Following a trend of many other community banks, trading at earnings multiples significantly above the small capitalization bank average, our stock reached an all-time market high of $25.65 in May. At year end, our stock price was at $21.59, a 2.3% increase over the closing price of $21.10 in 2003. Combining market appreciation and dividend reinvestment, our shareholders who invested in the Company in 1992 have experienced an average rate of return of 17.03% and investors in the 1998 initial public offering have experienced an average rate of return of 15.02%.

Recognition

We are very pleased to announce that Meris J. Bickford, Esq., a valued senior member of our Trust and Investment Services Department, was elected president of the Maine State Bar Association in January 2005. It is an honor for the Bank to have her serving in this distinguished capacity.

In April, we will bid adieu to Robert E. Knowles, a founding director of the Bank and a director of the Company since 2001. We will miss Bob’s business savvy and guidance and are deeply appreciative of his service on behalf of the Company.

Charles W. Hart, executive vice president, and one of the key players in the formation of our Company, retired in December after a distinguished banking career spanning four decades. Charlie had a rare talent for getting to the heart of a matter and we will miss his wit and wisdom.

Pledge of Trust

The values which have been such an integral part of our past success continue to guide us. We are firmly committed to upholding the highest ethical standards. Our reputation and the trust of our shareholders, employees and customers is something we hold sacred. You have our pledge that we have the appropriate corporate governance policies in place and that we are operating Merrill Merchants Bancshares, Inc. with both honesty and integrity.

Sincerely,

Edwin N. Clift	William P. Lucy
Chairman and Chief Executive Officer	President

Condensed Consolidated Balance Sheets

December 31,	2004	2003
(In thousands)

Assets
Cash and due from banks	$10,220	$10,746
Securities	66,099	76,140
Loans held for sale	617	789
Loans	282,988	246,512
Allowance for loan losses	(3,866)	(3,652)
Other assets	12,632	11,654
Total assets	$368,690	$342,189

Liabilities and Shareholders’ Equity
Deposits
Interest-bearing	$247,837	$210,968
Noninterest-bearing	51,945	47,880
Total deposits	299,782	258,848
Borrowings	33,524	49,260
Other liabilities	4,055	3,528
Total liabilities	337,361	311,636
Shareholders’ equity	31,329	30,553
Total liabilities and shareholders’ equity	$368,690	$342,189

Condensed Consolidated Statements of Income

Year Ended December 31,	2004	2003	2002
(In Thousands, except per share data)

Interest and dividend income	$18,708	$17,213	$18,307
Interest expense	4,935	4,734	5,844
Net interest income	13,773	12,479	12,463

Provision for loan losses	348	444	453
Net interest income after provision for loan losses	13,425	12,035	12,010

Noninterest income:
Deposit services	1,399	1,161	858
Trust and investment advisory services	1,382	1,186	1,075
Net gain on sale of mortgage loans	897	1,808	796
Net securities gains (losses)	155	(51)	(30)
Other noninterest income	1,172	1,077	1,264
	5,005	5,181	3,963

Noninterest expense:
Compensation and employee benefits	6,310	5,887	5,452
Occupancy	858	811	825
Equipment	606	637	716
Data processing	686	626	558
Advertising and marketing	578	607	346
Professional fees	375	397	459
Other noninterest expense	1,629	1,753	1,849
	11,042	10,718	10,205

Income before income tax expense	7,388	6,498	5,768
Income tax expense	2,481	2,196	1,923
Net income	$4,907	$4,302	$3,845

Weighted shares outstanding:
Basic	3,371,147	3,404,872	3,079,525
Diluted	3,399,706	3,425,897	3,476,476

Earnings per share:
Basic	$1.46	$1.26	$1.23
Diluted	$1.44	$1.26	$1.11

Financial Results

Record earnings for 2004 were driven by strong loan growth early in the year and limiting operating expenses to an overall 3% increase. We also came close, despite the challenge of historically low interest rates and a cooling off in residential refinance activity, to replacing the decline in mortgage gains through growth in all other fee income categories.

Record earnings
Earnings for 2004 increased 14% to $4.9 million, up from $4.3 million in 2003. Earnings per diluted share increased 14% to $1.44 from $1.26 in the prior year.

Loan growth
Total loans grew 15% in 2004. Real estate lending was strong with construction balances increasing 33%, home equity balances growing 20% and residential mortgages up 9%. The commercial and commercial real estate portfolio grew at a rate of 16% and consumer loans increased 8% from a year ago.

Asset quality
We continue to maintain strong asset quality with net charge-offs of $134,000 in 2004 representing 0.05% of average net loans compared to 0.04% in 2003. Nonperforming assets as a percentage of total assets were 0.44% at year-end, up from 0.18% at the close of 2003. Despite the increase in nonperforming assets to $1.6 million at year-end, only $500,000 of the balance is not guaranteed by the SBA.

Deposit growth
The direct mail marketing campaign to businesses and individuals under the High Performance Checking program combined with business development efforts has resulted in a 15% increase in checking account balances in 2004. Money market and savings accounts increased 19% while certificate of deposit balances grew 13% in 2004.

Noninterest income
Fee income declined 3% in 2004 due to the substantial drop in mortgage refinance activity which resulted in a decline in the gain on loan sales of $911,000. We experienced growth in all other fee categories with service fees on deposit accounts increasing 20%, trust fees growing 17% and gains on investment securities increasing $206,000 from a year ago.

Noninterest expense
Our efficiency ratio continued to improve decreasing to 59.3%, down from 60.5% in 2003. Operating expenses increased only 3% in 2004 as increases in salaries and employee benefits, occupancy costs, and data processing costs were offset by declines in equipment expense, merchant processing expense and mortgage servicing rights amortization.

People You Trust

Banking is a people business and one of the keys to our ongoing success has been the dedicated people who work for our Company. We are fortunate to have attracted some of Maine’s best and brightest talent over the past twelve years and it is a pleasure to have them assume increasing responsibilities within various departments and management.

They understand our mission - to be the best community bank in our market area - and they are fully engaged in accomplishing that goal, whether it’s through business development activities, streamlining operational procedures to enhance customer service or ensuring proper security measures are in place to protect the privacy of our customers.

Whatever the challenge, we want our people to have the banking knowledge and skills required to do their jobs and to feel empowered to make good decisions. Toward that end, we instituted a leadership training program this year which includes elements of outdoor adventure, public speaking and special projects. The real strength of the program for participants is that it allows them to step outside their jobs and focus on developing the communication and interpersonal skills required for effective leadership.

In February 2005, Paul Pasquine, a former Merrill Trust Company colleague, joined us as senior vice president and senior trust officer. Paul’s thirty years of financial services experience, including many years of trust, employee benefits and investment management are invaluable to our Company and we are very pleased to have his counsel and leadership in this area.

In our business it all comes down to people you trust. It’s a responsibility we take very seriously and we are fully committed to having the best banking staff in Maine.

Relationship Products

In addition to our talented staff, we offer an array of relationship products designed to meet the needs of today’s customers, both business and personal, who appreciate our personalized approach to banking but who also want to access financial services using a host of options. This year we were pleased to be one of the first banks in Maine to offer Health Savings Accounts, a product which has been very well received by those who appreciate the benefits of this account to both employees and employers as they contemplate how to help manage the increasing cost of healthcare.

Internet Banking
Online banking service is available for both business and personal customers who prefer to conduct day-to-day transactions from the convenience of their home or office. For businesses this includes wire transfers and ACH originations in addition to regular funds transfers, stop payments, transaction download capability and bill payment.

Business Banking
All of our lending decisions are made promptly by Maine people who understand the local economy and have the flexibility to customize products to meet individual business needs. Our complete line of products includes Free Business Checking, money market and savings accounts as well as an array of commercial lending services such as lines of credit, letters of credit, commercial mortgages, and guaranteed loans as well as a full range of corporate services including overnight investment accounts, credit sweep accounts, account reconciliation, zero balance accounts, ACH origination and international services.

Personal Banking
Our personal deposit services include seven checking accounts, including Totally Free Checking as well as statement and passbook savings accounts, plus both regular and Individual Retirement Account (IRA) money markets and certificates of deposit. Our consumer loan products include mortgage loans, home equity loans, auto loans, credit cards and other secured and non-secured loans.

Trust & Investment Services
Our professional staff brings a broad base of knowledge and experience, including legal, employee benefit and investment expertise, to their responsibilities and we are pleased to include among our services: investment management accounts and services, custody of assets, personal trusts, retirement plans, estate and tax planning assistance and estate settlement services.

Merrill Financial Services
 A division of the Bank, Merrill Financial Services was established to provide clients with a full range of financial planning options including investment and insurance strategies. Through a partnership with UVEST Financial Services, clients have access to customized investment and insurance options targeted to achieve specific investment goals. Among the options available are financial needs analysis, mutual funds, annuities, life insurance and more.

Maine Acceptance Corporation
Maine Acceptance Corporation, a division of the Bank, focuses on indirect lending to several Maine auto and recreational vehicle dealers as well as direct lending to individuals, including personal unsecured, recreational vehicle, automobile, mobile home and home equity loans.

ATM Network
The Bank has a network of fifteen ATMs located at its banking offices and other locations and provides statewide surcharge-free ATM access through its participation in the Maine Cash Access network of more than 170 ATMs located throughout the state of Maine.

Building Our Communities
Community outreach is a part of our daily life at the Bank. Our presence in the Central Maine area covers a broad geographic base centered in Bangor and extending south along I-95, including the communities of Newport, Pittsfield and Waterville.

Volunteerism
Our employees play a very active role in these communities, serving in leadership roles for various organizations such as United Way of Eastern Maine, Husson College, Waterville Osteopathic Hospital, Bangor Historical Society, St. Joseph Healthcare, Abnaki Girl Scout Council, Bangor Humane Society, Ronald McDonald House, and the University of Maine to name but a few. Others are involved as advisors, coaches, and soup kitchen volunteers. The Bank’s total employee volunteer time in 2004 amounted to more than 10,000 hours, or the equivalent of five full-time employees.

This year several of our employees were honored with prestigious awards for their individual efforts. Ed Clift received the “Spirit of Volunteerism Award” from the Department of Defense in recognition of his service as Chairman of the Maine Committee for ESGR (Employer Support for the Guard and Reserve). Lucille Zelenkewich was honored by the Alfond Youth Center (Waterville) at their Kid Lover’s Holiday Ball for her many years of support and Chuck Bickford was honored at the annual meeting of the Mid-Maine Chamber of Commerce with their Distinguished Community Service Award.

Charitable Giving
The Bank also supports a number of non-profit organizations through capital campaigns, annual giving and sponsorships each year. In 2004 this totaled in excess of $150,000 including our support of the United Way of Eastern Maine, Forest Society of Maine, Bangor Symphony Orchestra, Maine Discovery Museum, St. Joseph Hospital, Eastern Maine Community College, Maine Central Institute and a host of other worthy endeavors that enrich the lives of our communities.

Partnerships
Our partnership with Penquis Community Action Program resulted in two significant affordable housing projects in 2004, Windward Housing in Searsport and the 165 Griffin Road Project in Bangor, as well as ongoing support for their Homebuyer Education classes. And we are partnering with Penquis on another affordable housing project, due for construction in 2005, in the Corinna area.

Looking Ahead

The future looks bright for our Company. Thanks to the innovative and unselfish efforts of our employees and the guidance of our directors, we have a solid foundation on which to build. We have the leadership, the teamwork, the opportunity and the desire to accomplish great things. Creating value for customers, employees and investors is the fuel that drives us forward and will enable future success.

Board of Directors

Edwin N. Clift (A, B)
Chairman and CEO, Merrill Merchants Bancshares, Inc. and Merrill Merchants Bank

William P. Lucy (B)
President, Merrill Merchants Bancshares, Inc. and Merrill Merchants Bank

William C. Bullock, Jr. (A, B)
Former Chairman, Merrill Merchants Bancshares, Inc. and Merrill Merchants Bank
Chairman: Trust & Investment Committee

Joseph H. Cyr (A, B)
President, John T. Cyr & Sons, Inc.

John R. Graham (B)
President, Automatic Distributors

Perry B. Hansen (A, B)
Chairman and CEO, THE National Bank
Chairman: Nominating & Corporate Governance Committee
Chairman: Compensation Committee

Charles M. Hutchins (B)
Vice President, Alternative Energy, Inc.

Joseph P. Irish (B)
President, Waldo County Oil

Robert E. Knowles (A, B)
Investor

Frederick A. Oldenburg, Jr., M.D. (A, B)
Director, Penobscot Respiratory, P.A.

Lloyd D. Robinson (A, B)
Investor

Michael T. Shea (B)
President & CEO, Webber Energy Fuels

Dennis L. Shubert, M.D., Ph.D. (A, B)
Executive Director, Maine Quality Forum, The Dirigo Health Agency
Chairman: Audit Committee

Susan B. Singer (A, B)
Investor

(A) Merrill Merchants Bancshares, Inc.
(B) Merrill Merchants Bank

Merrill Merchants Bank
Honorary Directors
J. Donald Macintosh
Leonard E. Minsky
Norman Minsky, Esq.
Joseph Sewall
Harold S. Wright

Senior Management

Edwin N. Clift
Chairman & CEO

William P. Lucy
President

Deborah A. Jordan
Executive Vice President
Chief Financial Officer

Jane H. Madigan
Senior Vice President
Marketing & Human Resources

R. Paul Pasquine
Senior Vice President
Trust & Investment Services

Lynne A. Spooner
Senior Vice President
Retail Banking

Reginald C. Williams, Jr.
Senior Vice President
Operations

Employees

William W. Abbott	Matthew J. Harvey	Kathleen G. Prescott*
Cindy L. Allen	Diane M. Hewett	Priscilla A. Pullen
Matthew E. Arnold*	Amelie M. Hichborn	Andrew C. Reed*
Thomas W. Austin	Jody E. Holmes	Cindy L. Rickman
Ryan J. Babbidge	Samantha J. Howe	Carole L. Robinson
Jill E. Bean	Abbee L. Howes	Dianne L. Roy
Nancy L. Bellefleur	Mary Beth Inforati	Laurie A. Ryan
Scott D. Bennett	Jerry C. Jarrell*	DeAnn Seddon
Clarence E. Bickford*	Deborah A. Jordan*	Kelly A. Shorey
Meris J. Bickford*	Judith D. Kelly	Alena J. Sibley*
Timothy H. Birmingham	Kimberly A. Keniston	Betsy A. Simpson*
Christel B. Boone	Gwendolyn A. King	Kathryn A. Simpson
Jacqueline A. Bouchey*	Kim M. Kirchdorfer	Jason D. Simsay*
Kathy M. Boutin	Janet L. Kochis	Lori A. Sinclair
Lynn M. Bowden*	Stephanie E. Lagasse	Benjamin J. Smith
Cynthia J. Brawn	Jonathan S. Lander*	Diane M. Smith
Ann M. Brewer	Ronald J. Landry	Hope J. Smith
Theresa M. Brooks*	Janet L. Lane	Jane F. Smith
Fred A. Brown*	Darleen M. Lanphere	Valrie G. Smith
Linda J. Bryant	Sandra J. Leavitt*	Lynne A. Spooner*
William C. Bullock, Jr.*	Cynthia L. Leighton*	Kathleen Spruce
Angela T. Butler*	Floyd W. Libby*	Joshua T. St. Louis
Stacie A. Buzzell	Linda M. Lizotte	Linda J. St. Louis
Tanya R. Candage	William P. Lucy*	Kathleen A. Stein
Jessica L. Carver	Jane H. Madigan*	Tasha M. Swanson
Eva M. Charity	Angela R. Madore	Veronica E. Sylvia
Amanda S. Chretien	Melony R. Maynard	Susan V. Terrillion*
Edwin N. Clift*	Eunice M. McAfee	Lorraine M. Therrien*
Barbara J. Cochran	Dorianna E. McNally	Marlene D. Thomas*
Alyson A. Coffin	Suzanne M. Mercier	Thomas A. Tilley*
Michelle T. Czapiga	Suzanne T. Moffatt*	Lisa-Marie J. Tocci
George E. Dandaneau*	Michael J. Moody	Joyce D. Toman
Carla A. DeVita	Jaime L. Moore	Holly A. Vetelino*
Jayne T. Dickey	Pamela J. Mugnai	Judy M. Walls
Marjorie J. Downing*	Debra L. Murray	Jerina K. Warner*
Melissa M. Eaton	Lawrence M. Napoleone*	Danelle L. Weston*
Patricia L. Eldridge	Roland L. Narofsky	Reginald C. Williams, Jr.*
Linda G. England*	Richard M. Nickerson*	Rhonda A. Williams
Brent A. Folster*	Deanna L. Ouellette	Joanne E. Wilson
Robert J. Gardner*	R. Paul Pasquine*	Christopher R. Winstead
Juliana H. Graham	Lewis H. Payne*	Jacqueline E. Wolinski
Becky L. Ham	Diane T. Pearson	Judy L. York
Melissa L. Hamlin	Sue E. Perkins	Lucille D. Zelenkewich*
Clarice L. Hannan	Donna M. Poland	Ellen N. Ziobron
Betsy B. Hanscom	Angela M. Porter	*Officers

Annual Shareholder Meeting
The annual meeting of shareholders will be held at 5:00 p.m. on Wednesday, April 27, 2005, at the Holiday Inn, 500 Main Street, Bangor, Maine.

Corporate Headquarters
Merrill Merchants Bancshares, Inc.
201 Main Street
Bangor, Maine 04401
207-942-4800
www.merrillmerchants.com

Annual Report on Form 10-K
The Company’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available online at the Commission’s website: www.sec.gov. Shareholders may obtain a copy, without charge, upon written request to the address listed above.

Contact
Deborah Jordan, Chief Financial Officer at 207-942-2494 or Jane Madigan, Senior Vice President at 207-990-4075

Web Site
Our internet address is www.merrillmerchants.com or via electronic mail: info@merrillmerchants.com

Stock Listing
Merrill Merchants Bancshares, Inc. common stock is traded on the Nasdaq National Market system under the symbol MERB.

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
Waterville
58 Elm Street